   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 1999



                                                      REGISTRATION NO. 333-82315

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               goracing.com, inc.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          7375                         86-0956244
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)       IDENTIFICATION NUMBER)

                            4707 EAST BASELINE ROAD
                             PHOENIX, ARIZONA 85040
                                 (602) 337-3700
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             CHRISTOPHER S. BESING

                            CHIEF EXECUTIVE OFFICER
                            4707 EAST BASELINE ROAD
                             PHOENIX, ARIZONA 85040
                                 (602) 337-3700
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------


                                   COPIES TO:

             ROBERT S. KANT, ESQ.                          JAMES P. CLOUGH, ESQ.
            JERE M. FRIEDMAN, ESQ.                        PATRICK J. DEVINE, ESQ.
             SCOTT K. WEISS, ESQ.                          JAMES J. MASETTI, ESQ.
           GREENBERG TRAURIG, P.A.                     PILLSBURY MADISON & SUTRO LLP
              ONE EAST CAMELBACK                            2550 HANOVER STREET
         PHOENIX, ARIZONA 85012-1656                  PALO ALTO, CALIFORNIA 94304-1115
                (602) 263-2400                                 (650) 233-4500


                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. GORACING.COM MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND GORACING.COM IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

Prospectus (Not Complete)


Issued September 3, 1999



                                6,250,000 SHARES


                              [GORACING.COM LOGO]

                               goracing.com, inc.

                              CLASS A COMMON STOCK
                            ------------------------


     goracing.com, inc. is offering shares of its class A common stock. This is our initial public offering, and no public market currently exists for our shares. We estimate that the initial public offering price for our shares will be between $7.00 and $9.00.

                            ------------------------

     We will apply to have our class A common stock quoted on the Nasdaq National Market under the symbol "GRCN."
                            ------------------------

     INVESTING IN OUR CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------

                                                          Per Share                 Total
                                                    ----------------------  ----------------------
Public Offering Price.............................            $                       $
Discounts and Commissions to Underwriters.........            $                       $
Proceeds to goracing.com, inc. ...................            $                       $


     We intend to use $4 million of the net proceeds from this offering to repay intercompany payables to Action Performance Companies, Inc., our parent.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     goracing.com, inc. has granted the underwriters the right to purchase up to an additional 937,500 shares of class A common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. Banc of America Securities LLC expects to deliver the
shares of class A common stock to investors on              , 1999.

BANC OF AMERICA SECURITIES LLC
                     WILLIAM BLAIR & COMPANY
                                        U.S. BANCORP PIPER JAFFRAY
                                                      J.C. BRADFORD & CO.
                            ------------------------
                The date of this prospectus is           , 1999

                             [INSIDE FRONT COVER]
This page will contain a montage of pictures of various motorsports drivers, vehicles, and fans, together with the "goracing.com" logo.
The inside cover folds out to display three representative samples of "screen shots" from our network. The first depicts a representative sample of motorsports news and information. The second depicts the variety of community features available on our network. The third depicts an e-commerce page where our visitors can purchase licensed motorsports products.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Use of Proceeds.............................................   25
Dividend Policy.............................................   25
Capitalization..............................................   26
Dilution....................................................   27
Selected Combined Financial Data............................   28
Unaudited Pro Forma Condensed Consolidated Financial
  Information...............................................   29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   31
Business....................................................   37
Management..................................................   54
Transactions With Action Performance Companies, Inc. .......   60
Certain Relationships and Transactions......................   66
Principal Stockholders......................................   67
Description of Capital Stock................................   69
Shares Eligible for Future Sale.............................   75
Underwriting................................................   77
Legal Matters...............................................   79
Experts.....................................................   79
Where You Can Find Additional Information...................   79
Index to Financial Statements...............................  F-1


                            ------------------------


The "goracing.com," "SpeedMall," and "RCCA SelectNet" names are our trademarks. This prospectus also includes trade names and trademarks of Action Performance Companies, Inc. and of other companies.

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.


                               goracing.com, inc.


     goracing.com, inc. is a leading online provider of worldwide motorsports-related news and information, a global online meeting place and community for motorsports fans, and a leading e-commerce marketplace for motorsports-related die-cast collectibles, apparel, and souvenirs. In addition to providing comprehensive motorsports information coverage, our network also enables visitors to participate in chat groups, contests, and online auctions; to listen to audio files or view video files; and to participate in other interactive activities related to motorsports. Through SpeedMall, our virtual online shopping mall, our visitors can shop for motorsports and automotive products and services, including motorsports merchandise licensed by many of the leading race car drivers, team owners, and motorsports sanctioning bodies. Our SpeedMall tenants include our Racing Collectables Club of America, or Collectors' Club. We offer on an exclusive basis limited edition lines of die-cast replicas of racing vehicles and other licensed motorsports products to the more than 166,000 members of the Collectors' Club. Our network had approximately 16.8 million page views and approximately 993,000 unique visitors during July 1999. From the early February 1999 launch of SpeedMall through June 30, 1999, our company-owned online stores received approximately 70,000 orders representing approximately $9.0 million, an average of $129 per order.


     More than 17 million fans attended racing events in North America during 1998, with an additional aggregate 287 million estimated viewers tuning into NASCAR events alone last year. Internationally, Formula One events are broadcast worldwide to approximately 130 countries. Corporate sponsors are expected to spend more than $1.2 billion, or 24% of all sports sponsorship dollars, on motorsports marketing programs in the United States in 1999. We believe our network provides merchants and advertisers targeted access to the substantial and growing base of motorsports fans throughout the world.


     We have a unique relationship with our parent, Action Performance Companies, Inc., a worldwide leader in the design and sale of licensed motorsports merchandise. Through our parent, we have endorsement and marketing relationships with many of the most popular race car drivers, team owners, and crew chiefs who have agreed to endorse our network. Leading personalities with whom we have endorsement and marketing relationships include Dale Earnhardt, Jeff Gordon, Dale Jarrett, Rusty Wallace, Dario Franchitti, Mark Martin, Don Prudhomme, Bobby Labonte, and Tony Stewart. We have similar relationships with more than 30 other personalities, each of whom has agreed to grant interviews, make personal appearances, participate in online chats, and provide items he used in races for our online auctions and promotions. Our motorsports network also hosts the Web sites of popular race car drivers and serves as the online home to several influential racing associations.


     We benefit from Action Performance's extensive portfolio of license arrangements with popular race car drivers, many team owners and sponsors, and various sanctioning bodies. We offer for sale online Action Performance's wide variety of licensed motorsports merchandise. This licensed motorsports merchandise features many of the leading racing series from around the world including NASCAR, the Formula One World Championship, the National Hot Rod Association, or NHRA, Championship Auto Racing Teams, or CART, and World Superbike.

     Our goal is to be the leading destination on the Internet for motorsports fans and automotive enthusiasts around the world. The key elements of our strategy are as follows:

     - capitalize on Action Performance's product offerings, licensing and endorsement arrangements, and motorsports relationships,


     - take advantage of our existing relationships with drivers, team owners, and sponsors to attract and increase traffic on our network and to attract and develop new relationships with third-party providers of motorsports content, community features, and products and services,


     - increase our online motorsports content, community, and commerce offerings to drive traffic to our network and increase revenue,

     - expand our offerings to include products, parts, accessories, and services that appeal to automotive enthusiasts,

     - develop sponsorship and other advertising programs that benefit from our audience demographics,

     - expand our network internationally, and

     - increase worldwide brand recognition.

                                  THE OFFERING


Class A common stock         6,250,000 shares
offered



Common stock to be           41,250,000 shares
  outstanding after
  this offering:

  Class A common stock       6,250,000 shares. This amount does not include (1)
                             up to an aggregate of 937,500 shares subject to over-allotment options granted by us to the underwriters, or (2) any shares that may be issued after the offering upon the exercise of stock options, as discussed below.



  Class B common stock       35,000,000 shares. Action Performance owns all of
                             the class B common stock.


Relative rights of class A   The class A common stock and the class B common
  common stock and class B   stock have identical rights other than with respect
  common stock               to voting, conversion, and transfer. The class A
                             common stock is entitled to one vote per share while the class B common stock is entitled to ten votes per share. In most cases, the class A common stock and class B common stock vote together as one class. The shares of class B common stock are convertible at any time at the option of the holder into shares of class A common stock on a share-for-share basis. In addition, shares of class
                             B common stock will be automatically converted into the same number of shares of class A common stock if the shares are held by someone other than Action
                             Performance or one of its affiliates.


Use of Proceeds              We intend to use the proceeds of this offering to
                             fund advertising and marketing programs; to add online content, community features, and e-commerce offerings on our network; to hire management and other personnel; to enhance our technology, software, and basic infrastructure; to facilitate relationships and acquisitions; to repay $4.0 million of intercompany payables to Action
                             Performance; and to provide funds for working capital and general corporate purposes.



Listing We have applied to have our class A common stock quoted on the Nasdaq National Market under the symbol "GRCN."

                    OUR RELATIONSHIP WITH ACTION PERFORMANCE


     We are a wholly owned subsidiary of Action Performance. Under various contractual arrangements, Action Performance will make available its products to us and will provide us with various management, administrative, and fulfillment services. After this offering, Action Performance will retain 98.2% of the total voting power of our company and will continue to control our company. As a result, our relationship with Action Performance will not always be on an arm's-length basis. All references to Action Performance refer to our parent company, Action Performance Companies, Inc., and its predecessors, operating divisions, and subsidiaries other than goracing.com, inc. and its subsidiaries and operating divisions.



                                  OUR HISTORY



     Action Performance incorporated our company in Delaware on May 5, 1999 and contributed our business operations to us on July 1, 1999. All references to our business operations include the operations of predecessor subsidiaries and operating divisions that were operated under the control of Action Performance prior to July 1, 1999, as well as the operations of goracing.com, inc. and our subsidiaries on and after July 1, 1999.



     Our executive offices are located at 4707 E. Baseline Road, Phoenix, Arizona 85040, and our telephone number is (602) 337-3700. Our Web site is located at http://www.goracing.com. Information contained on that Web site and any of the Web sites in our network does not constitute a part of this prospectus.

                             SUMMARY FINANCIAL DATA

     The following table sets forth our summary combined historical and summary consolidated pro forma financial data. You should read this information in conjunction with the Combined Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The historical financial statements include allocations for administrative services, corporate overhead, and other expenses incurred by Action Performance for resources it provides to us. While we believe that these allocations are reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the amounts of expenses that would have resulted if we had operated as an independent company.

     The accompanying combined historical financial data includes


     - the historical Internet operations of goracing Interactive Services, Inc. (formerly Action Interactive, Inc.), a wholly owned subsidiary of Action Performance, as restated for the acquisition of Tech 2000 Worldwide, Inc., which was accounted for as a pooling of interests,



     - the operations of the Collectors' Club, a wholly owned subsidiary of Action Performance, since June 1, 1998 (prior to that date, it operated as a division of Action Performance), and



     - goracing Direct Sales, LLC (formerly Action Direct Marketing, LLC), a wholly owned subsidiary of Action Performance since December 31, 1998.



     On July 1, 1999, Action Performance contributed to us all of its interest in goracing Interactive Services, Action Racing Collectables Club of America, and goracing Direct Sales. We and Action Performance intend to enter into a number of intercompany agreements governing the relationship between our companies. The accompanying consolidated pro forma financial data is derived from our historical financial statements and reflect


     - the effect of the various intercompany agreements as if those agreements were in place from the beginning of the periods presented,


     - Action Performance's contribution to our company of its interest in goracing Interactive, Racing Collectables Club of America, and goracing Direct Sales as if it had occurred as of June 30, 1999,


     - the conversion of a portion of the intercompany payables to our capital, and

     - the recapitalization of our company.


     The accompanying consolidated pro forma financial data is derived from our historical financial statements and should be read in conjunction with the "Introduction to Financial Statements" and the audited combined financial statements and notes thereto, which are included elsewhere in this prospectus.



                                                                                          NINE MONTHS
                                                        YEAR ENDED SEPTEMBER 30,        ENDED JUNE 30,
                                                      -----------------------------   -------------------
                                                                          PRO FORMA             PRO FORMA
                                                       1997      1998      1998(2)     1999      1999(2)
                                                      -------   -------   ---------   -------   ---------
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenue.............................................  $22,948   $38,666    $38,666    $35,417    $35,417
Gross profit                                           12,708    20,118     12,563     18,568     11,379
Income (loss) before income taxes...................    4,127     6,537       (252)     3,696     (2,996)
Net income (loss)...................................  $ 2,467   $ 3,737    $  (151)   $ 2,115    $(1,798)
Basic and diluted net income (loss) per share(1)....       --        --    $  0.00         --    $ (0.05)
Basic and diluted weighted average shares
  outstanding(1)....................................       --        --     35,000         --     35,000

                                                                       JUNE 30, 1999
                                                       ---------------------------------------------
                                                       COMBINED       PRO FORMA         PRO FORMA
                                                        ACTUAL     CONSOLIDATED(2)    AS ADJUSTED(3)
                                                       --------    ---------------    --------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............................  $    12         $    12           $41,612
Working capital (deficit)............................   (4,895)          4,010            49,610
Total assets.........................................   10,928          10,928            52,528
Long-term debt, net of current maturities............       --              --                --
Total equity (deficit)...............................   (3,086)          5,819            51,419


---------------

(1) We did not exist as a separate company during the historical periods presented. Therefore, no earnings per share data is presented for the historical periods. We computed earnings per share on a pro forma basis based on the shares outstanding following our recapitalization on July 2, 1999, as if such shares were outstanding from the beginning of the periods presented.



(2) Reflects (a) the consolidation of the contributed entities; (b) the conversion of a portion of amounts due to Action Performance to our capital; and (c) the effect of various intercompany agreements.



(3) Adjusted to give effect to the sale of 6,250,000 shares of class A common stock offered by this prospectus at our assumed initial public offering price of $8.00 per share, less the underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds therefrom, which includes a $4,000,000 repayment of intercompany payables to Action Performance.



     We expect losses from operations and negative cash flows for the foreseeable future because we plan to incur significant expenses as we enhance the goracing network, build brand awareness, and expand our Internet business.

                                  RISK FACTORS

     An investment in our class A common stock involves a high degree of risk. You should consider carefully the following risk factors, in addition to the other information contained in this prospectus, before purchasing any of our class A common stock.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AS AN INTERNET COMPANY UPON WHICH YOU CAN EVALUATE OUR POTENTIAL FOR FUTURE SUCCESS.


     We have a limited operating history on the Internet upon which you can evaluate our existing business and our potential for future success. Action Performance incorporated our company in May 1999 and contributed the capital stock of our operating subsidiaries to us on July 1, 1999. Action Performance contributed the operations of the Collectors' Club to us along with the other Internet operations because of the increasing migration of Club members to use of the Internet to order our product and the importance of providing seamless order fulfillment services to them. Because of this contribution our historical financial statements primarily reflect the "traditional" mail and telephone sales operations of the Collectors' Club from 1991 until February 1999. Accordingly, the historical combined financial statements included in this prospectus include periods prior to our launch of SpeedMall and the conduct of our current Internet business.


     We face numerous risks and uncertainties as an early-stage company in the new and rapidly evolving Internet market. Some of these risks and uncertainties relate to our ability to

     - develop brand awareness and brand loyalty to attract a larger audience to our network of Web sites,

     - increase customer acceptance of the online purchase of motorsports, automotive, and related merchandise and services,

     - develop an internal sales and marketing force to implement our advertising and marketing strategies,


     - develop and renew industry relationships,


     - offer up-to-date news, information, and other features that are attractive to our visitors,

     - anticipate and adapt to the changing market for Internet services and electronic commerce,


     - continue to upgrade and enhance our systems to accommodate expanded service offerings and increased consumer traffic, and



     - provide or contract for satisfactory customer service and order fulfillment.



     We may not be successful in addressing these risks and uncertainties. The failure to do so would materially and adversely affect our business.


WE DO NOT OPERATE AS AN INDEPENDENT COMPANY, AND WE MAY FAIL TO DEVELOP OUR OWN INFRASTRUCTURE.


     We currently are a wholly owned subsidiary of Action Performance. Although we intend to develop the operational, administrative, and other systems and infrastructure necessary to support our business on an independent basis in the future, we may not be successful in these efforts. We rely on Action Performance to develop new products and to provide core business services, computer hardware and software systems, technical and marketing resources, and other administrative services. After this offering, we will continue to obtain many of these services pursuant to intercompany agreements between us and Action Performance, which have 25-year terms. Our business could be adversely affected if we fail to develop our own infrastructure prior to the expiration or earlier termination of the intercompany agreements.

THE FINANCIAL STATEMENTS CONTAINED IN THIS PROSPECTUS MAY NOT REFLECT RESULTS THAT WE WOULD HAVE ACHIEVED AS A STAND-ALONE COMPANY.


     The historical financial statements contained in this prospectus include allocations for administrative services, corporate overhead, and other expenses that Action Performance incurred for services rendered to us or on our behalf. While we believe that these allocations are reasonable, they do not necessarily reflect the actual expenses that we would have incurred if we had operated as a separate, stand-alone company during the periods presented. We also have relied on Action Performance to finance our operations. Upon completion of this offering, Action Performance will not be required to finance our operations and we may not have access to the capital or financing resources available to our parent. The historical financial information included in this prospectus does not reflect the significant changes that will occur in our capital structure, sources of financing, and operations following this offering and any subsequent separation from our parent. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for a description of these changes. Therefore, investors should not rely on our cash flows to date or our current financial position as indicative of the cash flows or financial position that would have resulted if we had operated as an independent company during the periods presented.



WE MAY INCUR SIGNIFICANT EXPENSES IN AN ATTEMPT TO PROMOTE AND MAINTAIN RECOGNITION OF THE GORACING.COM BRAND THAT MAY BE UNSUCCESSFUL.



     Our success depends on our ability to build the brand identity of goracing.com and increase traffic to our network. We believe that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entering this market. Although we cannot quantify them at this time, we believe that we will incur significant marketing costs in our effort to create and maintain a strong brand identity among motorsports fans and automotive enthusiasts. Other companies currently use the "goracing" name. Our business could be adversely affected if motorsports fans identify the "goracing" name with any company other than ours. We must use the proceeds of this offering effectively to build our brand identity, distinguish the goracing network, and successfully grow our business. Our business, operating results, and financial condition could be materially and adversely affected if we incur excessive expenses in an unsuccessful attempt to promote and maintain recognition of the goracing.com brand. See "Risk Factors -- We have limited protection of our intellectual property and others could infringe on or misappropriate our rights," and "Risk Factors -- We may be unable to acquire or maintain the necessary Web domain names."


WE EXPECT TO INCUR LOSSES FROM OPERATIONS AND OUR FUTURE PROFITABILITY REMAINS UNCERTAIN.


     Our ability to generate significant revenue is uncertain. We have incurred substantial costs to create, launch, and enhance the goracing network; to build brand awareness; and to expand our Internet business. As of June 30, 1999, we had an accumulated deficit of $3.1 million. We had a pro forma net loss of $151,000 for the year ended September 30, 1998 and a pro forma net loss of $1.8 million for the nine months ended June 30, 1999. We expect losses from operations and negative cash flows for the foreseeable future because we plan to incur significant expenses as we


     - expand our sales and marketing efforts,

     - develop our online community,

     - hire additional management, sales, and other personnel,

     - expand our online offerings,

     - expand our infrastructure and customer support services, and

     - seek to acquire complementary businesses and technologies.

     Our expected losses may exceed our historical pro forma losses from operations. If our revenue does not increase and if our spending levels are not adjusted accordingly, we may not generate sufficient revenue to achieve profitability in the future. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

WE MAY NOT BE COMPETITIVE IF WE FAIL TO ENHANCE OUR ONLINE OFFERINGS.


     The failure to develop and introduce effectively new or enhanced online features, functions, products, or services could have a material adverse effect on our business. To remain competitive, we must continue to


     - enhance our offerings of news, information, and features,

     - expand our product and service offerings,

     - enhance the ease of use, responsiveness, functionality, and features of our network,

     - attract and retain desirable tenants in SpeedMall, and


     - improve the consumer purchasing experience on our network of Web sites.



     These efforts may require us to develop or license increasingly complex technologies. We may not be successful in developing or introducing new features, functions, products, and services, and the features, functions, products, and services that we develop may not result in increased traffic or revenue. We also may not be able to develop, acquire, or enter into alliances for Web sites designed to attract automotive enthusiasts and suppliers of automotive-related products and services to our network.



     Developing, launching, and promoting new online offerings or expanding into new markets will require us to make significant investments of financial, management, and operational resources. These efforts also could strain our ability to support existing online offerings and provide an enjoyable online experience to visitors to our network. Our business could be materially and adversely affected if we fail to achieve these goals.



WE DEPEND ON SALES OF LICENSED PRODUCTS FOR SUBSTANTIALLY ALL OF OUR REVENUE.



     Sales of Action Performance's products currently account for substantially all of our revenue. We expect to continue to generate a significant portion of our revenue from the sale of Action Performance's products. Action Performance markets its products under licensing arrangements with race car drivers, team owners, sponsors, automobile and truck manufacturers, NASCAR, NHRA, CART, and other entities. The licensing arrangements vary in scope and duration, but generally authorize Action Performance to sell specified licensed products for short periods of time. The success of licensing arrangements depends on many factors, including the popularity, performance, image, and health of the individual drivers. A driver's popularity could be adversely affected if the driver fails to maintain a successful racing career or engages in behavior that the general public considers objectionable.


     In addition, Action Performance's ability to enforce its rights under licensing agreements may be limited by the interpretation and enforcement of those agreements. Some license agreements contain provisions that allow the licensor to terminate the agreement upon the occurrence of events that are outside of Action Performance's control, including a change in the driver's team owner or sponsor. Our business would be materially and adversely affected if we were unable to obtain licensed products from Action Performance or if Action Performance becomes unable to develop, enter into, renew, or enforce material licensing arrangements.

ANY DOWNTURN IN THE POPULARITY OF THE MOTORSPORTS INDUSTRY IN GENERAL, AND NASCAR RACING IN PARTICULAR, WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Substantially all of our current business relates to the motorsports industry. Motorsports competes for television viewership, attendance, merchandise sales, and sponsorship funding with other sports, entertainment, and recreational events. The competition in the sports, entertainment, and recreation industries is intense. Any downturn in the popularity of the motorsports industry, or its appeal to consumers, could reduce sales of motorsports merchandise or corporate sponsorships, which would materially and adversely affect our business.


     Sales of die-cast replicas and other licensed merchandise related to NASCAR racing currently represent 91% of our revenue. Although Action Performance has expanded its product lines to include vehicles from other segments of motorsports, we expect that products related to NASCAR racing will continue to account for a significant percentage of our revenue for the foreseeable future. Any downturn in the popularity of NASCAR-sanctioned racing could have a material and adverse effect on our business.

WE DEPEND ON THIRD-PARTY MANUFACTURERS AND VENDORS.

     We do not manufacture any of the products that we sell. Action Performance and various SpeedMall tenants depend upon third parties to manufacture their products. Any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis could have a material adverse effect on us.

     Our suppliers, including Action Performance, and many SpeedMall tenants generally do not have long-term contracts with their third-party manufacturers. In particular, Action Performance obtains most of its die-cast products from its primary manufacturer in China under an agreement that has been in place since 1994 and that automatically renews for successive one-year terms unless terminated by either party giving written notice to the other at least 90 days prior to the end of the then-current term. We may not meet the demands and expectations of our customers and our operations may be adversely affected by any one or more of the following:

     - the loss of these relationships,

     - significant damage to the facilities of one or more of our suppliers or their third-party manufacturers,

     - the disruption or termination of one or more of the operations of our suppliers or their third-party manufacturers, or

     - the disruption or termination of transportation of products from one or more of our suppliers or their manufacturers, even for a relatively short period of time.

     Neither we nor any of our suppliers maintain an inventory of sufficient size to protect us against an interruption of supply for any significant period. We also may be subject to variations in the prices that we or our suppliers pay to third-party manufacturers for products if their raw materials, labor, and other costs increase. We may not be able to pass along price increases to our customers.

     Action Performance engages one third-party manufacturer in China to manufacture most of its die-cast collectible products. Action Performance's reliance on a single manufacturer for a substantial portion of its products increases those risks listed above.

     We also depend upon a number of third-party shippers, such as the U.S. Postal Service, United Parcel Service, and Federal Express, to deliver goods to us and our customers. Strikes or other service interruptions affecting our shippers would have a material adverse effect on our ability to deliver merchandise on a timely basis.

WE DEPEND ON THIRD-PARTY MANUFACTURERS IN CHINA FOR MOST OF OUR PRODUCTS.


     Action Performance obtains most of its products from overseas manufacturers, particularly one third-party manufacturer of die-cast products in China. During the nine months ended June 30, 1999, we derived 95% of our revenue from products obtained from Action Performance that were manufactured by this third-party manufacturer. As a result, we face risks in addition to the risks generally created by obtaining our products from third parties. Our suppliers' reliance on those third-party manufacturers to provide personnel and facilities in China and their maintenance of personnel, equipment, and inventories abroad expose them to a variety of economic and political risks commonly encountered in international operations, international trade, currency exchange, and financing matters. In particular, current tensions between the United States and China could adversely affect trade relations with China and impact Action Performance's ability to obtain die-cast collectible products from its manufacturers.

OUR FAILURE TO DEVELOP AND MAINTAIN AN EFFECTIVE ADVERTISING SALES FORCE COULD ADVERSELY AFFECT OUR BUSINESS.



     Advertising on the goracing network generated less than 1% of our revenue during fiscal 1998 and during the nine months ended June 30, 1999. We intend to develop a sales team to stimulate sales of advertising on our network of Web sites. Establishing our sales team involves a number of risks, including the following:


     - we have not previously employed dedicated sales personnel,

     - we may be unable to hire, retain, integrate, and motivate sales and sales support personnel, and

     - new sales personnel may require a substantial period of time to become productive.


FAILURE OF THE SPEEDMALL CONCEPT TO DEVELOP AS AN E-COMMERCE SOLUTION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.


     Visitors to SpeedMall may decide not to make online purchases in the future if we do not provide a convenient, economical, and secure shopping experience or do not offer the products and services that they seek. Our existing tenants may not renew their leases in SpeedMall, and we may not be able to attract new tenants if online sales are lower than anticipated. The failure of SpeedMall to develop as a viable e-commerce solution could have a material adverse effect on our business.


OUR EFFORTS TO EXPAND INTO INTERNATIONAL MARKETS COULD COST MORE THAN WE EXPECT AND WILL SUBJECT US TO LOGISTICAL AND REGULATORY UNCERTAINTIES.



     We plan to further expand our network to include additional Web sites serving international markets. We have not yet determined the cost of expanding our overseas operations. We also may be unsuccessful in expanding our presence in international markets, and we might lose all or part of our investment in those operations. As we expand into international operations, we will be increasingly subject to various risks associated with international operations in addition to the other business risks described in this prospectus. These risks include the following:


     - management of a multi-national organization,

     - compliance with local laws and regulatory requirements, as well as changes in those laws and requirements,

     - restrictions on the repatriation of funds,

     - employment and severance issues,

     - overlap of tax issues,

     - the business and financial condition of any overseas business partners,

     - political and economic conditions abroad, and

     - the possibility of

       -- expropriation or nationalization of assets,

       -- supply disruptions,

       -- currency controls,

       -- exchange rate fluctuations, or

       -- changes in tax laws, tariffs, and freight rates.

Our inability to effectively manage these and other risks could have a material adverse effect on our business.

OUR BUSINESS DEPENDS ON OUR ABILITY TO RESPOND TO RAPID MARKET CHANGES.



     The markets for products and services that the goracing network offers are subject to rapidly changing customer tastes, a high level of competition, seasonality, and a constant need to identify and market new products and services. Demand for motorsports and automotive products and services depends upon a wide variety of factors, including the following:



     - the popularity of drivers, teams, and other licensors,



     - the popularity of current product and service concepts or themes,



     - cultural and demographic trends,



     - marketing and advertising expenditures, and



     - general economic conditions.



     Because these factors can change rapidly, customer demand also can shift quickly. New products or services frequently can be successfully marketed for only a limited time.



     We could experience a material adverse effect on our business, operating results, and financial condition if we are unable to respond quickly to market changes or a slowdown in demand for the products we sell and services we provide.



MARKETS FOR MOTORSPORTS AND AUTOMOTIVE-RELATED PRODUCTS AND SERVICES ARE EXTREMELY COMPETITIVE, AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO COMPETE SUCCESSFULLY IN THE FUTURE.



     Markets for motorsports and automotive-related products and services are extremely competitive. We currently or potentially compete with several types of companies, many of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we possess. We also compete for product sales with companies outside of the e-commerce environment, including distributors to which Action Performance sells its products and the retailers that ultimately sell those products to consumers. Users may visit the sites on our network once or twice and then use other Web sites or traditional news sources and sales channels to obtain motorsports news and information and products.



     We currently or potentially compete with several types of companies, including the following:



     - general integrated entertainment companies, such as the Walt Disney Co. and its ESPN affiliate, Time Warner, and TNN,



     - Web sites targeted to sports enthusiasts generally, such as ESPN.com, Sportsline.com, CNNSI.com, and Foxsports.com,



     - NASCAR, which has an agreement with Action Performance under which NASCAR has a right to buy some of Action Performance's products for its NASCAR.com e-commerce channel or, alternatively at NASCAR's option, we will sell Action Performance's NASCAR-licensed products on the NASCAR.com e-commerce channel under the same terms as on SpeedMall under a revenue sharing agreement.



     - other motorsports and automotive-related Web sites, such as Speedvision.com, Jayski.com, Hemmings Motor News Online, and Ecklers.com,



     - traditional forms of media that cover motorsports, such as magazines, newspapers, radio, and television,



     - online and offline retailers of motorsports merchandise, including various distributors of Action Performance, and



     - Action Performance itself upon any termination of our contracts with it.



We cannot assure you that we will be able to compete successfully in the future.

WE WILL REQUIRE ADDITIONAL CAPITAL TO SUPPORT GROWTH, AND WE HAVE LIMITED EXTERNAL SOURCES OF FINANCING.



     Continued rapid growth could require us to make substantial capital investments in excess of resources provided by the proceeds of this offering, cash generated by operations, funds available to us through our parent company, and our ability to obtain financing under capital leases. We cannot predict the timing and amount of any such capital requirements at this time. Upon completion of this offering, we will not be able to obtain funds available to Action Performance under its credit facility. We currently do not have arrangements for a credit facility of our own. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed. As a result, we may not be able to expand our business at the rate desired, which may adversely affect our operating results.


WE MAY BE UNABLE TO IDENTIFY OR SUCCESSFULLY INTEGRATE POTENTIAL ACQUISITIONS.


     We may wish to acquire complementary businesses, products, services, or technologies in the future. We may not be able to identify suitable acquisition candidates or make acquisitions on commercially acceptable terms. We may have difficulty integrating an acquired company's personnel, operations, products, services, or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and materially and adversely affect our business.


WE DEPEND ON MANAGEMENT AND OTHER KEY PERSONNEL.


     The development of our operations and those of Action Performance depend upon the efforts and abilities of our respective senior managements. Fred W. Wagenhals, Christopher S. Besing, Lonnie P. Boutte, and Roger J. Falcione currently represent the key officers and directors upon whom our success depends. The loss of services of one or more of our or Action Performance's key employees could have a material adverse effect on our business.



WE MUST BE ABLE TO ATTRACT AND RETAIN SKILLED EMPLOYEES.



     Our success depends on our ability to continue to attract, retain, and motivate skilled employees. Competition for employees in the Internet industry is intense. We may be unable to retain our key employees or attract, motivate, or retain other qualified employees in the future. Any failure to attract and retain key employees will materially and adversely affect our business.



OUR FAILURE TO EFFECTIVELY MANAGE OUR GROWTH COULD IMPAIR OUR BUSINESS



     Our failure to manage our growth effectively could have a material adverse effect on our business, operating results, and financial condition. In order to manage our growth, we must take various steps, including the following:



     - arrange necessary capital to expand our facilities and equipment,



     - obtain products and services from suppliers, including Action Performance, on a timely basis, and



     - successfully hire, train, retain, and motivate additional employees.



     Our growth has placed, and our anticipated future growth in our operations will continue to place, a significant strain on our management systems and resources. We will be required to increase staffing and other expenses as well as make expenditures on capital equipment to attempt to meet the anticipated demand of our customers. Sales of motorsports and automotive products are subject to changing consumer tastes. We may increase our expenditures in anticipation of future orders that do not materialize, which would adversely affect our profitability. Demand for popular products or services may increase orders on short notice, which would place and excessive short-term burden on our resources.

SEASONAL FLUCTUATIONS IN SALES MAY AFFECT OUR EARNINGS AND THE TRADING PRICE OF OUR CLASS A COMMON STOCK.


     We may experience seasonality in our business, which could result in unfavorable quarterly earnings comparisons and affect the trading price of our class A common stock. Our limited Internet operating history and the new and rapidly evolving Internet markets make it difficult to predict the effects of seasonality on our business. Because the auto racing season is concentrated between the months of February and November, the second and third calendar quarters of each calendar year generally are characterized by higher sales of motorsports products. Similarly, advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter of each year. Seasonal fluctuations in quarterly sales may require us to take temporary measures, including changes in personnel levels, borrowing amounts, and marketing activities. These factors and any seasonal and cyclical patterns that emerge in Internet consumer purchasing or in Internet advertising spending could result in unfavorable quarterly earnings comparisons. As a result, it is difficult to predict our future revenue. Any shortfall in revenue may have a material adverse effect on our business and stock price. You should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance.



WE MAY BE UNABLE TO SUPPORT RAPID INCREASES IN VOLUME ON OUR NETWORK.



     Rapid growth in the number of users accessing our network of Web sites that exceeds our expectations may strain or exceed the capacity of our computer systems and lead to impaired performance or system failures. Our current systems may be inadequate to accommodate rapid traffic growth on our network. If this occurs, customer service and satisfaction may suffer, which could lead to dissatisfied users, reduced traffic, and an adverse impact on our business. We plan to upgrade and add to our existing technology and network infrastructure and to implement new systems so that our network can perform better and handle increased traffic. Failure to implement these systems effectively or within a reasonable period of time could have a material adverse effect on our business, operating results, and financial condition.


SERVICE FAILURES OR INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS.


     Any sustained or repeated failure or interruption in our computer systems or equipment would reduce the appeal of our network of Web sites to customers, advertisers, and SpeedMall tenants. Unanticipated problems affecting our systems may cause interruptions in our services. Interruptions or failures could result if we fail to maintain our computer systems and equipment in effective working order or if our telecommunications providers fail to provide the capacity we require. We also must protect our computer systems against damage from fire, power loss, water, vandalism and other malicious acts, and similar unexpected adverse events. In addition, our users depend on telecommunications providers, Internet service providers, and network administrators for access to our Web sites. Our systems and equipment could experience outages, delays, and other difficulties as a result of system failures unrelated to our systems. Prior to implementing our current operating infrastructure in February 1999, our network experienced outages and malfunctions on two separate occasions, neither of which had a material impact on our business. Any damage, interruption, or failure that interrupts or delays our operations in the future could cause users to stop using our services and have a material adverse effect on our business.


WE HAVE LIMITED PROTECTION OF OUR INTELLECTUAL PROPERTY, AND OTHERS COULD INFRINGE ON OR MISAPPROPRIATE OUR RIGHTS.


     Our performance and ability to compete depend on consumer recognition of the "goracing" brand, the quality of our internally developed content, and software technology. We rely upon all facets of intellectual property and related law to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. Our failure to adequately protect our intellectual property could materially and adversely affect our business, operating results, and financial position.

     We regard our copyright, trademarks, trade dress, and similar intellectual property as critical to our success. We own and license a variety of trademarks, copyrights, and other intellectual property rights. These rights are primarily in two areas: the names, art, and content of our Web sites and the software technology that operates our Web sites. We have copyright protection for all original design and arrangement of the Web sites on the goracing network, as well as any original material that we produce to promote the goracing network. We have unregistered trademarks for "goracing.com," "RCCA SelectNet," and "SpeedMall," for which we are seeking federal registration in the United States. The U.S. Patent and Trademark Office has suspended our "goracing.com" application, pending review of other possibly conflicting trademark applications/registrations for marks that include variations of the word "goracing." We believe that our use of the "goracing.com" mark was first in time with respect to the business in which we engage, and that our acquisition of a potentially conflicting trademark gives our "goracing.com" application priority over all such other possibly conflicting applications or registrations. As a result, we do not believe that anyone else can obtain trademark protection for the "goracing.com" mark in the United States for the business in which we operate. However, we cannot assure you we will be successful in obtaining a federal registration for the "goracing.com" mark. Our ability to prevent others from using similar trademarks may be adversely impacted if our "goracing.com" mark is regarded as a descriptive or weak trademark. Our inability to obtain trademark protection for our "goracing.com" mark could have a material adverse effect on our business.


     We may not be able to obtain effective trademark, service mark, copyright, and trade secret protection in every country in which our products and services are made available online. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement. Litigation can be very expensive and can distract management's time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

     As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants. These agreements may be ineffective in preventing misappropriation of technology and could be unenforceable. Misappropriation of our intellectual property or the litigation costs associated with our intellectual property could have a material adverse effect on us.

WE MAY BE UNABLE TO ACQUIRE OR MAINTAIN THE NECESSARY WEB DOMAIN NAMES.


     We currently hold several Web domain names, including "goracing.com" and "SpeedMall.com." Third parties own various similar domains that could create confusion and direct traffic away from our network. Further, third parties could acquire similar domain names, which could create confusion that diverts traffic to other Web sites, which could adversely affect our business. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Internet regulatory bodies may establish additional top-level domains, appoint new or additional domain name registrars, or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of our proprietary rights.


REGULATION OF CORPORATE SPONSORSHIP MAY ADVERSELY AFFECT THE MOTORSPORTS
INDUSTRY.

     Tobacco and alcohol companies provide a significant amount of advertising and promotional support of racing events, drivers, and car owners. In 1996, the U.S. Food and Drug Administration published regulations that would substantially restrict tobacco industry sponsorship of sporting events, including motorsports. The legality of these regulations has been challenged in court. The U.S. Supreme Court will review these regulations on appeal, and we expect the Court to issue its decision sometime during 2000. The FDA regulations, if ultimately approved, and any other legislation, regulations, or other initiatives that limit or prohibit advertisements of tobacco or alcohol products at racing events could adversely affect the popularity of motorsports, which could have a material adverse effect on our business and operating results.

     In November 1998, certain major manufacturers of cigarettes and smokeless tobacco products and the attorneys general of 46 states agreed to settle certain lawsuits filed by more than 40 of the settling states and potential claims that could be brought by the remaining settling states. The terms of the settlement, among other things, limit sponsorship of racing events by the participating manufacturers and substantially eliminate outdoor advertising of tobacco products and any marketing or distribution of tobacco brand name merchandise. The settlement, however, permits the participating manufacturers to engage in limited sponsorships of racing events, drivers, or teams. The participating manufacturers may not refer to any sponsored event, driver, or team in its other advertisements of tobacco products. The terms of the settlement will limit or prohibit our ability to sell licensed motorsports collectible and consumer products that include a tobacco brand name and our ability to sell online advertising to tobacco companies. Domestic and international tobacco advertisers heavily subsidize certain NASCAR, NHRA, CART, Formula One, and other racing series and teams, and those series and teams may not find similar sponsorships. The limitations on tobacco company sponsorship imposed by the settlement and any further limitations imposed on tobacco or alcohol sponsorship of racing events also could ultimately affect the popularity of motorsports, which could have a material adverse effect on our business and operating results.


OUR BUSINESS COULD BE SEVERELY DISRUPTED IF OUR COMPUTER SYSTEMS OR THE COMPUTER SYSTEMS OF ACTION PERFORMANCE OR OTHER PARTIES ON WHICH WE RELY FAIL BECAUSE THEY ARE NOT "YEAR 2000" COMPLIANT.


     We depend upon complex computer software and systems, including our parent's computer systems, for all phases of our operations. The failure of any of our software or systems or the software or systems of our parent to be Year 2000 compliant could disrupt the operation of our network, our financial and management controls, and reporting systems, or could prevent us from being able to process or fulfill orders from our customers.

     In addition to the systems and software that we use directly, our operations also depend on the performance of software and systems of our third-party vendors and service providers. These include providers of financial, telecommunications, and parcel delivery services. We cannot assure you that our service providers have, or will have, operating software and systems that are Year 2000 compliant.


     We have begun conducting an analysis of our material operating software and systems to assess and assure Year 2000 compliance. We also have been communicating with our third-party vendors and service providers and others with whom we do business to coordinate Year 2000 readiness. The responses we have received to date have indicated that steps are currently being undertaken by our third-party vendors and service providers to address this concern. However, any failure of our computer software and systems, Action Performance's computer software and systems, or the systems of third parties to achieve timely Year 2000 compliance could have a material adverse effect on our business, operating results, and financial position.



     If widespread failures occur, we believe the worst case scenario would include



     - the failure of our servers hosting the goracing network, resulting in the inability of our users to connect to our network or purchase products from us,



     - the failure of Action Performance's operating system, from which we obtain our inventory records, accounts payable, accounts receivable, order fulfillment, and other information vital to the operation of our business, and



     - the failure of third-party credit card systems, resulting in the inability of our customers to use their credit cards to purchase products on our network.



     Any such worst case scenario, if not quickly remedied, would have a material adverse effect on our business. We currently have no specific contingency plan to address the failure of our software or systems as a result of Year 2000 issues, which could magnify the adverse effect on our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

OUR NETWORK MAY BE ADVERSELY AFFECTED BY UNKNOWN SOFTWARE DEFECTS.

     Our network depends on complex software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current services or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that, despite testing by us, defects may occur in the software. These defects could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance, or divert our development resources, any of which could materially and adversely affect our business.

         RISKS ASSOCIATED WITH OUR RELATIONSHIP WITH ACTION PERFORMANCE

WE DEPEND ON ACTION PERFORMANCE TO OBTAIN FAVORABLE LICENSE ARRANGEMENTS AND DEVELOP NEW PRODUCTS.


     We depend upon Action Performance to supply us with all of the licensed motorsports merchandise that we sell. We also depend upon Action Performance to supply us with licensing arrangements with popular motorsports personalities. We believe that these arrangements are important to the success of our business. Our earnings and growth prospects could be adversely affected if Action Performance is unable or unwilling to develop and maintain favorable licensing arrangements with popular motorsports personalities, to introduce new and creative product offerings and marketing opportunities on which we can capitalize, or to supply us with sufficient quantities of products for sale. Our inability to obtain products and favorable license arrangements from Action Performance could have a material adverse effect on our business, operating results, and financial condition.


     Our operating results depend to a significant extent on the ability of Action Performance to develop and introduce on a timely basis new products and services that compete effectively in terms of price and that address customer tastes, preferences, and requirements.

WE DEPEND ON ACTION PERFORMANCE FOR SERVICES.

     We depend upon Action Performance for various management, financial, tax, human resource, and other functions that typically are performed by in-house personnel of public companies. We have entered into long-term agreements that require Action Performance to provide these services. Action Performance will have the right to terminate or decline to renew these agreements in some circumstances. We will need to renew or extend these agreements, engage other entities to perform these services or provide us with products, or perform these services ourselves if our agreements with Action Performance expire or are terminated. The cost of obtaining other services from third parties or devoting resources to provide them internally may exceed the cost under our agreements with Action Performance.

ACTION PERFORMANCE WILL CONTROL OUR COMPANY AFTER THIS OFFERING.


     Immediately after this offering, Action Performance will own all of our outstanding class B common stock, representing approximately 98.2% of the combined voting power of our outstanding common stock. As a result of this ownership, Action Performance will be able to exercise a controlling influence over our business and affairs and to determine unilaterally the outcome of any matter submitted to a vote of our stockholders.


OUR BUSINESS COULD BE ADVERSELY AFFECTED BY A CHANGE IN CONTROL OF ACTION PERFORMANCE.

     Action Performance is a public company. As long as Action Performance owns shares representing a majority of our voting power, if another person or entity gains control of Action Performance that person or entity would also be able to control us. A new owner may change our operating strategy or may enter into new markets that are different from those that appeal to motorsports fans or automotive enthusiasts. Fred W. Wagenhals may cease to serve with Action Performance following a change of control. Action Performance depends on Mr. Wagenhals to develop and maintain relationships with many of the most popular motorsports personalities. In addition, many of Action Performance's license agreements contain a provision that gives the licensor the right to terminate the agreement if Mr. Wagenhals no longer serves with Action Performance. The loss of the services of Mr. Wagenhals might impair Action Performance's ability to enter into license arrangements with motorsports personalities and sanctioning bodies and might impair our ability to obtain favorable endorsement arrangements with motorsports personalities. We believe these relationships are important to our success. Any loss of these relationships would have a material adverse effect on our business.

WE AND ACTION PERFORMANCE HAVE CONFLICTS OF INTEREST.


     Because our business to a great extent depends on sales of Action Performance's licensed motorsports merchandise and its ability to provide us with valuable licensing arrangements, there exist numerous actual and potential conflicts of interest between us and Action Performance. We and Action Performance to some extent will compete with each other when offering products and services to potential customers. Our certificate of incorporation contains provisions addressing potential conflicts of interest between us and Action Performance and the allocation between us and Action Performance of transactions that could otherwise constitute corporate opportunities of both companies. These provisions provide that, except as we and Action Performance may otherwise agree,



     - Action Performance will have no duty to refrain from competing with us,



     - Action Performance and its officers, directors, and employees will not be liable to us or to you for breach of fiduciary duty if they compete with us,



     - Action Performance will have no duty to communicate or offer corporate opportunities to us and will not be liable for breach of any fiduciary duty as a stockholder in connection with corporate opportunities,



     - if one of our directors or officers who is also a director or officer of Action Performance learns of a potential transaction or matter that may be a corporate opportunity for us or for Action Performance, that director or officer may offer the corporate opportunity to either us or Action Performance as he or she deems appropriate, and



     - a director or officer will not be liable to us or to you for breach of fiduciary duty if he or she first offers the corporate opportunity to Action Performance or Action Performance pursues the corporate opportunity for itself or does not communicate information about the opportunity to us.



     These provisions eliminate rights that our stockholders would otherwise have under Delaware law and, to a large extent, eliminate our directors' fiduciary duty of loyalty under Delaware law. While these provisions do not prohibit us from competing with Action Performance for business opportunities, to the extent that our officers or directors are also officers or directors of Action Performance, and unless we have entered into agreements with Action Performance that govern the allocation of various corporate opportunities as they arise, Action Performance could take advantage of corporate opportunities instead of us and could compete with us for sales or market share.



     Prior to the completion of this offering, we will enter into various agreements with Action Performance. Among other things, these agreements will govern the terms on which the parties will allocate certain corporate opportunities, refrain from competing with each other, and jointly market products and services and provide products and services to each other. See "Transactions with Action Performance Companies, Inc." The agreements generally contemplate that the parties will maintain their relationships in a manner consistent with their past practice. However, neither these agreements nor any future agreements between us and Action Performance will necessarily result from arm's-length negotiations. Therefore, these agreements may be less favorable to us than those we could obtain from unaffiliated third parties. Moreover, many of the transactions between us and Action Performance are informal and do not lend themselves to formulaic allocations of costs and benefits. Thus, there inevitably will be some discretion left to the parties, which are subject to the potentially conflicting interests described above. Action Performance is not obligated to engage in any future business transactions with us or jointly pursue opportunities, except for those expressly provided for in the intercompany agreements.


SOME OF OUR DIRECTORS WILL HAVE CONFLICTS OF INTEREST BECAUSE THEY ARE ALSO DIRECTORS OR OFFICERS OF ACTION PERFORMANCE.



     As long as Action Performance owns shares representing a majority of the voting power of our stock, it will have the right to designate all of the members of our board of directors. In addition, as long as Action Performance owns shares representing at least 10% of the voting power of our stock, Action Performance will have the right to designate at least one person to serve as a member of our board of directors. We expect that some or all of the persons that Action Performance designates to serve on our board of directors also will be directors or officers of Action Performance. Persons designated by Action Performance to serve on our board of directors will have fiduciary duties of loyalty to us as well as to Action Performance. They therefore may have conflicts of interest when matters arise that actually or potentially involve both companies, such as deciding which company should pursue a potential corporate opportunity or how to resolve an issue that could have a negative impact on either company. Our restated certificate of incorporation includes provisions that are intended to eliminate the liability of our officers and directors for breach of fiduciary duty if they or Action Performance competes with us. Our directors may allocate corporate opportunities or resolve other conflicts of interest between us and Action Performance in a manner that you would consider to be fair to our company.


THE SAME INDIVIDUALS WILL MANAGE US AND ACTION PERFORMANCE


     Following this offering, Fred W. Wagenhals, our Chairman of the Board, will continue to serve as a director and officer of Action Performance and Christopher S. Besing, our Chief Executive Officer, will continue to serve as a director of Action Performance. In many instances, their efforts for Action Performance will relate to activities that are unrelated and, in some circumstances adverse, to our interests. In addition, Messrs. Wagenhals, Besing, Lonnie P. Boutte, our President, Roger J. Falcione, our Chief Technology Officer, and some of our other employees will continue to hold shares and options to purchase shares of Action Performance common stock or will continue to participate in Action Performance's stock option plans. These circumstances may present these officers and employees with incentives different from those of our stockholders and may magnify the conflicts of interests described above.



     In addition to Messrs. Wagenhals, Besing, and Boutte, our board of directors currently includes two directors who are also directors and officers of Action Performance. After this offering, a majority of our directors will be individuals who are directors or officers of Action Performance. For as long as Action Performance maintains voting control of our company, Action Performance will have the ability to change the size or composition of our board of directors.



BECAUSE WE ARE PART OF ACTION PERFORMANCE'S CONSOLIDATED GROUP FOR INCOME TAX PURPOSES, WE MAY BE LIABLE FOR TAX AND OTHER OBLIGATIONS THAT WE WOULD NOT HAVE IF WE WERE AN INDEPENDENT COMPANY.


     For as long as Action Performance continues to own at least 80% of the voting rights and value of our capital stock, we will be included in Action Performance's consolidated group for federal income tax purposes. Upon completion of this offering, we will enter into a tax allocation agreement with Action Performance. We will agree to pay to Action Performance the amount of federal, state, and local income taxes that we would be required to pay to the relevant taxing authorities if we were a separate taxpayer not included in Action Performance's consolidated or combined returns. In addition, by virtue of its controlling ownership of our company and the tax allocation agreement, Action Performance will effectively control all of our tax decisions. Under the tax allocation agreement, Action Performance will have sole authority to respond to and conduct all tax proceedings, including tax audits relating to us, to file all income tax returns on our behalf, and to determine the amount of our liability to or entitlement to payment from Action Performance. Despite the tax allocation agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. Thus, to the extent Action Performance or other members of the group fail to make any federal income tax payments required of them by law, we would be liable for the shortfall. Similar principles apply for state income tax purposes in many states.

     For as long as Action Performance continues to own at least 80% of the voting rights and value of our capital stock, we will be liable for pension funding, termination and excise taxes, and other pension-related matters in the event that Action Performance fails to satisfy fully its legally required pension obligations.


     Our intercompany agreements with Action Performance provide that Action Performance will indemnify us for some tax liabilities resulting from our relationship with it, including the costs of defending against any claims asserted against us. Action Performance may not be able to fulfill its obligations under the intercompany agreements, in which case we may be liable for those payments.


OUR AGREEMENTS WITH ACTION PERFORMANCE MAY REQUIRE US TO INDEMNIFY ACTION PERFORMANCE FOLLOWING A DISTRIBUTION OF OUR SHARES.


     Following this offering, Action Performance may distribute to its shareholders all or a portion of the class B common stock that it owns. If Action Performance distributes shares to its stockholders, we will indemnify Action Performance if it incurs any tax liability as a result of any action on our behalf or failure to act that makes the distribution taxable to Action Performance. We will indemnify Action Performance for any tax liability incurred as the result of the failure of the distribution to qualify as a tax-free transaction due to a takeover of our company or any other transaction involving our capital stock, assets, or business regardless of whether such transaction is within our control. If we become obligated to indemnify Action Performance for any tax liabilities that it incurs, our business, operating results, and financial condition, would be adversely affected.

                         RISKS RELATED TO THIS OFFERING

ACTION PERFORMANCE'S ABILITY TO DISTRIBUTE OR SELL SHARES OF OUR CLASS B COMMON STOCK MAY HAVE AN ADVERSE IMPACT ON THE VALUE OF OUR CLASS A COMMON STOCK.

     Following this offering Action Performance may distribute to its shareholders all or a portion of our common stock that it owns. Action Performance is under no obligation to distribute any of our stock and has the sole discretion to determine the timing and the terms of any such distribution. We cannot assure you as to whether, when, or if Action Performance will distribute any shares of our common stock or as to the terms of any distribution. We also cannot predict the effect that a distribution, or any delay or inability to make a distribution, might have on the market price of our class A common stock.


     Sales of substantial amounts of common stock following this offering, or even the potential for such sales, may have a depressive effect on the market price of our class A common stock. Action Performance also will have the right to require us to register its shares of our common stock under the securities laws so that it can sell our common stock in the public market if it does not complete a distribution or other similar transaction. Sales by Action Performance or others of substantial amounts of our common stock in the public market following this offering, or the perception that sales might occur, could have a material adverse effect on the market price of our class A common stock.



     Action Performance will have registration rights that will enable it to sell its shares of our common stock in the public market following this offering. In addition, Action Performance may sell or distribute our common stock, which may adversely affect our stock price.


DIFFERENCES IN VOTING RIGHTS MAY LOWER THE MARKET VALUE OF CLASS A COMMON STOCK.

     Shares of class A common stock are entitled to one vote per share while shares of class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. See "Description of Capital
Stock -- Common Stock." The difference in the voting rights of the class A common stock and class B common stock could adversely affect the price of the class A common stock to the extent that investors or any potential future purchaser of our common stock assign value to the superior voting rights or other rights of the class B common stock.


OUR STOCK HAS NOT BEEN PUBLICLY TRADED BEFORE THIS OFFERING AND OUR STOCK PRICE MAY BE VOLATILE.



     Our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. We and the underwriters will determine the initial public offering price. The price at which our common stock will trade after this offering will likely be highly volatile and may fluctuate due to factors such as the following:



     - quarterly variations in our operating results or the operating results of Action Performance,



     - actual or anticipated announcements of new products or services by us, Action Performance, or other business partners or competitors,



     - announcements of technological innovations by us or our competitors,



     - investor perception of our business prospects or the Internet industry in general,



     - changes in analysts' estimates of our financial performance,



     - general conditions in the markets in which we compete, and



     - worldwide economic and financial conditions.



     The stock market also has experienced extreme price and volume fluctuations that have affected the market prices for many rapidly expanding companies, particularly Internet-related companies. These fluctuations often have been unrelated to the operating performance of those companies. Broad market fluctuations and other factors may adversely affect the market price of our class A common stock. If the market price of our class A common stock experiences significant market volatility, some stockholders may file a class action lawsuit. We could incur substantial legal costs and our management's attention could be diverted to defend this type of litigation, even if we are ultimately successful in our defense. Declines in the market price of our common stock also could adversely affect employee morale, our ability to attract and retain qualified employees, and our access to additional capital. All of these factors could materially and adversely affect our business, operating results, and financial condition.



WE DO NOT ANTICIPATE THAT WE WILL PAY ANY DIVIDENDS.


     For the foreseeable future, we intend to retain future earnings, if any, to finance our business operations and do not anticipate paying any cash dividends with respect to our common stock.

INVESTORS WILL SUFFER IMMEDIATE DILUTION.


     The initial public offering price per share will exceed our net tangible book value per share. Accordingly, investors purchasing shares in this offering will incur immediate and substantial dilution of approximately $6.75 in the book value per share of the class A common stock from the assumed offering price of $8.00 per share. Any exercises of outstanding options to purchase class A common stock will further dilute existing stockholders. See "Dilution."



OUR MANAGEMENT WILL HAVE SIGNIFICANT DISCRETION IN APPLYING THE NET PROCEEDS OF THIS OFFERING.



     Our management will have significant flexibility in applying the net proceeds of this offering. We have not yet determined the actual expenditures and cannot estimate the amounts we will use for the purposes specified under "Use of Proceeds." The actual amounts and timing of these expenditures may vary significantly depending on a number of factors, including the amount of cash generated by our operations and the market response to the introduction of new product or service offerings. If we do not use the proceeds in a manner beneficial to us, our business could suffer and our stock price could decline.



IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US, EVEN IF THE ACQUISITION WOULD BE IN THE BEST INTERESTS OF STOCKHOLDERS.



     Our restated certificate of incorporation, bylaws, and Delaware law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control over us, even if those attempts would be in the best interests of our stockholders. See "Description of Capital Stock." Our restated certificate of incorporation gives the class B common stock super-voting rights, provides for a classified board of directors, and authorizes the board of directors, without stockholder approval, to issue one or more series of preferred stock that could have voting, liquidation, dividend, conversion, or other rights that adversely affect or dilute the voting power of the holders of our common stock.



     Our intercompany agreements with Action Performance permit Action Performance to terminate those agreements in the event of a change of control. These provisions could make it more difficult or impractical for others to obtain control over us.


RIGHTS TO ACQUIRE SHARES OF COMMON STOCK WILL RESULT IN DILUTION TO OTHER HOLDERS OF COMMON STOCK.

     As of                  , 1999, options to acquire a total of approximately
               shares of class A common stock were outstanding under our 1999 Incentive Stock Plan. We also have issued options to acquire shares of class A common stock to race car drivers, team owners, and other motorsports participants in connection with various endorsement and other arrangements. Holders of these options will have the opportunity to profit from an increase in the market price of the class A common stock, with resulting dilution in the interests of holders of all classes of common stock. The existence of these stock options could adversely affect the terms on which we can obtain additional financing, and the option holders can be expected to exercise these options at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of our common stock on terms more favorable to us than those provided by the exercise of these options.

                     RISKS RELATED TO THE INTERNET INDUSTRY

INCREASED USE OF THE INTERNET WILL BE CRITICAL TO OUR SUCCESS.

     Our future success depends to a significant extent on the continued growth in Internet use. Use of the Internet as a commercial marketplace is relatively new and is rapidly evolving. Demand for and market acceptance of products and services offered over the Internet remain uncertain. We cannot predict whether a large enough number of motorsports fans and automotive enthusiasts will shift from traditional to online activities. For example, our target market may not prefer to obtain their motorsports news and information online or make online purchases. Many factors may inhibit Internet usage, including poor access, unreliable performance, and security and privacy concerns. Our business would be adversely affected if Internet usage does not continue to grow.

FAILURE OF THE INTERNET TO DEVELOP AS AN ADVERTISING MEDIUM MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     We expect to generate a significant portion of our revenue in the future from sponsorship and advertising on our network. The Internet advertising market is new and rapidly evolving, and we cannot gauge its effectiveness as compared with traditional advertising media. Most of our current or potential advertising and e-commerce partners have limited experience using the Internet for advertising purposes and have allocated only a limited portion of their advertising budgets to Internet advertising. Advertisers and merchants may find Internet advertising to be less effective than traditional advertising media for promoting their products and services. Industry researchers continue to develop standards to measure the effectiveness of Internet advertising or the demographics of a company's user base. If such standards do not develop, advertisers may not advertise on the Internet.

     We currently are implementing additional systems designed to track and analyze usage patterns of visitors to the goracing network. Our ability to implement these systems may be affected by concerns about Internet privacy. If we do not implement these systems successfully, we may not be able to accurately evaluate usage patterns. Advertisers and e-commerce marketers may choose not to advertise on goracing.com or may pay less for advertising on the goracing network if they do not perceive our measurements to be reliable or if the market for Internet advertising fails to develop or develops more slowly than expected. Any of these factors could have a material adverse effect on us.

WE MAY NOT BE ABLE TO ADAPT TO RAPIDLY CHANGING TECHNOLOGIES OR WE MAY INCUR SIGNIFICANT COSTS IN DOING SO.

     The Internet is characterized by rapidly changing technologies, evolving industry standards, frequent new service introductions, and changing customer demands. As a result of the rapidly changing nature of the Internet environment, we may be subject to risks, now and in the future, of which we are not currently aware. To be successful, we must adapt to our rapidly evolving market by continually enhancing our network of Web sites and introducing new products and services to address our users' changing demands. We may use new technologies ineffectively or we may fail to adapt our network, transaction-processing systems, and infrastructure to meet customer requirements, competitive pressures, or emerging industry standards. We could incur substantial costs if we need to modify our services or infrastructure. Our business could be materially and adversely affected if we incur significant costs to adapt, or cannot adapt, to these changes.

FAILURE OF OUR ONLINE SECURITY MEASURES WOULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     Like any computer network, our network is vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We expect that these problems will occur from time to time. Security breaches and inadvertent transmissions of computer viruses could expose us to litigation or to a material risk of loss, which could have a material adverse effect on our business.

     We rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Unauthorized persons may be able to compromise or breach the algorithms that we use to protect our consumers, transaction data, or software, to misappropriate proprietary information, or to cause interruptions in our operations. We may be required to invest a significant amount of money and other resources to protect against security breaches or to alleviate problems caused by any breaches that do occur. Any well-publicized compromise of security could deter use of the Internet in general or use of our network to conduct commercial transactions.

LEGAL UNCERTAINTIES SURROUND THE DEVELOPMENT OF THE INTERNET.

     There currently are few laws or regulations that specifically regulate communications or commerce on the Internet. However, federal, state, or foreign governments may adopt laws and regulations in the future to address issues such as

     - user privacy,

     - pricing issues,

     - the characteristics and quality of products and services,


     - access charges and connection fees,


     - consumer protection issues,

     - cross-border commerce, and

     - transmission of certain types of information over the Internet.


Regulation of these and other issues could increase the cost of transmitting data over the Internet. We cannot be certain how existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, personal privacy, and export or import matters will apply to the Internet. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues presented by the Internet and related technologies. Those laws that do reference the Internet have not yet been interpreted by the courts and their applicability and reach are therefore uncertain. Any new laws or regulations relating to the Internet could adversely affect our business.


OUR SALES COULD DECREASE IF WE BECOME SUBJECT TO ADDITIONAL SALES OR OTHER
TAXES.


     Our sales and operating results could be adversely affected if one or more states or foreign countries successfully assert that we should collect sales or other taxes on the sale of our products. We currently do not collect sales or other similar taxes for physical shipments of goods into states other than those in which we operate. One or more local, state, or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operations in other states or countries outside those in which we operate could subject us to sales taxes under current or future laws. Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. In 1998, the U.S. federal government enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce until October 21, 2001. This tax moratorium does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting existing taxes that are due under existing tax rules. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our sites could harm our business. In addition, a number of trade groups and government entities have publicly stated their objections to this tax moratorium and have argued for its repeal. The Federal Advisory Commission on electronic commerce is in the process of evaluating these issues and is expected to make its recommendations to Congress in April 2000. Future laws may impose taxes or other regulations on Internet commerce. The three-year moratorium may be repealed, or the moratorium may not be renewed when it expires. Any of these events could substantially impair the growth of electronic commerce.


     If we become obligated to collect sales taxes, we will need to update our system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades would increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us if they have to pay sales tax. As a result, we may need to lower prices to retain these customers.

WE COULD BE SUBJECT TO LIABILITY FOR INFORMATION DISPLAYED ON OUR NETWORK OF WEB SITES.


     We may be subjected to claims for defamation, negligence, copyright, or trademark infringement or claims based on other theories relating to the information we publish on our network of Web sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We also could be subjected to claims based upon the content that is accessible from our network through links to other Web sites. Our insurance may not adequately protect us against these types of claims.

                                USE OF PROCEEDS


     We intend to sell 6,250,000 shares of class A common stock in this offering. Assuming an initial offering price of $8.00 per share, we estimate that we will receive net proceeds of $45.6 million ($52.6 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering


     - to promote the goracing network and expand sales and marketing activities,

     - to add online content, community features, and e-commerce opportunities on our network,

     - to hire management and other personnel,

     - to enhance our technology, software, and basic infrastructure,

     - for strategic relationships and acquisitions,


     - to repay $4,000,000 of non-interest bearing intercompany payables to Action Performance due upon the closing of this offering.


     - for working capital and general corporate purposes.


     We have not yet determined the exact amounts that we will spend for any of these uses other than the repayment to Action Performance. The amounts and purposes for which we allocate the net proceeds of this offering may vary significantly depending upon a number of factors, including future revenue and the amount of cash generated by our operations. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering. Pending the uses described above, the net proceeds will be invested in interest-bearing, investment-grade securities.


                                DIVIDEND POLICY

     We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors.

                                 CAPITALIZATION


     The following table sets forth as of June 30, 1999 (a) our actual combined capitalization, (b) our pro forma consolidated capitalization, and (c) our pro forma consolidated capitalization as adjusted to reflect the sale of the 6,250,000 shares of class A common stock in this offering (assuming an offering price of $8.00 per share) and the application of the estimated net proceeds from this offering, after deducting estimated underwriting discounts and offering expenses.



                                                                        JUNE 30, 1999
                                                           ---------------------------------------
                                                                                      PRO FORMA
                                                           ACTUAL    PRO FORMA(1)   AS ADJUSTED(2)
                                                           -------   ------------   --------------
                                                                       (IN THOUSANDS)
Cash and cash equivalents................................  $    12     $    12         $41,612
                                                           =======     =======         =======

Due to Action Performance Companies, Inc.................  $12,905     $ 4,000         $    --
                                                           =======     =======         =======
Long-term debt...........................................  $    --     $    --         $
Equity (deficit).........................................
  Serial preferred stock, $.0001 par value, 10,000,000
     shares authorized, no shares issued or outstanding
     on a historical, pro forma, or pro forma as adjusted
     basis...............................................       --          --              --
  Class A common stock $.0001 par value, 100,000,000
     shares authorized, no shares issued or outstanding
     on a historical or pro forma basis, 6,250,000 shares
     issued and outstanding on a pro forma as adjusted
     basis(2)............................................       --          --               1
  Class B common stock $.0001 par value, 100,000,000
     shares authorized, no shares issued or outstanding
     on a historical basis, 35,000,000 shares issued and
     outstanding on a pro forma and pro forma as adjusted
     basis...............................................       --           4               4
  Capital accounts of contributed subsidiaries(1)(3).....        1          --              --
  Additional paid-in capital.............................        2       8,904          54,503
  Accumulated deficit....................................   (3,089)     (3,089)         (3,089)
                                                           -------     -------         -------
     Total equity (deficit)..............................   (3,086)      5,819          51,419
                                                           -------     -------         -------
Total capitalization.....................................  $(3,086)    $ 5,819         $51,419
                                                           =======     =======         =======


------------------------


(1) Pro forma consolidated capitalization reflects (a) the consolidation of the contributed entities; and (b) the conversion of a portion of amounts due to Action Performance to our capital.



(2) The number of shares of class A common stock excludes (a) an aggregate
    of     additional shares reserved for issuance under our 1999 Stock
    Incentive Plan,        of which we plan to grant to management at an
    exercise price equal to the initial public offering price; and (b) an
    aggregate of           additional shares reserved for issuance pursuant to
    stock option agreements with racing personalities and teams,           of
    which we plan to grant at an exercise price equal to the initial public offering price. The pro forma consolidated as adjusted capitalization assumes no exercise of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, we will have 7,187,500 shares of class A common stock issued and outstanding, total equity of $58.4 million, and total capitalization of $58.4 million.



(3) Capital accounts of contributed subsidiaries includes (a) goracing Interactive Services, Inc. common stock, $.01 par value, 4,000 shares authorized, 1,000 shares issued and outstanding; (b) goracing Direct Sales, LLC membership interest; and (c) Racing Collectables Club of America, Inc. common stock, $.01 par value, 4,000 shares authorized, 1,000 shares issued and outstanding. All capital accounts of contributed subsidiaries eliminate in the pro forma consolidated presentations.

                                    DILUTION


     Our pro forma net tangible book value as of June 30, 1999 was approximately $5.8 million, or $0.17 per share of class B common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of class B common stock assumed to be outstanding as of June 30, 1999. Our pro forma net tangible book value as of June 30, 1999, after giving effect to the issuance and sale of the 6,250,000 shares of class A common stock in this offering, and after deducting underwriting discounts and commissions and estimated offering expenses would have been $51.4 million, or $1.25 per share. This represents an immediate increase in pro forma net tangible book value of $1.08 per share to Action Performance and an immediate dilution of $6.75 per share to new investors. The following table illustrates this per share dilution:



Initial public offering price per share.....................           $ 8.00
  Pro forma net tangible book value per share before this
     offering...............................................  $0.17
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................   1.08
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................             1.25
                                                                       ------
Dilution per share to new investors.........................           $ 6.75
                                                                       ======



     The following table summarizes, on a pro forma basis, as of June 30, 1999, the number of shares of class A common stock purchased in this offering; and the aggregate cash consideration paid and average price per share paid by Action Performance for class B common stock and by new investors purchasing shares of class A common stock in this offering:



                                        SHARES PURCHASED        TOTAL CONSIDERATION
                                      ---------------------    ----------------------    AVERAGE PRICE
                                        NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                      ----------    -------    -----------    -------    -------------
Action Performance..................  35,000,000      84.9%    $ 8,908,000      15.1%       $ 0.25
New investors.......................   6,250,000      15.1      50,000,000      84.9        $ 8.00
                                      ----------     -----     -----------     -----
     Total..........................  41,250,000     100.0%    $58,908,000     100.0%
                                      ==========     =====     ===========     =====

                        SELECTED COMBINED FINANCIAL DATA


     The selected combined balance sheet data set forth below as of September 30, 1998 and June 30, 1999 and the selected combined statements of operations data for the years ended September 30, 1997 and 1998 and the nine months ended June 30, 1999 have been derived from our combined financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and which appear elsewhere in this prospectus. The selected statement of operations data for the nine months ended June 30, 1998 has been derived from our unaudited financial statements that, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, that management considers necessary for a fair presentation of the information set forth below. The results of operations for the nine months ended June 30, 1999 are not necessarily indicative of the results for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and notes thereto included elsewhere in this prospectus.


     The accompanying combined financial data includes the following:


     - goracing Interactive Services, Inc., a wholly owned subsidiary of Action Performance, as restated for the acquisition of Tech 2000 Worldwide, Inc., which was accounted for as a pooling of interests;



     - the operations of the Collectors' Club, a wholly owned subsidiary of Action Performance since June 1, 1998 (prior to that date, it operated as a division of Action Performance), and



     - goracing Direct Sales, L.L.C., a wholly owned subsidiary of Action Performance since December 31, 1998.



     On July 1, 1999, Action Performance contributed to us all of its interest in goracing Interactive Services, Inc., Racing Collectables Club of America, and goracing Direct Sales.



                                                                                        NINE MONTHS ENDED
                                                      YEAR ENDED SEPTEMBER 30,              JUNE 30,
                                               --------------------------------------   -----------------
                                                1995       1996      1997      1998      1998      1999
                                               -------   --------   -------   -------   -------   -------
                                                                     (IN THOUSANDS)
OPERATING DATA:
Revenue......................................  $ 9,409   $ 13,042   $22,948   $38,666   $26,973   $35,417
Cost of product sales........................    4,368      5,884    10,240    18,548    13,256    16,849
                                               -------   --------   -------   -------   -------   -------
Gross profit.................................    5,041      7,158    12,708    20,118    13,717    18,568
Selling, general, and administrative
  expenses...................................    3,575      5,741     8,581    13,581     9,603    14,872
                                               -------   --------   -------   -------   -------   -------
Income before income taxes...................    1,466      1,417     4,127     6,537     4,114     3,696
Provision for income taxes...................      586        750     1,660     2,800     1,646     1,581
                                               -------   --------   -------   -------   -------   -------
Net income...................................  $   880   $    667     2,467   $ 3,737   $ 2,468   $ 2,115
                                               =======   ========   =======   =======   =======   =======



                                                                        SEPTEMBER 30,
                                                              ---------------------------------   JUNE 30,
                                                               1995     1996    1997    1998(1)     1999
                                                              ------   ------   -----   -------   --------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    5   $    3   $  17   $     1   $    12
Working capital (deficit)...................................     (10)     (16)   (621)   (1,637)   (4,895)
Total assets................................................      18      275     318     9,829    10,928
Long-term debt, net of current maturities...................       5      617      --        --        --
Total equity (deficit)......................................      (1)    (451)   (464)     (917)   (3,086)


---------------

(1) The increase in working capital (deficit), total assets, and total equity (deficit) as of September 30, 1998 is due to (a) the formation of Racing Collectables Club of America, Inc. on June 1, 1998 and the simultaneous transfer of Collectors' Club assets and liabilities, including inventory of $8.6 million, fixed assets of $676,000, and liabilities of $1.2 million to the Collectors' Club by Action Performance at historical cost; and (b) the continued funding of our operations by Action Performance. For financial reporting purposes, the Collectors' Club was treated as an operating division of Action Performance prior to its formation as a subsidiary of Action Performance through the creation of Racing Collectables Club of America, Inc. As such, the financial position of the Collectors' Club was not included in the historical balance sheets prior to its formation as the Collectors' Club did not have specific title to assets nor was it specifically obligated for liabilities prior to its existence as a subsidiary on June 1, 1998.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

INTRODUCTION


     The following unaudited pro forma condensed consolidated statements of operations for the fiscal year ended September 30, 1998 and the nine months ended June 30, 1999 give effect to the various intercompany agreements that we and Action Performance intend to execute upon completion of this offering, assuming that those intercompany agreements were in effect on October 1, 1997. The unaudited pro forma condensed consolidated statements presented herein do not purport to represent what our actual results of operations would have been had those intercompany agreements been in effect on that date or to project our results of operations for any future period.



     The pro forma statements are derived from our historical combined financial statements. Therefore, the pro forma statements, including the notes thereto, are qualified in their entirety by reference to and should be read in conjunction with the introduction to financial statements and, our audited combined financial statements, including the notes thereto, which are included elsewhere in this prospectus.


       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED SEPTEMBER 30, 1998



                                                           HISTORICAL     PRO FORMA      PRO FORMA
                                                            COMBINED     ADJUSTMENTS    CONSOLIDATED
                                                           ----------    -----------    ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Net product sales......................................   $37,277        $    --        $37,277
  Advertising and other..................................     1,389             --          1,389
                                                            -------        -------        -------
Total revenue............................................    38,666             --         38,666
Cost of product sales....................................    18,548          7,555(1)      26,103
                                                            -------        -------        -------
Gross profit.............................................    20,118         (7,555)        12,563
Operating expenses.......................................    13,581           (766)(2)     12,815
                                                            -------        -------        -------
Income (loss) before income taxes........................     6,537         (6,789)          (252)
Provision for (benefit from) income taxes................     2,800         (2,901)(3)       (101)
                                                            -------        -------        -------
Net income (loss)........................................   $ 3,737        $(3,888)       $  (151)
                                                            =======        =======        =======
Basic and diluted net income (loss) per share(4).........                                 $  0.00
                                                                                          =======
Basic and diluted weighted average shares
  outstanding(4).........................................                                  35,000
                                                                                          =======


---------------
(1) Reflects the effects of the intercompany distributor agreements under which we will purchase products from Action Performance at its established wholesale selling price plus a markup of 20% to 30% depending upon the type of product sold and the third-party royalty obligation of Action Performance for such products.

(2) Reflects the provisions of the intercompany services agreement as follows:


     (a) elimination of goodwill amortization, marketing, and indirect product design and development costs. Those costs totaled $1,188,000 for the fiscal year ended September 30, 1998; and


     (b) a markup of 4% on the cost of services provided to us by Action Performance totaling $422,000 for the fiscal year ended September 30, 1998.

(3) Reflects the recognition of income tax expense (benefit) in accordance with the intercompany tax sharing agreement. Our effective income tax rate is estimated to be approximately 40%.


(4) We did not exist as a separate company during the historical periods presented. Therefore, no earnings per share data is presented for the historical periods. We computed earnings per share on a pro forma basis based on the shares outstanding following our recapitalization on July 2, 1999, as if such shares were outstanding from the beginning of the periods presented.


       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                    FOR THE NINE MONTHS ENDED JUNE 30, 1999



                                                           HISTORICAL      PRO FORMA      PRO FORMA
                                                            COMBINED      ADJUSTMENTS    CONSOLIDATED
                                                           -----------    -----------    ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Net product sales......................................    $34,340        $    --        $34,340
  Advertising and other..................................      1,077             --          1,077
                                                             -------        -------        -------
Total revenue............................................     35,417             --         35,417
Cost of product sales....................................     16,849           7,189(1)        24,038
                                                             -------        -------        -------
Gross profit.............................................     18,568         (7,189)        11,379
Operating expenses.......................................     14,872           (497)(2)     14,375
                                                             -------        -------        -------
Income (loss) before income taxes........................      3,696         (6,692)        (2,996)
Provision for (benefit from) income taxes................      1,581         (2,779)(3)     (1,198)
                                                             -------        -------        -------
Net income (loss)........................................    $ 2,115        $(3,913)       $(1,798)
                                                             =======        =======        =======
Basic and diluted net income (loss) per share(4).........                                  $ (0.05)
                                                                                           =======
Basic and diluted weighted average shares
  outstanding(4).........................................                                   35,000
                                                                                           =======


---------------
(1) Reflects the effects of the intercompany distributor agreements under which we will purchase products from Action Performance at its established wholesale selling price plus a markup of 20% to 30% depending upon the type of product sold and the third-party royalty obligation of Action Performance for such products.

(2) Reflects the effects of the intercompany services agreement as follows:


     (a) elimination of goodwill amortization, marketing, and indirect product design and development costs. Those costs totaled $1,034,000 for the nine-month period ended June 30, 1999; and



     (b) a markup of 4% on the cost of services provided to us by Action Performance totaling $537,000 for the nine-month period ended June 30, 1999.


(3) Reflects the recognition of income tax expense (benefit) in accordance with the intercompany tax sharing agreement. Our effective income tax rate is estimated to be approximately 40%.


(4) We did not exist as a separate company during the historical periods presented. Therefore, no earnings per share data is presented for the historical periods. We computed earnings per share on a pro forma basis based on the shares outstanding following our recapitalization on July 2, 1999, as if such shares were outstanding from the beginning of the periods presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     You should read the following discussion in conjunction with our financial statements including the related notes, which appear elsewhere in this prospectus.


OVERVIEW

     We are a leading online provider of worldwide motorsports-related news and information, a global meeting place and community for motorsports fans, and a leading e-commerce marketplace for motorsports-related die-cast collectibles, apparel, and souvenirs. We operate the Collectors' Club, which offers on an exclusive basis limited edition lines of die-cast replicas of racing vehicles and other licensed products to the more than 166,000 members as of June 30, 1999.

     We were incorporated in the state of Delaware on May 5, 1999 as a wholly owned subsidiary of Action Performance. Our combined results of operations include the following:


     - the Internet operations of goracing Interactive Services, Inc. (formerly Action Interactive, Inc.), which Action Performance formed in October 1998 for the purpose of merging with Tech 2000 Worldwide, Inc. Tech 2000 was a privately held Internet company that provided motorsports and automotive-related content through its Web site at www.goracing.com. The merger was consummated on November 23, 1998 and was accounted for as a pooling-of-interests. Accordingly, the financial statements of goracing Interactive include the historical operating results and financial position of Tech 2000;



     - the operations of the Collector's Club, a wholly owned subsidiary of Action Performance since June 1, 1998 (prior to that date, it operated as a division of Action Performance); and



     - the operations of goracing Direct Sales, LLC (formerly Action Direct Marketing, LLC) since its inception on December 31, 1998.


     We generate revenue from four primary sources:


     - sales of licensed motorsports merchandise, including die-cast scaled replicas of racing vehicles, apparel, and souvenirs through SpeedMall and through our inbound telemarketing center, which represents more than 95% of our total revenue,



     - fees paid for advertising on our network, which represents less than 1% of our total revenue,



     - fees paid for third-party tenants in SpeedMall which represents less than 1% of our total revenue, and



     - fees paid for Web development and hosting services which accounts for approximately 1% to 2% of our total revenue.



     Sales of licensed motorsports merchandise to our Collectors' Club members accounted for a substantial majority of our revenue to date, and we anticipate that such sales will continue to account for a majority of our revenue for the foreseeable future. In May 1999, online Collectors' Club orders represented approximately 43% of total Collectors' Club orders for products introduced to club members in May. While we anticipate that sales of licensed motorsports merchandise to our Collectors' Club members will continue to grow, we anticipate that sales of licensed motorsports merchandise to non-club members will grow at a faster rate in the future. We currently expect that fees paid for advertising and participation in SpeedMall also will grow in relation to increased traffic on our network.


     We are subject to seasonal fluctuations in our product sales and results of operations. Because the auto racing season is concentrated between the months of February and November, our results of operations during the second and third calendar quarters generally are characterized by higher sales of motorsports products. Similarly, advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter of each year. Seasonal fluctuations in quarterly sales may require us to take temporary measures, including changes in personnel levels and marketing activities that could result in unfavorable quarterly earnings comparisons.

     The combined financial statements presented elsewhere in this prospectus include expenses that Action Performance has allocated to us on a specific identification basis, plus our allocated portion of the costs associated with resources we share with Action Performance. Our parent has allocated such shared resources primarily on a proportional cost method based on a number of factors, including headcount, square footage, related revenue, and CPU usage. Our selling, general, and administrative expenses consist of salaries and wages, advertising, information technology, marketing expenses, art and graphics, accounting, and other expenses allocated to us by Action Performance.

     In addition, we purchased all of the products that we sold from or through Action Performance or one of its subsidiaries or operating divisions at an amount equal to Action Performance's costs plus the costs associated with such purchases, including freight, handling, and tooling depreciation. We also bore the expenses associated with third-party royalties related to the licensed motorsports merchandise that we sold. Therefore, our combined financial statements do not necessarily reflect the results of operations or the financial position that would have existed had we operated as an independent company.

     We and Action Performance plan to enter into a number of intercompany agreements that will govern all transactions between us, including services that Action Performance will provide to us and the pricing of merchandise that we purchase from Action Performance. Had the intercompany agreements been in effect during the historical periods, our results of operations would have been materially different from those presented in our combined financial statements. Additionally, we have relied on Action Performance to provide financing for our operations. Therefore, our cash flows to date do not necessarily reflect the cash flows that would have resulted had we operated as an independent company.

     In view of the changes that will result upon completion of this offering, we believe that an analysis of the historical operating results is not necessarily meaningful. You should not rely on this information as an indication of our future performance.

PRO FORMA RESULTS OF OPERATIONS

     Historically, all transactions between us and Action Performance did not consider a profit motive, which is more typical in arm's-length transactions. The following table sets forth, for the periods indicated, the percentage of total revenue represented by pro forma revenue and expense, which reflects the effects of various intercompany agreements we plan to enter into with Action Performance.


                                                              YEAR ENDED      NINE MONTHS ENDED
                                                            SEPTEMBER 30,          JUNE 30,
                                                            --------------    ------------------
                                                            1997     1998      1998        1999
                                                            -----    -----    ------      ------
Revenue:
  Net product sales.......................................   94.4%    96.4%    96.1%       97.0%
  Advertising and other...................................    5.6      3.6      3.9         3.0
                                                            -----    -----    -----       -----
Total revenue.............................................  100.0    100.0    100.0       100.0
Cost of product sales.....................................   66.1     67.5     67.3        67.9
                                                            -----    -----    -----       -----
Gross profit..............................................   33.9     32.5     32.7        32.1
Selling, general, and administrative expenses.............   31.9     33.1     33.3        40.6
                                                            -----    -----    -----       -----
Income (loss) before income taxes.........................    2.0     (0.6)    (0.6)       (8.5)
Provision for (benefit from) income taxes.................    0.8     (0.3)    (0.2)       (3.4)
                                                            -----    -----    -----       -----
Net income (loss).........................................    1.2%    (0.3)%   (0.4)%      (5.1)%
                                                            =====    =====    =====       =====

HISTORICAL RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of total revenue represented by certain line items included in our historical combined statements of operations data.


                                                                YEAR ENDED       NINE MONTHS
                                                              SEPTEMBER 30,     ENDED JUNE 30,
                                                              --------------    --------------
                                                              1997     1998     1998     1999
                                                              -----    -----    -----    -----
Revenue:
  Net product sales.........................................   94.4%    96.4%    96.1%    97.0%
  Advertising and other.....................................    5.6      3.6      3.9      3.0
                                                              -----    -----    -----    -----
Total revenue...............................................  100.0    100.0    100.0    100.0
Cost of product sales.......................................   44.6     48.0     49.1     47.6
                                                              -----    -----    -----    -----
Gross profit................................................   55.4     52.0     50.9     52.4
Selling, general and administrative expenses................   37.4     35.1     35.6     42.0
                                                              -----    -----    -----    -----
Income before income taxes..................................   18.0     16.9     15.3     10.4
Provision for income taxes..................................    7.2      7.2      6.1      4.4
                                                              -----    -----    -----    -----
Net income..................................................   10.8%     9.7%     9.2%     6.0%
                                                              =====    =====    =====    =====



  Nine Months Ended June 30, 1999 Compared with Nine Months Ended June 30, 1998



     Revenue increased 31.1% to $35.4 million for the nine months ended June 30, 1999 from $27.0 million for the comparable period of fiscal 1998. We attribute the increase in revenue during the fiscal 1999 period to (a) an increase in membership in the Collectors' Club to approximately 166,000 members at June 30, 1999 from approximately 138,000 members at June 30, 1998, which has provided a larger customer base to sell our products; (b) Action Performance's ability to add popular motorsports personalities to its extensive portfolio of licenses;
(c) new product offerings by Action Performance under to cross-promotional marketing programs; (d) an increase in sales of Action Performance's "Elite" brand die-cast vehicles, which carry a higher retail selling price than its other die-cast products; and (e) our ability to capitalize on the continued strong growth in the base of motorsports fans and to sell increased quantities of die-cast vehicles, apparel, and souvenirs.



     Gross profit increased to $18.6 million in the first nine months of fiscal 1999 from $13.7 million in the first nine months of fiscal 1998, representing 52.4% and 50.9% of total revenue, respectively. The increase in gross profit as a percentage of total revenue resulted primarily from a price increase effective January 1999 and additional sales of Action Performance's "Elite" brand of die-cast vehicles, which typically carry higher gross margins than sales of its other products.



     Selling, general, and administrative expenses increased to $14.9 million in the nine-month period ended June 30, 1999 from $9.6 million in the nine-month period ended June 30, 1998, representing 42.0% and 35.6% of total revenue, respectively. The increase in such expenses as a percentage of total revenue resulted primarily from (1) increased advertising of the goracing.com brand; (2) design and development expenses associated with SpeedMall, the community center, and a redesign of the content section of goracing.com; and (3) additional investment in personnel and technology to manage e-commerce transactions and increased traffic to our network.


  Fiscal Year Ended September 30, 1998 Compared with Fiscal Year Ended September 30, 1997


     Revenue increased 69.0% to $38.7 million for the fiscal year ended September 30, 1998 from $22.9 million for the fiscal year ended September 30, 1997. We attribute the increase in revenue during fiscal year 1998 to (a) an increase in membership in our Collectors' Club to approximately 148,000 members at September 30, 1998 from approximately 100,000 members at September 30, 1997, which has provided a larger customer base to sell our products; (b) Action Performance's ability to add popular motorsports personalities to its extensive portfolio of licenses; (c) new product offerings by Action Performance under cross-promotional marketing programs; (d) an increase in sales of Action Performance's "Elite" brand die-cast vehicles, which carry a higher retail selling price than its other die-cast products; and (e) our ability to capitalize on the continued strong growth in the base of motorsports fans and to produce and sell increased quantities of die-cast vehicles, apparel, and souvenirs.

     Gross profit increased to $20.1 million in fiscal 1998 from $12.7 million in fiscal 1997, representing 52.0% and 55.4% of total revenue, respectively. The decrease in gross profit as a percentage of total revenue resulted primarily from an increase in the effective royalty rate associated with (1) licenses with popular personalities in motorsports; (2) cross-promotional marketing programs; and (3) NASCAR.


     Selling, general, and administrative expenses increased to $13.6 million in fiscal 1998 from $8.6 million in fiscal 1997, representing 35.1% and 37.4% of total revenue, respectively. The decrease in such expenses as a percentage of total revenue resulted primarily from an increase in revenue over a fixed base of expenses, which was partially offset by an increase in expenses associated with a new facility in Phoenix, Arizona, and an investment in personnel and technology to handle continued expansion of our Collectors' Club.


LIQUIDITY AND CAPITAL RESOURCES

     On June 1, 1998, Action Performance established a separate legal entity for the Collectors' Club at which time it contributed certain assets to the Collectors' Club and established a corresponding liability payable to Action Performance. Prior to June 1, 1998, the Collectors' Club operated as a division of Action Performance. Therefore, the combined financial statements prior to June 1, 1998 do not reflect the financial position of the Collectors' Club. As a result, our combined working capital position and cash flows for certain historical periods are not necessarily meaningful. You should not rely on this information as an indication of future liquidity or sources and uses of cash.


     Our working capital position as of June 30, 1999 was $(4,895) compared to $(1,637) as of September 30, 1998. The reduction in working capital from September 30, 1998 resulted primarily from the increase in payables due to Action Performance and repayment of a $600,000 note payable during the nine-month period ended June 30, 1999.



     We generated cash flows from operations of $2.5 million during fiscal 1997 and $3.5 million during fiscal 1998. We also generated cash flows from operations of $1.9 million during the nine-month period ended June 30, 1999. The primary factor that influences our cash flows from operations is net income generated during the period.



     Our cash flows from investing activities consist of purchases of property and equipment. We invested in property and equipment approximately $16,000 in fiscal 1997 and approximately $878,000 during the nine-month period ended June 30, 1999. There were no cash flows from investing activities during fiscal 1998.



     For the nine-month period ended June 30, 1999, cash flows used in financing activities approximated $678,000. For the fiscal years ended September 30, 1997 and 1998, cash flows used in financing activities approximated $2.5 million and $3.5 million, respectively. Cash flows from financing activities consist principally of borrowings under note agreements with related parties and transfers of profits to our parent company associated with our revenue generating activities.


     Our future capital requirements will depend on a number of factors, including (a) acceptance of the goracing network; (b) our ability to expand product offerings and advertising fees; (c) the level of expenditures for sales and marketing; (d) the level of expenditures to upgrade technology and infrastructure; and (e) possible acquisitions of and formation of strategic alliances with other businesses.


     In August 1999, we entered into an agreement with a financial institution whereby we have available to us up to $7.0 million for the purposes of acquiring capital equipment under operating leases. Our commitment related to any future operating leases under this agreement is guaranteed by Action Performance. As of the date of this prospectus, there have been no operating leases executed under this agreement. Currently, there are no other sources of third-party financing available to us.



     We cannot predict accurately the timing and amount of future capital expenditures. However, we believe that the proceeds from this offering, together with cash flows from operations, and financing provided by operating leases will be sufficient to fund our capital needs for the next 12 months excluding capital requirements that may arise related to potential acquisitions. Beyond the next 12 months, we may require additional financing, which may come from equity or debt offerings that could result in further dilution to our stockholders. Adequate capital may not be available from these or other potential sources, and the lack of such capital could have a material adverse effect on our business.


     We currently participate under Action Performance's credit facility, which prohibits dividends other than to Action Performance. Upon completion of this offering, our participation under the credit facility will terminate.

YEAR 2000 COMPLIANCE

     We are heavily dependent upon complex computer software and systems for our operations, including, to a significant extent, our parent's computer systems. Many existing computer programs and systems use only two digits to identify a year in the date field. These programs and systems were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the January 1, 2000.

  State of Readiness


     All of our material operating software and our information technology systems and other systems, including telecommunications and warehouse systems, were developed or are supported by third-party vendors and Action Performance.



     During 1997, Action Performance engaged Computer Associates International, Inc. to commence a program to install new information technology ("IT") and non-IT systems including hardware and software programs that are intended to integrate management information systems throughout its organizational structure, as well as to comply with Year 2000 requirements. As of the date of this prospectus, the installation is approximately 95% complete which includes the installation of software programs, testing those programs, and converting existing data to the new systems. Action Performance currently anticipates that the new systems will be fully installed and tested in the third quarter of calendar 1999 and intends to commence using the new systems at the beginning of the fourth calendar quarter of 1999. We believe that Action Performance's new software systems will comply with the Year 2000 requirements, and do not anticipate any material disruption to our operations as a result of any failure of any of the systems of our parent on which we rely to function properly beyond December 31, 1999. To date, we have not incurred material costs for remediation of Year 2000 compliance, and we do not believe we will incur material costs of remediation in the future.



     Action Performance is coordinating the management of the delivery, receipt and summary of results of Year 2000 surveys sent for the purpose of determining Year 2000 readiness of significant vendors and suppliers for both Action Performance and us. We have determined, in conjunction with our Parent, that there are 80 significant vendors and suppliers for both Action Performance and us. Of the 80 surveys sent to significant vendors and suppliers, approximately 25% have provided written affirmation that they are Year 2000 compliant. Approximately 50% have indicated, through written response, that their compliance programs are ongoing. These vendors and suppliers have indicated that their compliance programs will be complete by the end of the fourth quarter of 1999. We and Action Performance continue to monitor the status of all our significant vendors and suppliers to minimize the risk of any material adverse effect on our operations resulting from Year 2000 failures of any of our or Action Performance's significant vendors or suppliers. However, we cannot assure you that our vendors or service providers or those of our parent have or will have operating software and systems that are Year 2000 compliant.



  Risks





     The failure of either Action Performance's or our software or systems to be Year 2000 compliant could prevent us from being able to process or fulfill orders from our customers, could cause users of our Web sites to consider alternative Web community and content providers, or could disrupt our financial and management controls and reporting systems. We believe the most reasonably likely worst-case scenario resulting from a Year 2000 problem affecting the systems of our parent would be a short-term inability to process orders, billings, payables and payroll in a timely manner, as we would have to resort to alternative manual procedures. However, in view of Action Performance's Year 2000 readiness efforts to date, we believe significant disruptions are unlikely.


     In addition, a significant portion of purchases of merchandise from us will be made with credit cards, and our operations may be materially and adversely affected to the extent our customers are unable to use their credit cards due to Year 2000 issues that are not rectified by the end of calendar year 1999.

     To date, we have not identified any significant exposure to Year 2000 problems outside of the information technology issues identified above.


     Contingency plans for Year 2000 related interruptions are being developed jointly by Action Performance and us and will include, but not be limited to, the development of alternative manual procedures, identification of alternative vendors, development of emergency backup and recovery procedures for lost data, and development of plans as a result of our assessment of customer Year 2000 issues, as noted above. We expect the contingency plans for Action Performance and ourselves to be completed by the end of the third calendar quarter of 1999.

                                    BUSINESS

OVERVIEW


     We are a leading online provider of worldwide motorsports-related news and information, a global online meeting place and community for motorsports fans, and a leading e-commerce marketplace for motorsports-related die-cast collectibles, apparel, and souvenirs. Our parent, Action Performance, is a worldwide leader in the design and sale of licensed motorsports merchandise. We benefit from Action Performance's extensive portfolio of license arrangements with popular race car drivers, many team owners and sponsors, and various sanctioning bodies.


INDUSTRY BACKGROUND

  Worldwide Growth and Popularity of the Motorsports Industry

     Motorsports racing consists of several distinct segments, each with its own organizing bodies and events. The largest segment in the United States, in terms of attendance and media exposure, is stock car racing, which is dominated by NASCAR. The other principal segments in the United States are

     - drag racing, with NHRA the most prominent body,

     - open wheel racing, controlled by CART and the Indy Racing League, or IRL,

     - dirt track racing, which includes the World of Outlaws,

     - sports car racing, which includes the United States Road Racing Championship and the American Le Mans Series, and

     - motorcycle racing, which includes the American Motorcycle Association.

Internationally, the Federation Internationale de l'Automobile governs the Formula One World Championship as well as the Formula 3000, GT, and World Rally Championships and other popular motorsports series.

     More than 17 million fans attended racing events in North America during 1998, according to the Goodyear Racing Attendance Report, compared with 1998 attendance for the National Football League at 15.4 million fans and the National Basketball Association at 20.4 million fans. Television reach is also substantial. According to Nielson Media Research reports, NASCAR's televised events alone attracted an aggregate of 287 million estimated viewers in 115 million households in 1998. Nielsen also reports household viewership of NASCAR's televised Winston Cup events in the first six months of 1999 increased 15% from the first six months of 1998. Motorsports coverage currently is provided by broadcast and cable television networks, including NBC, ABC, CBS, ESPN, TBS, TNN, and Speedvision, a motorsports cable network, in addition to regional sports networks. Internationally, Formula One events are broadcast worldwide to approximately 130 countries.

     Since 1996, new speedways have been opened in the Los Angeles, Dallas/Ft. Worth, and Las Vegas metropolitan areas. Additional speedways have been announced for the New York, Chicago, Kansas City, and Denver metropolitan areas. These new speedways are bringing NASCAR, CART, and other major motorsports events to new geographic markets with much larger population bases than many of the traditional NASCAR venues located in the southeastern United States. We believe that the expansion of major motorsports events into these previously untapped markets will stimulate continued growth in the motorsports industry, exposing the sport to new racing fans who will seek information, products, and services related to their favorite drivers, teams, and racing series.

     The increasing popularity of motorsports in the United States and abroad has created significant fan demand for a variety of race-related merchandise and souvenirs. For example, NASCAR reports that total NASCAR-licensed product retail sales, which includes various product categories in addition to the types of products we sell, increased from approximately $80 million in 1990 to approximately $950 million in 1998. This report estimates that total NASCAR-licensed product retail sales will increase to approximately $1.1 billion in 1999. We believe that the worldwide market for motorsports-related merchandise is substantially larger than NASCAR-licensed product retail sales, and that there has been a lack of availability of merchandise related to other popular racing series, such as Formula One and CART.

     Large corporate advertisers have recognized the growing popularity of motorsports. The IEG Sponsorship Report indicates that corporate sponsors are expected to spend an estimated $1.2 billion, or 24% of all sports sponsorship dollars, on motorsports marketing programs in the United States in 1999.

  The Growth of the Internet and Electronic Commerce

     The Web is an increasingly significant global medium for information, communications, and commerce. International Data Corporation, or IDC, estimates there were 97 million domestic and international Web users at the end of 1998 and anticipates that there will be approximately 320 million Web users by the end of 2002. IDC estimates that the percentage of Web users buying goods and services on the Web will grow from approximately 28% in 1998 to 40% in 2002.

     Forrester Research, Inc. estimates that advertising dollars spent on the Internet will increase from approximately $1.5 billion in 1998 to $11 billion by 2002, a compound annual growth rate of 65%. The Internet contains features and functions that are unavailable in traditional media. These advantages permit online retailers and advertisers to target customers by capturing valuable data about customer tastes, preferences, and shopping and buying patterns.

THE NEED FOR A MOTORSPORTS AND AUTOMOTIVE ONLINE NETWORK

     We believe there is a need among motorsports fans and automotive enthusiasts for a convenient, efficient, and centralized gathering place to obtain and share news and information and to purchase motorsports and automotive-related merchandise. We also believe that corporate advertisers and merchants of motorsports and automotive-related products desire new ways to maximize the impact of their sponsorship and advertising programs and the opportunity to market their goods directly to a focused community of potential customers.

     Motorsports Fans. The ESPN CHILTON'S Sports Poll indicates that approximately 87 million people in the United States have an interest in motorsports and approximately 27 million people in the United States consider themselves "avid" NASCAR fans. According to this poll, 57% of auto racing fans have access to a personal computer, which is comparable to the national average.


     We believe that many motorsports fans are passionate about the sport and demand timely, in-depth, and accurate news and information about the world of motorsports that is more comprehensive than newspapers, magazines, television coverage, or other sports-related Web sites typically deliver. We also believe these fans desire licensed motorsports merchandise to further connect them with the sport. Motorsports-related products and services, however, are often difficult to buy due to the lack of reliable information about the availability and value of sought-after items or the limited number of convenient retail sources with wide product selection. Collectors who want to purchase, sell, or trade their collectibles also may have difficulty locating other collectors or may not find collectors with the particular items they seek.


     Automotive Enthusiasts. Automotive enthusiasts include individuals interested in classic cars and car restoration, aftermarket performance parts, car shows and events, and vintage and historical car racing and restoration. Automotive enthusiasts desire a central location to share information with fellow enthusiasts and to obtain parts and accessories. For example, these enthusiasts may want to obtain information about restoration tips, an automotive trade show or event, advice about the best performance parts to install in their vehicles, or the value of classic vehicles they would like to purchase. Without a centralized source, these individuals must resort to the time-consuming task of finding this information from highly fragmented sources, such as trade catalogs, classified advertisements, or through word-of-mouth referrals from fellow enthusiasts.

     Corporate Advertisers and Merchants. Motorsports fans and automotive enthusiasts represent attractive target audiences for corporate advertisers and merchants. Performance Research reports that NASCAR fans are more brand-loyal purchasers than other sports fans. These reports indicate that NASCAR fans will purchase brands from companies that sponsor NASCAR drivers, teams, and events approximately 72% of the time. In addition, 42% of polled NASCAR fans switched from one brand to another because a company began a NASCAR sponsorship. In order to take advantage of the brand loyalty of this audience, corporate advertisers and merchants currently must promote their products or services at motorsports events or on television broadcasts of these events. We believe corporate advertisers and merchants want a more targeted way to reach these brand-loyal motorsports fans.

THE GORACING.COM SOLUTION

     Our solution is an integrated online information source, meeting place and community, and shopping mall for motorsports fans and automotive enthusiasts. This allows us to provide merchants and advertisers targeted access to the growing base of motorsports fans and automotive enthusiasts. Our solution involves the following key elements:


     Content. The content on our network consists of timely, comprehensive, and integrated worldwide motorsports race coverage, news, and information. Our endorsement and marketing relationships with popular race car drivers, team owners and sponsors, race tracks, automobile manufacturers, and sanctioning bodies will help to promote our network. These personalities will participate in online chats on our network, and will provide us with race-used items for online auctions and promotions, thereby enhancing our original and unique content.


     Community Features.  We create community at goracing.com by uniting

      - our offerings of proprietary news and information,

      - the growing base of members of our Collectors' Club,


      - the fan clubs of popular drivers and the Web sites of many of the most influential organizations in motorsports located on our network, many of which are developed and hosted by us, and



      - the fan and celebrity chat rooms, bulletin boards, online auctions, contests, and entertainment features, such as audio files, video files, and fantasy racing.


We believe the community features of goracing.com attract visitors to our network; increase the number, duration, and frequency of repeat visits; and position the goracing network as the primary Internet destination for motorsports fans.

     Commerce. We believe the growing number of motorsports fans and automotive enthusiasts interested in the news, information, and community features offered by the goracing network provide an attractive target audience for merchants seeking to sell motorsports and automotive merchandise and services as well as advertisers seeking to reach these consumers. Our e-commerce offerings include a wide variety of licensed products from Action Performance, as well as the products and services of other motorsports and automotive-related SpeedMall tenants and our online sponsors and advertisers.

     We believe the Internet provides a powerful communications tool that enables motorsports fans and automotive enthusiasts to share information and that allows for a convenient and efficient shopping experience. We believe our solution provides an entertaining environment that encourages users to visit our network more frequently and for longer periods of time, which in turn results in additional e-commerce, advertising, and sponsorship activity on our network.

GROWTH STRATEGY

     Our goal is to be the leading destination on the Internet for motorsports fans and automotive enthusiasts around the world. We believe achieving this goal will maximize our e-commerce, advertising, and sponsorship opportunities. Our strategy to achieve this goal involves the following elements:

  Capitalize on Our Unique Relationship With Action Performance

     We intend to take advantage of our unique relationship with Action Performance, a worldwide leader in the design and sale of licensed motorsports collectibles, apparel, and souvenirs. We believe this relationship gives us a competitive advantage as a result of our ability to offer online our parent's popular products, many of which are exclusive to us. We also are able to take advantage of the licensing arrangements, relationships, production sources, marketing expertise, warehouse, order fulfillment, shipping, and other resources of our parent.


  Take Advantage of Our Relationships with Drivers, Team Owners, and Sponsors



     We intend to take advantage of our relationships with drivers, team owners, and sponsors to attract and increase traffic on our network. We have arrangements with some of the most popular drivers and successful team owners to endorse and promote the goracing network to increase fan awareness. We plan to further develop our network through associations with third-party providers of content and other products and services. Examples of the programs we plan to pursue may include:



     - promotions with traditional media companies, such as television, radio, and print publications, to generate traffic on our network,



     - promotions with racing companies to outsource our content to their Web sites to further their initiatives, and



     - programs with automotive parts suppliers to provide merchandising opportunities to automotive enthusiasts that could enhance the performance of their vehicle.


  Increase Our Online Motorsports Content, Community, and Commerce Offerings


     We plan to enhance our network's features through internal development, industry relationships, and acquisitions to generate additional revenue from product sales, tenant fees, sponsorships, and advertising. We plan to expand the breadth and depth of our content, take advantage of new Internet technologies and capabilities, and add to our community features. We will continue to offer new products of Action Performance and plan to expand our e-commerce offerings to include a growing number of third-party suppliers of products and services that appeal to our focused audience of motorsports fans.


  Expand Offerings to Automotive Enthusiast Market

     We intend to expand our network features to attract additional automotive enthusiasts to our network and suppliers of automotive parts, accessories, and other products and services as tenants of SpeedMall and as advertisers on our network. We plan to expand our content and online community to appeal to and attract automotive enthusiasts. We also plan to explore strategic alliances and acquisitions to expand offerings that appeal to the automotive enthusiast market.

  Develop Sponsorship and Advertising Programs That Benefit From Our Audience Demographics

     We intend to increase revenue by developing sponsorship and advertising programs with new and existing sponsors of motorsports events. By providing targeted access to the growing base of motorsports fans, we believe the goracing network enables a broad range of advertisers and merchants to take advantage of the brand loyalty of our visitors. We believe these sponsorship and advertising programs are more effective than non-targeted banner advertising in supporting broad marketing objectives, including brand promotion and awareness, product introductions, and the integration of advertising with editorial content. We believe that these sponsorship and advertising arrangements will have longer-term contracts and higher dollar values than banner advertising arrangements as a result of their targeted nature and the strong brand loyalty of our motorsports visitors.

  Expand Internationally

     We believe that the international market for motorsports news, information, products, and services is significantly underserved. To expand our network internationally, we intend to leverage our experience in the U.S. motorsports industry. We believe that our right to offer online Action Performance's Formula One and other international motorsports products gives us an advantage in the international market, where we believe motorsports-related merchandise is scarce and fan demand for products is high. We intend to expand our international presence by

     - taking advantage of growing international interest in U.S. motorsports by providing our comprehensive domestic racing news, information, features, and products to the international market,

     - developing relationships with additional international drivers, teams, sponsors, and racing series in order to offer additional products and services that appeal to the international market,

     - entering into additional international strategic alliances and acquisitions and expanding our coverage of international racing news, events, and information,

     - developing innovative community features that appeal to motorsports fans and automotive enthusiasts outside the United States, and

     - creating regional Web sites for European, Asian, and Latin American markets.

  Increase Worldwide Brand Recognition

     We intend to continue to build the goracing.com brand worldwide through increased spending for traditional advertising media, which may include print, radio, television, and event-based promotions. We also intend to advertise on popular Web search engines and other third-party Web sites that attract our target audience. In addition, we plan to develop strategic relationships with traditional and Internet providers of news, information, and entertainment. We believe these relationships will enable us to reach a wider audience, increase awareness, and attract more visitors to our network.

THE GORACING NETWORK


     We believe the world of motorsports recognizes the goracing network as a leading provider of motorsports news and information on the Web. In July 1999, the goracing network attracted approximately 993,000 unique visitors who generated approximately 16.8 million page views. Page views are the total number of complete pages retrieved and viewed by visitors to the goracing network. A unique visitor is an individual visitor who retrieves a page from one of the Web sites in our network.



     Our network offers a broad range of news, information, and features and serves as the online home to SpeedMall, racing associations, driver fan clubs, race tracks, and other motorsports related Web sites. Our network currently includes the following motorsports and automotive-related Web sites, all of which are developed, maintained, and hosted by us:

                              THE GORACING NETWORK

            WEB SITE                           URL                             DESCRIPTION
---------------------------------  ---------------------------   ---------------------------------------
goracing                           goracing.com                  goracing.com is a comprehensive online
                                                                 source for worldwide motorsports news
                                                                 and information and is the gateway to
                                                                 our network. We have created an online
                                                                 community that positions this Web site
                                                                 as the primary Internet destination of
                                                                 motorsports fans and automotive
                                                                 enthusiasts.

SpeedMall                          speedmall.com                 SpeedMall is our online shopping mall
                                                                 and is the online home of our
                                                                 Collectors' Club. Through SpeedMall, we
                                                                 sell the products of Action Performance
                                                                 and enable other motorsports and
                                                                 automotive-related companies to utilize
                                                                 the traffic generated by the goracing
                                                                 network to sell their products and
                                                                 services.

Racing Associations
  National Hot Rod Association     nhraonline.com                Each of these Web sites serves as the
  International Hot Rod            ihra.com                      online home of the respective
  Association                      goracing.com/outlaws          sanctioning body or racing series,
  World of Outlaws                 goracing.com/ardc             providing comprehensive news,
  American Racing Drivers Club     havatamparacing.com           information, and multimedia offerings.
  Hav-A-Tampa Racing Series        americanracetrucks.com        Each site provides schedules, race
  American Race Truck Series       dragracing.com                results, driver profiles, photos, and
  Svensk Racing                                                  other information regarding the
                                                                 particular association.

Fan Clubs
  NASCAR                           speedmall.com/nascarfanclub   Each of these Web sites serves as the
  Dale Earnhardt                   earnhardtfan.com              home for the respective racing
  Dale Earnhardt, Jr.              dalejr.com                    association's or driver's fan club.
  Bobby Labonte                    bobbylabontefan.com           Each site contains membership
  Darrell Gwynn                    darrellgwynn.com              information, news about the driver or
  The Dodge Boys                   thedodgeboys.com              series, autograph information,
  Rusty Wallace                    rustywallace.com              interactive materials, message forums,
  Dario Franchitti                 franchitti.com                games, and other features.

Race Tracks
  Old Bridge Township                                            Each of these Web sites serves as the
    Raceway Park                   etownraceway.com              online home for the respective raceway.
  Norwalk Raceway Park             norwalkraceway.com            Each site contains race track
  Moroso Motorsports Park          moroso.com                    calendars, race results, information
                                                                 regarding hotel or camping
                                                                 accommodations near the race track, and
                                                                 other features, such as chat rooms and
                                                                 multimedia offerings.

Performance Professor              performanceprofessor.com      This Web site educates automotive
                                                                 enthusiasts regarding theoretical and
                                                                 practical aspects of high-performance
                                                                 components. A respected columnist with
                                                                 over 30 years of experience in
                                                                 automotive performance posts lectures
                                                                 regarding topics such as engine cycle
                                                                 analysis, basic air flow, and
                                                                 performance parts.

     We intend to increase the number of racing associations, fan clubs, race tracks, and other Web site participants in the goracing network through our unique relationship with Action Performance and our relationships with other motorsports and automotive personalities and entities.

MOTORSPORTS NEWS AND INFORMATION

     We provide a comprehensive online source for news and information about the world of motorsports. The goracing network is the official online home to some of the most influential organizations in motorsports. We believe that our up-to-date news and other information encourage visitors to return regularly to our network. Our unique coverage of motorsports events includes the following:

     Race Coverage. Our field reporters cover races and events throughout the motorsports community. These reporters produce original stories and comprehensive event coverage that are exclusive to the goracing network. Our reporters electronically transmit to us from remote locations the news, photos, audio interviews, and video that we use to report motorsports news on a timely basis. We also obtain news and information from editorial staffs of other Web sites in the goracing network. These staff and other resources help us to produce timely, comprehensive, and worldwide coverage of motorsports. We supplement our motorsports news with stories from the news wire services. In addition to our in-depth event coverage, we deliver comprehensive information about dates, times, and locations of upcoming races. We plan to increase the size of our reporting and editorial staff to enhance the news coverage and unique content on our network.

     Race of the Week. In addition to our comprehensive race coverage, we highlight one racing event each week. Our reporters provide stories regarding developments leading up to the race; conduct interviews with drivers, crew chiefs, and other celebrities; obtain behind-the-scene insights from racing personalities; and create other unique content regarding the featured race.

     Daily Diary. We arrange for popular race car drivers and crew chiefs to produce a daily diary of a race weekend. Our staff follows the driver or crew chief during the race weekend and reports events as they occur. This diary allows the viewer to see how the driver or crew chief practices during the week, prepares for the race day, and spends time before, during, and after the race. We believe this feature gives our users a unique perspective into the daily lives of drivers or other motorsports personalities that is unavailable from other sources.

     Live Race Webcasts. We plan to Webcast races and other motorsports events live on our network. In May 1999, we produced the first live Webcast of a World of Outlaws event. We intend to Webcast additional races and events in the future. We also intend to utilize state-of-the-art technology to enhance our users' viewing experiences.

     Driver Database and Track Locator. Through our driver database, users may search for information regarding their favorite race car driver. The database provides each driver's personal information, career statistics, race performance, and fan club information. Through our track locator, users may search our database to obtain information about specific race tracks, including local weather conditions, contact information, and personalized directions to the race track.

THE GORACING COMMUNITY

     The Internet provides an opportunity for people with similar interests to share information easily and quickly. Our network offers an online community where motorsports fans and automotive enthusiasts can

     - interact in chat rooms with others that have similar interests,

     - participate in chats with their favorite motorsports celebrities,

     - share information on topic-specific bulletin boards,

     - track the value of and trade their collectibles,

     - participate in online auctions,

     - play games related to motorsports, and

     - find links to other Web sites for motorsports and automotive-related products, services, and information.

We believe the traffic generated by these unique features and services will lead to increased sales on our network and makes our network an attractive advertising medium for providers of motorsports and automotive products and services.


     Chat Rooms. Our chat rooms enable visitors to communicate with other motorsports fans and automotive enthusiasts who share similar interests. Chat room visitors can discuss topics that include the issues of the week in racing, participate in a weekly chat with editors covering the various racing circuits, and chat with special guests who discuss timely issues in motorsports. We offer the Collectors' Chat, which allows visitors to discuss the latest developments in the market for motorsports collectibles. We sponsor celebrity chats that allow visitors to ask questions directly of and receive answers directly from motorsports celebrities. Since February 1999, we have hosted over 30 celebrity chats with popular race car drivers, including leading motorsports personalities Dale Earnhardt, Jeff Gordon, Rusty Wallace, Dale Jarrett, and Dario Franchitti.


     Bulletin Boards. In addition to chat rooms, we provide bulletin boards on which users can share information about a variety of topics. We designate particular discussion topics for the bulletin boards and enable users to create new bulletin board topics. Users ask or answer questions by posting information on various bulletin boards for others to read. The bulletin boards encourage users to return to goracing.com frequently and for longer periods to view responses to their questions or to comment about a particular subject.


     Fan Clubs. In order to capture advertising revenue opportunities, we operate fan clubs for several popular race car drivers and for NASCAR. These clubs include "Club E," which is the Dale Earnhardt fan club; the Dale Jarrett Fan Club; the Rusty Wallace Fan Club; the Bobby Labonte Fan Club; the John Force Fan Club; and the NASCAR Fan Club. These fan clubs had a total of approximately 83,000 members as of June 30, 1999. We host and operate the Web sites of most of these fan clubs and provide space to those Web sites in SpeedMall. Membership packages typically include a quarterly newsletter, personalized membership card, and exclusive benefits and discounts that are provided only to club members. Through our alliance with Action Performance, we provide to fan club members unique product offerings and other benefits that are not available through any other distribution channel.


     Collectors' Database. Our Collectors' Database application provides a method by which avid collectors can record information about their own motorsports collections. The database generates a listing of a collector's motorsports items in a user-friendly format that helps the user to determine the market value of the collection and encourages the user to return to goracing.com on a regular basis to update that information. The database also helps us track information about individual collectors so that we can directly market special promotions of motorsports collectibles to them.


     Online Auctions. We provide our users with the ability to buy, sell, and trade their collectibles through weekly auctions on our network. The auction environment creates a convenient and attractive secondary marketplace in which motorsports collectors can buy or sell their collectibles or gauge the value of their collections. We believe that this service will create increased demand for the collectible products that we sell. We have an arrangement under which Beckett Auction organizes, conducts, and services the auctions and charges sellers a posting fee and a commission on their product sales. We pay Beckett Auction 50% of all revenue generated from posting fees and commissions. This revenue has not been material to date. We plan to expand our online auction services to offer popular items, such as autographed memorabilia and items used in races, including drivers' gloves, helmets and race car parts.


     Personalized Services. We are developing personalized services that will enable users to tailor their visits to our network by indicating their geographic location, favorite drivers and racing events, and news they would like to receive. Once we determine a user's interests, we can target news and information, banner advertising, and product offerings to the individual to maximize the utility of our network for that user. We believe that tailoring our Web sites to the interests of our individual users encourages them to visit our network for longer periods of time, generates strong brand loyalty, and results in higher revenue to us in the form of "click-through" revenue on banner advertisements and increased product sales.

     Promotions. We provide our visitors with a variety of contests and promotions, including trivia contests, scavenger hunts, and "collection of the week" contests. We award various prizes for these contests, such as cash awards or tickets to racing events. We believe that these contests and promotions generate a sense of community and, in turn, generate traffic to our network.

     Other Community Activities. We provide other features and services to our users that help to develop strong brand loyalty and generate additional traffic. These features include the following:

     - multimedia files displaying the latest photos, video clips, and audio clips in motorsports,

     - a fantasy racing game that enables participants to compete against each other by assembling a fictional race team consisting of NASCAR drivers, and

     - the ability to send friends online greeting cards with motorsports-related photos.

OUR COLLECTORS' CLUB AND MOTORSPORTS AND AUTOMOTIVE E-COMMERCE

     We currently generate revenue primarily through the operation of our Collectors' Club, which offers exclusive lines of licensed motorsports products online as well as through a print catalog. We also generate revenue through online sales of other licensed motorsports products and by operating SpeedMall.

  Racing Collectables Club of America

     We sell Action Performance's products through our Collectors' Club. We offer on an exclusive basis limited edition lines of die-cast replicas of racing vehicles and other licensed motorsports products. We also offer licensed motorsports apparel and souvenirs through our Collectors' Club.

     Members of our Collectors' Club pay a lifetime membership fee that entitles them to receive a membership kit, a quarterly magazine, catalogs, and other special sales materials highlighting Action Performance's collectibles and other products. Membership in the Collectors' Club increased from approximately 22,000 members in September 1994 to approximately 166,000 members in June 1999, a compound annual growth rate of approximately 53%. We advertise our Collectors' Club in publications that focus on motorsports or the collectibles industry, through banner advertisements on the Internet, and through limited radio and television advertisements. We strive to increase collector interest in Collectors' Club products and to enhance the value of these products as collectibles by

     - offering many items exclusively through our Collectors' Club,

     - offering a limited number of each collectible, and

     - limiting the number of a particular item that each member may purchase.


     Until recently, members of our Collectors' Club purchased products through our catalog by calling our customer service representatives. Since the February 1999 launch of SpeedMall, users can join the Collectors' Club and view and purchase products online. In May 1999, online Collectors' Club orders represented approximately 43% of total Collectors' Club orders for products introduced to club members in May.


     Each month, we send e-mail to our online club members notifying them of new product offerings. We attempt to notify all of our club members of new products either by e-mail, catalog, or on SpeedMall before we begin accepting orders to assure all of our club members have an equal opportunity to purchase collectible products. Items that we offer exclusively to our club members are made available to non-club members after a period of time.

     We also employ customer service representatives and an automated call distribution telephone system to accept membership applications, take customer orders, and handle customer inquiries. We utilize an advanced telephone and computer system that combines telemarketing functions, computerized order processing, and automated warehouse operations to process telephone orders to our Collectors' Club.


     In order to enhance the user's online experience, increase customer acceptance of the online shopping alternative, and lower the cost of customer service, we plan to implement "click to call" technology on our online store. This technology will enable our customer service representatives to assist customers in finding the products they need by enabling the customer to view a particular Web page at the same time that the customer service representative is viewing the same Web page. In performing this task, the customer service representative effectively is able to suggest purchasing opportunities by operating the customer's Web browser from a remote location.


  SpeedMall


     Online Product Sales. Motorsports fans and automotive enthusiasts who visit goracing.com can access SpeedMall, our online shopping mall that is dedicated to motorsports and automotive products and services. Our Action Collectibles Store, Action Apparel Store, Racing Collectables Club of America Store, and SelectNet, serve as "anchor" tenants of SpeedMall. These stores sell selected licensed motorsports collectible and consumer products, including die-cast scaled replicas of motorsports vehicles, apparel, and souvenirs, that we obtain from Action Performance. As of June 30, 1999, we had 36 tenants in SpeedMall. These stores enable other motorsports and automotive-related entities to utilize the traffic generated by the goracing network to sell their products and services online. SpeedMall's diverse tenant base includes the following, which are representative of the tenants in our mall:


TENANTS                                            PRODUCT OR SERVICE OFFERINGS
-------                                            ----------------------------
Action Collectibles..............................  licensed die-cast collectibles
Action Apparel...................................  motorsports apparel and accessories
Racing Collectables Club of America..............  licensed die-cast collectibles for
                                                   Collectors' Club members
Action SelectNet.................................  licensed die-cast collectibles for
                                                   SelectNet members
Hasbro's "Winner's Circle" Brand Toys............  toy cars and trucks, games, and puzzles
Dura Lube........................................  automotive lubricants, products, paints, and polishes
Carparts.com.....................................  automotive parts and accessories
Beckett Auction..................................  online auction to buy, sell, or trade collectibles
The Perfect Curve................................  hat apparel and accessories
Sun Time.........................................  NASCAR licensed sports watches and golf accessories
Buck Baker Racing School.........................  race car driving school
NASCAR Silicon Motor Speedway....................  driving games and entertainment
Lynch Tours......................................  group race tours and travel

     Tenant Fees. Third-party SpeedMall tenants pay us fees under a variety of arrangements, including fees based on the amount of traffic the tenant receives on a per click-through basis, a percentage of revenue that the tenant receives from sales generated by traffic from SpeedMall, or a flat monthly rate. We plan to convert our traffic into additional revenue by broadening our base of tenants and creating opportunities to collect increased tenant fees.

     Target Marketing. We intend to capitalize on the unique capabilities of the Internet to maximize the buying potential of our audience. Our operating infrastructure and technology can track the usage patterns for each visitor to SpeedMall, allowing us to target promotions and cross-sell products to repeat SpeedMall visitors. This highly personalized approach to selling takes advantage of the Internet's unique capabilities to structure the presentation of products and information around the characteristics of a specific audience. We believe this use of technology will provide a much more personalized shopping experience than more traditional distribution channels, such as catalogs. Personalized selling also will allow the merchandiser to suggest products and potentially create sales that might not otherwise take place.

OTHER REVENUE SOURCES

  Online Advertising and Sponsorships


     Advertising on the goracing network generated less than 1% of our revenue during the nine months ended June 30, 1999. We believe that selling sponsorships and advertisements on our network represents a significant opportunity for future revenue growth. As a result, we intend to use a portion of the proceeds from this offering to hire our own sales personnel to sell various advertising and sponsorship packages on our network. To date, we have engaged a third-party advertising agency to sell advertising on the goracing network. This agency currently provides us with our primary source of advertising revenue and charges us commissions for advertisements that it places. Advertisers may choose from three different methods to advertise on our network.


     Impression Advertising. We sell "generally available" advertising space on all of the sites on our network. Advertisers pay us a fixed rate in exchange for a guaranteed number of impressions on our Web sites. Although we guarantee a fixed number of impressions under this model, we do not guarantee that the advertisement will appear on any particular Web site on our network.

     Reserved Internet Space. We sell "reserved" advertising space on each of the sites on our network. Advertisers pay us a fixed rate in exchange for a guaranteed number of impressions on a particular Web page. This advertising method appeals to some advertisers because it enables them to target advertising to users with a particular interest. Reserved Internet space advertising generally bears higher rates than impression advertising.

     Sponsorships. We enable advertisers to sponsor certain areas on the goracing network. We are developing various sponsorship packages for advertisers and plan to offer opportunities to sponsor celebrity chats, live Webcasts, and special areas of SpeedMall. We believe these sponsorship packages are more effective than traditional banner advertising in supporting broad marketing objectives, including brand promotion, product introductions and awareness, and the integration of advertising with editorial content. We plan to seek sponsorship arrangements that have longer-term contracts and higher dollar values than typical banner advertising arrangements. We believe these sponsorship packages offer advertisers a unique opportunity to promote their products to a focused group of users and represent an attractive method of advertising.

     We believe that a thorough understanding of the demographic profiles and purchasing habits of our users is critical to effective and successful advertising and merchandising. Our users must register for some of our features, which gives us an opportunity to collect information relating to the demographic makeup and purchasing and browsing behavior of our user base. We plan to share this information with advertisers on our network. Collecting such demographic consumer data permits us and our advertisers to target advertising and promotional e-mail campaigns directly to specific customers.

  Web Site Development

     We provide Web site development and hosting services on a fee basis to other entities in the motorsports and automotive industries. Our services include the design of fully customized sites for current and potential long-term SpeedMall tenants that desire larger sites or more advanced features.

STRATEGIC RELATIONSHIPS



     We pursue strategic alliances and relationships to increase our access to online customers, build brand recognition, and expand our online presence. Our principal strategic relationships include the following:


  Action Performance


     Upon completion of this offering, we will enter into a comprehensive relationship with Action Performance that covers licensing, sales, and promotional arrangements for the Internet and other interactive electronic media. Under this alliance, Action Performance will have a right of first refusal to procure licensing arrangements with motorsports personalities for many of the products that we sell online as well as for endorsements and promotion of the goracing network. We will retain the right to procure licensing rights for our use if Action Performance is unable to do so.


     Our alliance with Action Performance also will designate us as Action Performance's primary e-commerce distribution channel for sales of its products. Except for (1) online sales by Action Performance's other wholesale distributors, (2) sales of products to NASCAR including its NASCAR.com online channel, (3) online sales of corporate promotional products by the corporate sponsors, (4) online sales of licensed products by the licensors of those products, and (5) online sales by manufacturers or suppliers that retain the right to sell their products online, Action Performance will not directly or indirectly sell its products through any electronic media other than goracing.com. This arrangement will include comprehensive distribution and supply agreements with Action Performance. We also will have the right of first refusal to design, operate, host, and control Action Performance's Web sites, other than its corporate Web site, and any new Internet or interactive electronic opportunities that Action Performance develops or that third parties bring to its attention. Action Performance also will use its best efforts to put our "goracing.com" name or logo on its product packaging and to advertise and promote our network. We believe that our strategic alliance with Action Performance will provide us with access to unique motorsports and automotive news, information, and e-commerce opportunities that will not be available from any other online source.

  Motorsports Personalities


     Through Action Performance, we have non-exclusive endorsement and marketing relationships with many of the leading motorsports drivers, team owners, and crew chiefs, including the following:



  Dale Earnhardt         Rusty Wallace
  Jeff Gordon            Bobby Labonte
  Dario Franchitti       Steve Kinser
  Mark Martin            Tony Stewart
  Don Prudhomme          Dale Earnhardt, Jr.
  Joe Gibbs Racing       Richard Childress Racing
  Ray Evernham



     Each of these personalities has agreed to endorse the goracing network for motorsports and automotive-related products, services, and information. These endorsements include publicly acknowledging goracing.com when appropriate, making personal appearances and commercials on our behalf, granting interviews and participating in on-line chats on our network, providing us with race-used items for online auctions and promotions, and permitting us to use the endorser's name, signature, and likeness for advertising, marketing, and promotional purposes. Through Action Performance, each of these drivers, team owners, and crew chiefs will either add the endorser's Web site to the goracing network or grant us the right to design, operate, host, and control the endorser's motorsports or automotive-related Web sites. We will grant options to acquire our class A common stock in connection with these arrangements.


LICENSES


     Our relationship with Action Performance enables us to market licensed motorsports products that Action Performance designs and sells. Action Performance focuses on developing long-term relationships with and engages in comprehensive efforts to license the most popular drivers, team owners, and other personalities in each top racing category, their sponsors, various sanctioning bodies, and others in the motorsports industry. Action Performance continually strives to strengthen its relationships with licensors and to develop opportunities to market innovative collectible and consumer products that appeal to motorsports fans. We believe that Action Performance's license agreements with top race car drivers and other licensors significantly enhance the consumer appeal and marketability of the Action Performance-branded products that we sell.

     Action Performance maintains an extensive portfolio of license arrangements with various drivers, team owners, sponsors, and sanctioning bodies, including the following:

     - NASCAR champions Dale Earnhardt, Jeff Gordon, and Rusty Wallace, as well as NASCAR drivers Bobby Labonte, Dale Jarrett, Mark Martin, Tony Stewart, and Dale Earnhardt, Jr.;

     - NASCAR team owners Robert Yates Racing, Richard Childress Racing Enterprises, Joe Gibbs Racing, and Dale Earnhardt, Inc.;

     - NHRA champions John Force and Kenny Bernstein;

     - Formula One teams McLaren International Ltd, Williams Grand Prix, Benetton Formula Ltd, and Jordan Grand Prix Ltd; and

     - NASCAR, CART, and the World of Outlaws.

     These licenses are either exclusive or grant Action Performance a right of first refusal to make products bearing the driver's name and likeness or the likeness and number of each owner's racing vehicles. To the extent that Action Performance exercises its right of first refusal, the licensor generally is prohibited from personally marketing or permitting others to market, through the distribution channels used by Action Performance, any of the licensed products. Under these licenses, Action may make various die-cast collectibles, apparel, and souvenir products bearing the licensors' name and likeness, car number and colors, or logo, as applicable. In addition, Action Performance has licenses with various car and truck manufacturers, which permit Action Performance to reproduce the manufacturers' vehicles.

     Action Performance also has a license agreement with Hasbro, Inc. that covers the sale by Hasbro of motorsports-related products in the mass-merchandise market. Action Performance secures and maintains for Hasbro exclusive or non-exclusive licenses from race car drivers, owners, manufacturers, and sponsors. The licensed products consist of die-cast replicas of motorsports vehicles, 1:18th-scale plastic toy cars, radio-controlled cars, slot car sets, games (including electronic and CD-ROM interactive games), plush toys, figurines, play sets, and other products. Hasbro manufactures, distributes, and markets these products under the "Winner's Circle" brand name. The Hasbro Winner's Circle Toy Store is a tenant of SpeedMall.

PRODUCT SOURCING


     We currently obtain most of the licensed motorsports products that we sell from Action Performance. Action Performance has exclusive licenses to make and sell many of its products, and those products are not available from any source other than Action Performance. Upon completion of this offering, we will purchase products from Action Performance under the terms of several intercompany agreements. See "Transactions With Action Performance Companies, Inc. -- Intercompany Agreements." We believe that our arrangement to serve as the primary online distribution channel for Action Performance's unique lines of high-quality die-cast collectibles, apparel, and other products provide us with a competitive advantage in the e-commerce motorsports marketplace.


     Action Performance designs each die-cast collectible that it markets and devotes a significant amount of time and effort to the production of those collectibles to assure that the resulting products display a level of quality and detail that is superior to competing products. Action Performance engages one third-party manufacturer in the People's Republic of China to manufacture most of its die-cast collectible products. Action Performance owns a significant portion of the tooling that the third-party manufacturer uses and has partial control over the production of its die-cast collectibles. Action Performance obtains its other die-cast collectibles from three other manufacturers in China. Although Action Performance has advised us that it believes that there are alternative manufacturing arrangements available if needed, there are significant risks inherent in relying on a single manufacturer for a substantial portion of its die-cast products.

     Action Performance obtains substantially all of its licensed motorsports apparel, souvenirs, and other consumer products on a purchase order basis from third-party manufacturers and suppliers located primarily in the United States. Action Performance screen prints and embroiders a portion of the licensed motorsports apparel that it sells. Action Performance also purchases and resells certain finished items, such as tote bags and coolers, from companies that have licenses for those items. Action Performance works closely with third-party apparel and souvenir manufacturers to ensure that the products conform to its design specifications and meet or exceed its quality requirements. Action Performance has advised us that it believes that a number of alternative manufacturers for each of these products are readily available in the event that it is unable to obtain products from any particular manufacturer.

MARKETING AND PROMOTION

     We have achieved our current level of success with a limited amount of marketing and promotion of our brand. We plan to increase our brand recognition through increased use of strategic alliances, personal endorsements, and traditional and Internet advertising media.

     Strategic Alliances. We plan to establish strategic alliances to obtain content and community features for our network, provide marketing and cross-promotional opportunities, increase worldwide brand recognition of the goracing network, and build traffic on our network. We will carefully evaluate each potential alliance and will analyze whether any fees associated with it are cost effective in terms of the potential new customers, potential revenue, level of exclusivity, and brand exposure.

     Personal Endorsements. Through existing relationships with Action Performance, popular race car drivers such as Dale Earnhardt, Jeff Gordon, Dario Franchitti, Rusty Wallace, Don Prudhomme, and 33 other motorsports personalities have agreed to endorse the goracing network as a leading Web site for motorsports fans. We have agreed to grant options to purchase shares of class A common stock at the initial public offering price for the endorsements of the goracing network. We believe that our relationships with these drivers and other notable motorsports participants helps position the goracing network as a leading network for motorsports fans.

     Traditional and Internet Advertising. We plan to utilize numerous marketing techniques, including both traditional and online advertising, to increase brand recognition and traffic. We intend to use a portion of the proceeds of this offering to increase our marketing efforts. We have obtained a limited amount of our advertising through barter arrangements in which we provide space for motorsports and automotive-related companies in exchange for advertising in other publications. Upon completion of this offering, we intend to

     - increase our cash payments for promotion of the goracing network in print publications,

     - utilize outdoor media, radio, and television promotions, and

     - purchase preferred search terms and banner advertisements on various Web search engines to promote our network when users perform searches utilizing particular search terms.

INFRASTRUCTURE, OPERATIONS, AND TECHNOLOGY

     A large array of high-availability, high-performance servers located at Exodus Communications, Inc. in Waltham, Massachusetts hosts our network. Exodus has an extensive data center with servers that run a sophisticated suite of content management and deployment software, enterprise-class clustered databases, and specialty Internet applications, such as chat rooms, message boards, and streaming multimedia. We continually monitor our network of Web sites for performance and availability.

     We deliver the goracing network to the Internet via multiple redundant high-bandwidth Internet connections through Exodus. High-speed connections to network peering points and to other Internet backbone providers help to obtain adequate download times even during peak use periods.

     We consider security and reliability to be of paramount importance for a successful network. Exodus provides 24-hour security personnel, gas-based fire suppression systems, and fully redundant power with multiple backup generators. When customers use credit cards to execute an online purchase, our systems encrypt this sensitive information with Secure Sockets Layer, or SSL, technology, which protects the data from being read while in transit. We protect sensitive data with multiple "firewalls" and strict server- and application-level security policies. SSL provides data encryption, server authentication, message integrity, and client authentication for Internet connections. All of our production data is copied to backup tapes each night and stored at a third-party, off-site storage facility. We are in the process of developing a comprehensive disaster recovery plan to respond to system failures. We keep all of our production servers behind firewalls for security purposes and do not allow outside access, at the operating systems level, except via special secure channels. We follow strict password management and physical security measures.

     Like other Internet sites, sites on our network from time to time have experienced interruption and overload. Our business requires the uninterrupted operation of our network of sites on the Internet and transaction processing system. Our site operators attempt to maintain, to the greatest extent possible, the reliability of these systems.

COMPETITION

     Markets for motorsports and automotive-related products and services are extremely competitive. Many of our competitors have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we possess. In addition, online retailers may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established, and well-financed companies as use of the Internet and other online services increases. Certain of our competitors may be able to secure merchandise from manufacturers exclusively or on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies, and devote substantially more resources to Web site and systems development than we can. Increased competition may result in reduced operating margins, loss of market share, and a diminished brand franchise. New technologies and the expansion of existing technologies may increase the competitive pressures on us.

     The e-commerce market is new, rapidly evolving, and intensely competitive; and we expect competition to intensify in the future. Barriers to entry are minimal and competitors may develop and offer similar services in the future. We currently or potentially compete with several types of companies, including the following:

     - general integrated entertainment companies, such as the Walt Disney Co. and its ESPN affiliate, Time Warner, and TNN,

     - Web sites targeted to sports enthusiasts generally, such as ESPN.com, Sportsline.com, CNNSI.com, and Foxsports.com,


     - NASCAR, which has an agreement with Action Performance under which NASCAR has a right to buy some of Action Performance's products for its NASCAR.com e-commerce channel, or alternatively at NASCAR's option, we will sell Action Performance's NASCAR-licensed products on the NASCAR.com e-commerce channel under the same terms as on SpeedMall under a revenue sharing agreement.


     - other motorsports and automotive-related Web sites, such as Speedvision.com, Jayski.com, Hemmings Motor News Online, and Ecklers.com,


     - traditional forms of media that cover motorsports, such as magazines, newspapers, radio, and television,



     - online and offline retailers of motorsports merchandise, including various distributors of Action Performance, and



     - Action Performance itself upon any termination of our contracts with it.

     Our competitive position depends on a number of factors, both within and outside our control, including the following:

     - our ability to generate traffic on our network and to develop successfully an online community that attracts motorsports fans and automotive enthusiasts,

     - the quality, features, pricing, and diversity of the products offered on our network of Web sites,

     - our ability to recognize industry trends, anticipate shifts in consumer demands, and identify and market new products,

     - our relationships with and the popularity of the race car drivers, teams, and other licensors of the products we sell,

     - our ability to develop and maintain effective marketing programs that enable us to sell products and services to motorsports fans and automotive enthusiasts,

     - product and service offerings by our competitors.

We cannot assure you that we will be able to compete successfully in the future.

     We believe that Action Performance's relationships and licenses with top race car drivers, car owners, sanctioning bodies, and other popular licensors provide us with a significant advantage over competitors that may attempt to develop a motorsports Web site or offer motorsports collectible and consumer products online. Through Action Performance, we plan to expand and strengthen these relationships and to develop opportunities to market innovative licensed collectible and consumer products that appeal to motorsports fans and automotive enthusiasts.

INTELLECTUAL PROPERTY

     Our performance and ability to compete depend to a significant degree on our proprietary technology and other rights. We rely on a combination of trademark, copyright, and trade secret laws, confidentiality agreements with employees and non-compete agreements executed by certain of our executive officers; and technical measures to establish and protect our proprietary rights.

     We are seeking protection of the "goracing.com," "RCCA SelectNet," and "SpeedMall" trademarks in the United States. We may not be able to secure protection for our service marks or trademarks. Our competitors or others may adopt product or service names similar to "goracing.com," or other of our service marks or trademarks, which could impede our ability to build brand identity and lead to customer confusion. Our inability to protect the name "goracing.com" adequately could have a material adverse effect on our business, operating results and financial condition.

     Our proprietary software is protected by copyright laws. The source code for our proprietary software also is protected under applicable trade secret laws. As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants and limit access to and distribution of our software, documentation, and other proprietary information. The steps we take may not prevent misappropriation of our technology, and the agreements we enter into for that purpose may not be enforceable. Despite our precautions, third parties could copy or otherwise obtain and use our software or other proprietary information without our authorization. These third parties also may independently develop similar software. Policing unauthorized use of our technology is difficult, particularly because the global nature of the Internet makes it difficult for us to control the ultimate destination or security of transmitted software or other data. The laws of other countries may afford us little or no effective protection of our intellectual property.

     We may receive notices from third parties that claim our software or other aspects of our business infringe their rights. While we are not currently subject to any such claim, any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business, financial condition, and results of operations. These royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all. In the future, we also may need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition, and results of operations.

     We also rely on a variety of technologies that we license from third parties, including our database and Internet server software, which perform key functions. These third-party technology licenses may not continue to be available to us on commercially reasonable terms. Our loss or inability to maintain or obtain upgrades to any of these technology licenses could result in delays in completing our proprietary software enhancements and new developments until we identify, license, develop, and integrate equivalent technology. Any such delays could have a material adverse effect on our business, financial condition, and results of operations.

GOVERNMENTAL REGULATION

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. As a result of the increasing popularity and use of the Internet and other online services, however, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services. These laws and regulations could cover issues such as user privacy, pricing, content, copyrights, distribution, and the characteristics and quality of products and services. The growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on companies that conduct business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which in turn could decrease the demand for the products and services we offer, increase our cost of doing business, or otherwise have an adverse effect on us. We are uncertain as to how existing laws that govern issues such as property ownership, sales and other taxes, and personal privacy will apply to the Internet and other online services. Any such developments may take years to resolve.

     Because our network is available over the Internet in multiple states and foreign countries and we sell to numerous consumers residing in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. Any such new legislation or regulation, the application of laws and regulations of jurisdictions whose laws we believe do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services, could have a material adverse effect on our business.

EMPLOYEES


     As of September 2, 1999, we had 105 full-time employees. We have experienced no work stoppages and are not a party to a collective bargaining agreement. We believe that we maintain good relations with our employees.


FACILITIES

     Our corporate headquarters are located in Phoenix, Arizona. We share these offices with Action Performance, which leases the property under a lease with an initial term that expires in August 2007. The lease includes two five-year renewal options. Following this offering, we expect to continue to use a portion of this property pursuant to a space-sharing arrangement with Action Performance. As we expand, we plan to lease that additional space on prevailing terms.

     We also lease approximately 6,000 square feet of office space in Canton, Massachusetts under a lease expiring in March 2000. Our Web site developers use this office space to develop the goracing network.

LEGAL PROCEEDINGS

     We currently are not involved in any legal proceeding that we believe would have a material adverse effect on our business, results of operations, or financial position.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding our directors and executive officers.

NAME                                           AGE               POSITION HELD
----                                           ---               -------------
Fred W. Wagenhals............................  57     Chairman of the Board
Christopher S. Besing........................  38     Chief Executive Officer and Director
Lonnie P. Boutte.............................  48     President and Director
David A. Husband.............................  30     Acting Chief Accounting Officer and
                                                      Director
Roger J. Falcione............................  49     Chief Technology Officer
Tod J. Wagenhals.............................  34     Director

     Fred W. Wagenhals has served as our Chairman of the Board since May 1999. Mr. Wagenhals founded Action Performance in May 1992 and has served as its Chairman of the Board, President, and Chief Executive Officer since November 1993.

     Christopher S. Besing has served as our Chief Executive Officer and as a director since May 1999. Mr. Besing has served as Vice President and Chief Financial Officer of Action Performance since January 1994 and as a director of Action Performance since May 1995. Mr. Besing will resign as an officer of Action Performance upon completion of this offering, but will continue to serve as a director of Action Performance. Prior to joining Action Performance, Mr. Besing held several financial and accounting positions with Orbital Sciences Corporation ("OSC") from September 1986 to December 1993, most recently as Director of Accounting and Controller of OSC's Launch Systems Group in Chandler, Arizona. Prior to joining OSC, Mr. Besing was employed as an accountant with Arthur Andersen LLP from January 1985 to August 1986. Mr. Besing also serves as a director of LBE Technologies, Inc., a privately held corporation that operates "NASCAR Silicon Motor Speedway" entertainment centers that feature real-time interactive racing simulators. Mr. Besing is a Certified Public Accountant.

     Lonnie P. Boutte has served as our President since May 1999 and as a director since July 2, 1999. Mr. Boutte served as the General Manager of our Collectors' Club from June 1995 until February 1999, and has served as President of our wholly owned subsidiary Action Interactive, Inc., since February 1999. Prior to joining Action Performance, Mr. Boutte served as the Vice President of Operations for SkyMall, Inc., a public in-flight shopping catalog company, from February 1992 until June 1995.

     David A. Husband has served as a director since July 2, 1999. Mr. Husband also is serving as our Acting Chief Accounting Officer until we engage his successor. Mr. Husband has served as Vice President -- Finance and Accounting and as the Chief Accounting Officer of Action Performance since May 1998 and will assume the role of Action Performance's Chief Financial Officer upon the completion of this offering. Mr. Husband was employed as an accountant with Arthur Andersen LLP from July 1992 to May 1998, where he was primarily engaged in auditing publicly-held companies. Mr. Husband is a Certified Public Accountant.


     Roger J. Falcione has served as the Vice President of New Media for goracing Interactive Services, Inc. since November 1998, and as our Chief Technology Officer since March 1999. Mr. Falcione was the President, Chief Executive Officer, and a founder of Tech 2000 Worldwide, Inc., a full-service Internet development company from September 1995 until its acquisition by Action Performance in November 1998. Prior to forming Tech 2000, Mr. Falcione served in a variety of positions during an 18-year career at Bay State Gas Company, most recently as Manager of Network Services.


     Tod J. Wagenhals has served as a director since July 2, 1999. Mr. Wagenhals has served as Executive Vice President of Action Performance since July 1995, as a director of Action Performance since December 1993, and as Secretary of Action Performance since November 1993. Mr. Wagenhals served as a Vice President of Action Performance from September 1993 to July 1995. Mr. Wagenhals served in various marketing capacities with Action Performance from May 1992 until September 1993. Mr. Wagenhals was

National Accounts Manager of Action Products, Inc. from January 1989 to October 1991. Mr. Wagenhals is the son of Fred W. Wagenhals.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS


     Our bylaws authorize the board of directors to appoint among its members one or more committees consisting of one or more directors. Immediately following this offering, our board of directors will establish an audit committee and a compensation committee. The audit committee and the compensation committee will each consist of at least two independent directors who are not directors, officers, employees, or significant stockholders of Action Performance. The audit committee will review the annual financial statements, any significant accounting issues, and the scope of the audit with our independent auditors and will discuss with the auditors any other audit-related matters that may arise. The compensation committee will review and act on matters relating to compensation levels and benefit plans for our key executives.


DIRECTOR COMPENSATION AND OTHER INFORMATION


     Directors who are employees of our company or Action Performance do not receive any additional compensation for serving as members of our board of directors. Each non-employee director will receive $10,000 cash compensation per year and reimbursement of expenses for their service as a member of the board of directors. Under our 1999 Incentive Stock Plan, non-employee directors will receive options to purchase 10,000 shares of common stock upon their appointment or election to the board of directors, and will receive options to purchase 5,000 shares of common stock annually. Our directors also will be eligible to receive other grants of stock options or awards pursuant to the discretionary program of the 1999 Incentive Stock Plan. See "Executive Compensation -- 1999 Stock Incentive Plan."


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Prior to this offering, our board of directors has not had a compensation committee. All compensation decisions relating to our executive officers have been made by the compensation committee of the board of directors of Action Performance, which compensated these individuals in their capacity as executive officers of Action Performance. Once formed, the compensation committee of our board of directors will make all compensation decisions regarding our executive officers. We currently anticipate that none of the members of our compensation committee will be directors, officers, or employees of either goracing or Action Performance.


EXECUTIVE COMPENSATION

     During 1996, 1997, and 1998, Messrs. Wagenhals, Besing, and Boutte were compensated by Action Performance for services rendered to Action Performance, participated in executive benefit plans sponsored by Action Performance, and did not receive compensation from our company. During those periods, Mr. Falcione received compensation as the President and Chief Executive Officer of Tech 2000.

     During the periods presented, the compensation committee of the board of directors of Action Performance determined the base salaries and bonuses of Messrs. Wagenhals, Besing, and Boutte. After this offering, the compensation committee of the board of directors of our company will determine the base salaries and bonuses of our executive officers.


     The following table sets forth certain information concerning the compensation for the fiscal years ended September 30, 1996, 1997, and 1998 earned by our Chief Executive Officer and by our other executive officers whose cash salary and bonus exceeded $100,000 during fiscal 1998. All amounts listed represent compensation paid by Action Performance or Tech 2000, as applicable, to the officers listed for services rendered in all capacities to those companies for the periods presented.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                                                          COMPENSATION
                                                                          -------------
                                                                             AWARDS
                                                                          -------------
                                                                           SECURITIES      ALL OTHER
                                                                           UNDERLYING     COMPENSATION
NAME AND PRINCIPAL POSITION              YEAR   SALARY($)(1)   BONUS($)   OPTIONS(#)(2)      ($)(3)
---------------------------              ----   ------------   --------   -------------   ------------
Fred W. Wagenhals......................  1998     $459,676     $100,000      60,000(4)       $3,200
  Chairman of the Board                  1997      276,923       50,000      16,000           1,952
                                         1996      250,000       75,000          --           4,854

Christopher S. Besing..................  1998     $160,962     $ 40,000      40,000(5)       $3,200
  Chief Executive Officer and Director   1997      113,462       21,000      15,000           2,535
                                         1996       75,000       26,000      20,000           1,572

Lonnie P. Boutte.......................  1998     $100,000     $ 10,000      10,000(6)       $1,000
  President and Director                 1997       80,192       10,500      10,000              --
                                         1996       70,000        4,000       2,000              --

Roger J. Falcione......................  1998     $101,000           --          --              --
  Chief Technology Officer               1997      101,000           --          --              --
                                         1996       89,885           --          --              --

---------------

(1) Messrs. Wagenhals, Besing, Boutte, and Falcione also received certain perquisites, the value of which did not exceed the lesser of $50,000 or 10% of their salary and bonus during fiscal 1998.

(2) The securities listed represent options to purchase Action Performance common stock.
(3) Amounts shown for fiscal 1998 represent matching contributions made by Action Performance to its 401(k) Plan.
(4) Includes 30,000 options that were cancelled and reissued in June 1998.
(5) Includes 20,000 options that were cancelled and reissued in June 1998.
(6) Includes 5,000 options that were cancelled and reissued in June 1998.


     We currently plan to pay annual base salaries of $250,000 to Mr. Besing, $200,000 to Mr. Boutte, and $175,000 to Mr. Falcione. See
"Management -- Employment Agreement." Our board of directors may grant performance-based bonuses to our executive officers.


  Option Grants


     The following table provides information on options to purchase Action Performance common stock granted to the officers listed during the fiscal year ended September 30, 1998.


                       OPTION GRANTS IN LAST FISCAL YEAR


                                              INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE
                           -------------------------------------------------------        VALUE AT ASSUMED
                             NUMBER OF      % OF TOTAL                                     ANNUAL RATES OF
                            SECURITIES       OPTIONS                                  STOCK PRICE APPRECIATION
                            UNDERLYING      GRANTED TO                                   FOR OPTION TERM(2)
                              OPTIONS      EMPLOYEES IN    EXERCISE     EXPIRATION    -------------------------
          NAME             GRANTED(#)(1)   FISCAL YEAR    PRICE($/SH)      DATE           5%            10%
          ----             -------------   ------------   -----------   ----------    -----------   -----------
Fred W. Wagenhals........     30,000(3)        6.0%         $30.75       1/29/04(3)           --            --
                              30,000           6.0%         $25.91       6/02/04        $264,316      $599,642
Christopher S. Besing....     20,000(3)        4.0%         $30.75       1/29/04(3)           --            --
                              20,000           4.0%         $25.91       6/02/04        $176,210      $399,761
Lonnie P. Boutte.........      5,000(3)        1.0%         $30.75       1/29/04(3)           --            --
                               5,000           1.0%         $25.91       6/02/04        $ 44,053      $ 99,940
Roger J. Falcione........         --            --              --            --              --            --


---------------
(1) The options were granted at the fair value of the shares on the date of grant and have six-year terms. One-third of the options vest and become exercisable on each of the first, second, and third anniversaries of the date of grant.

(2) Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of Action Performance's common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of Action Performance's common stock.

(3) These options were cancelled and reissued in June 1998.


  Recent Grants of Stock Options



     During November 1998, Action Performance granted options to acquire 50,000 shares of its common stock granted to Mr. Fred Wagenhals, and options to acquire 20,000 shares of its common stock granted to each of Mr. Besing and Mr. Boutte. All of the options have an exercise price of $26.38 per share.


  Option Exercises and Year-end Option Values


     The following table provides information on options to purchase Action Performance common stock that were exercised in the last fiscal year by the officers listed and the value of each such officer's unexercised options at September 30, 1998.


              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                     OPTION VALUE AS OF SEPTEMBER 30, 1998


                                                                        NUMBER OF
                                                                  SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                                 UNEXERCISED OPTIONS AT         IN-THE MONEY OPTIONS
                                                                   FISCAL YEAR-END(#)         AT FISCAL YEAR-END($)(1)
                               SHARES ACQUIRED      VALUE      ---------------------------   ---------------------------
NAME                           ON EXERCISE(#)    REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           ---------------   -----------   -----------   -------------   -----------   -------------
Fred W. Wagenhals............      200,000       $4,375,000      95,333         40,667       $2,109,497      $116,823
Christopher S. Besing........       26,472       $  818,978      18,333         36,667       $  255,828      $206,052
Lonnie P. Boutte.............           --               --       4,999          6,668       $   28,063      $ 29,889
Roger J. Falcione............           --               --          --             --               --            --


---------------
(1) Calculated based upon the closing price of Action Performance common stock as reported on the Nasdaq National Market on September 30, 1998 of $27.00 per share.


EMPLOYMENT AGREEMENT



     In connection with the November 1998 acquisition of Tech 2000, our subsidiary goracing Interactive Services, Inc. entered into an employment agreement with Mr. Falcione to serve as its Vice President of New Media for a three-year term ending November 2001. Mr. Falcione became the Chief Technology Officer of goracing.com, inc in March 1999. The agreement provides that Mr. Falcione will receive a base salary of $150,000 per year and will be eligible to receive an annual bonus in an amount up to 30% of his base salary. In addition, under the terms of the agreement, Action Performance granted Mr. Falcione options to purchase 20,000 shares of its common stock at an exercise price of $31.00, which was the fair market value of Action Performance's common stock on the date of the agreement. Either party may terminate the employment agreement upon written notice to the other party. If we terminate the employment agreement, however, Mr. Falcione will be entitled to receive his base salary through the remainder of the three-year term. The agreement will also terminate in the event of Mr. Falcione's death and we may terminate the agreement in the event of Mr. Falcione's permanent disability. If we terminate the agreement due to death or disability, Mr. Falcione or his estate will continue to receive his base salary for a period of six months. During the term of the employment agreement and for a two-year term after its termination, Mr. Falcione may not compete with us and may not take actions intended to solicit our employees to terminate his or her employment relationship with us. Mr. Falcione may not at any time make unauthorized use or disclosure of our confidential information.

1999 STOCK INCENTIVE PLAN

     On July 2, 1999, our board of directors adopted and our sole stockholder approved the 1999 Incentive Stock Plan. The incentive plan provides for the grant of incentive and nonqualified stock options to acquire class A common stock, the direct grant of class A common stock, the grant of stock appreciation rights, or SARs, and the grant of other cash awards to key personnel, directors, consultants, independent contractors, and others providing valuable services to us. We believe that the incentive plan represents an important factor in attracting and retaining executive officers and other key employees, directors, and consultants and constitutes a significant part of our compensation program. The incentive plan provides these individuals with an opportunity to acquire a proprietary interest in our company and thereby align their interests with the interests of our other stockholders and to give them an additional incentive to use their best efforts for our long-term success.


     The maximum number of shares of our class A common stock that we may issue under the incentive plan initially will be equal to 10% of our outstanding class A common stock and class B common stock. As we issue additional shares of stock in the future, the number of shares issuable under the incentive plan will automatically increase by 10% of the additional shares outstanding, up to a maximum of 10,000,000 shares of class A common stock. The maximum number of shares of stock with respect to which options or other awards may be granted to any individual employee (including officers) during the term of the incentive plan may not exceed 50% of the shares of class A common stock covered by the
incentive plan. We plan to grant stock options to purchase           shares of
class A common stock at an exercise price equal to the initial per share offering price to various persons, including directors, officers, and employees of our company. Of these options, it is anticipated that options will be granted
to purchase           shares to Mr. Wagenhals,           to Mr. Besing,
          to Mr. Boutte, and           to Mr. Falcione.


     The power to administer the incentive plan with respect to our executive officers and directors and all persons who own 10% or more of our issued and outstanding stock rests exclusively with the board of directors or a committee consisting of two or more non-employee directors. The power to administer the incentive plan with respect to other persons rests with the board of directors or a committee of the board of directors.

     The incentive plan will terminate in July 2009, and options may be granted at any time during the life of the incentive plan. The plan administrator will determine when options become exercisable, as well as the exercise prices of options. If an option is intended to be an incentive stock option, the exercise price may not be less than 100% (110% if the option is granted to a stockholder who at the time of the grant of the option owns stock possessing more than 10% of the total combined voting power of all classes of our stock) of the fair market value of the class A common stock at the time of the grant. We may not reprice any stock options granted to executive officers, directors, or 10% stockholders under the incentive plan unless our stockholders approve the repricing within 12 months.


     The incentive plan also includes an automatic grant program that automatically grants options to our non-employee directors. Under the automatic grant program, each non-employee whose election to the board of directors is proposed as of date of this prospectus will receive an option to acquire 10,000 shares of class A common stock on that date. Each subsequent newly elected non-employee member of the board of directors will receive as an initial grant an option to acquire 10,000 shares of class A common stock on the date of his or her first appointment or election to the board of directors. In addition, an option to acquire 5,000 shares of class A common stock will be granted to each non-employee director at the meeting of the board of directors held immediately after each annual meeting of stockholders. A non-employee member of the board of directors will not be eligible to receive this annual grant if the option grant date of such annual grant would be within 90 days of such non-employee member receiving his or her initial grant. Each initial grant will vest and become exercisable in a series of three equal and successive installments, with the first installment vested on the date of grant (or the date of election to the board of directors, if later) and the next two installments 12 months and 24 months after the date of grant. Each annual grant will vest and become exercisable on the earlier of (a) the day prior to the date of the next annual meeting of stockholders, or

(b) 12 months after the date of grant. Each automatic option will vest and become exercisable, however, only if the optionholder has not ceased serving as a director as of such vesting date.

     The exercise price per share of class A common stock subject to an initial grant of automatic options on date of this prospectus will be equal to the initial public offering price per share. The exercise price per share of class A common stock subject to other automatic options will be equal to 100% of the fair market value of our class A common stock on the date, such option is granted. Each automatic option will expire on the tenth anniversary of the date of grant. In the event the non-employee director ceases to serve as a member of the board of directors or dies while serving as a director, the optionholder or the optionholder's estate or successor by bequest or inheritance may exercise any automatic options that have vested by the time of cessation of service until the earlier of (1) 90 days after the cessation of service, or (2) the expiration of the term of the automatic option. We believe that the grant of automatic options to non-employee directors is necessary to attract, retain, and motivate independent directors.

     The incentive plan is not intended to be the exclusive means by which we may issue options or warrants to acquire our class A common stock, stock awards, or any other type of award. To the extent permitted by applicable law and the requirements of Nasdaq, we may issue additional options, warrants, or stock-based awards other than pursuant to the incentive plan without stockholder approval.

              TRANSACTIONS WITH ACTION PERFORMANCE COMPANIES, INC.

     The following paragraphs provide a summary description of the material agreements between Action Performance and us. These agreements relate to this offering and define the mutual rights and obligations between Action Performance and us after this offering. These descriptions summarize the material terms of the agreements, but they are not complete. We will file the actual agreements with the SEC as exhibits to the registration statement of which this prospectus is a part. You should refer to those exhibits for the complete text of these agreements.

HISTORICAL INTERCOMPANY RELATIONSHIPS

     Prior to this offering, we have been a wholly owned subsidiary of Action Performance. As our parent, Action Performance has provided a variety of services to us, including


     - administrative services, such as accounting, human resources, and legal,


     - order fulfillment, warehouse operations, and inventory management,

     - information technology,

     - creative, advertising, and public relations, and

     - the services of a number of its executives and employees.

     Our historical financial statements contained in this prospectus include allocations for these services. Although we believe that the amounts allocated are reasonable, those amounts do not necessarily reflect the actual expenses that we would have incurred if we had operated as a separate, stand-alone company during the periods presented.


     We purchased all of our inventory from Action Performance during fiscal 1998 and the nine months ended June 30, 1999. We also have relied on Action Performance to provide us with financing for our cash flows. As a result, our cash flows to date do not necessarily indicate the cash flows that we would have experienced if we had operated as an independent company prior to this offering.


INTERCOMPANY AGREEMENTS


     Upon completion of this offering, our relationship with Action Performance will be governed by several intercompany agreements. In general, the terms of these agreements will begin on the closing date of this offering and will continue for 25 years. Any amendments to these agreements must be approved by a majority of directors on our board who are not officers, directors, or 5% stockholders of Action Performance. We may terminate any of the agreements by mutual agreement and either party may terminate any of the agreements under the following circumstances:



     - if the other party is in material breach that is not cured within 30 days' written notice from the other party,



     - if the other party is the subject of a petition in bankruptcy or relating to insolvency, receivership, liquidation, or composition for the benefit of creditors,



     - if the business of the other is liquidated or terminated, or



     - if the other party becomes insolvent, unable to pay its debts as they mature, or makes an assignment for the benefit of creditors.


In addition, Action Performance generally may terminate any or all of these agreements if there is a "change of control" of our company. Under the intercompany agreements, a change of control will occur if

     - any person other than Action Performance or one of its affiliates directly or indirectly acquires securities representing 50% or more of our voting power, except that this provision will not apply to any public or private offering of our common stock; or

     - during the term of the agreements, the individuals who serve as members of our board of directors as of the closing date of this offering cease to constitute a majority of our board of directors, unless the election or nomination for election of each new director was approved by unanimous vote of the original directors and/or previously approved directors; or


     - a tender offer or exchange offer is consummated and the effect of the offer is the change in beneficial ownership of 50% or more of our stock; or


     - we are merged, consolidated, or reorganized and as a result of the transaction less than 50% of our equity securities are owned by our former stockholders; or

     - we transfer all or substantially all of our assets to a person that is not one of our wholly owned subsidiaries.

Sales or other transfers of our common stock by Action Performance or its affiliates, including a distribution of our common stock by Action Performance to its stockholders, will not be considered in determining whether a change of control has occurred.

  Master Intercompany Agreement

     We will enter into a master intercompany agreement with Action Performance that governs our relationship. The following paragraphs describe the significant terms that will govern our relationship.

     Product Sales. Generally, we will act as the primary online distributor of Action Performance's lines of die-cast merchandise, apparel, and souvenirs. Action Performance will not sell its products online. Action Performance, however, may permit distributors of its products to sell those products online. The licensors of products that Action Performance sells and corporate sponsors of promotional products that Action Performance sells will be able to retain the right to sell those products online. Action Performance buys some of its licensed products from third-party suppliers and resells those products to us and others. Those third-party suppliers may retain the right to sell those products online. Action Performance, however, will use commercially reasonable efforts to obtain those suppliers' agreements not to sell their products online.

     Action Performance will be prohibited from


     - developing a collectors' club or similar organization that competes with the Collectors' Club, or



     - selling our exclusive Collectors' Club products through any other distribution channels.


We will have the right to sell Action Performance's products through catalog or direct mail channels. Action Performance will retain the right to sell its products in catalogs, by direct mail, or otherwise, so long as it does not conduct those activities online.

     We will agree to maintain the high standards of operation, quality, integrity, and goodwill associated with Action Performance's products and the Collectors' Club. We and Action Performance will jointly own the Collectors' Club membership database as it exists on the date of this prospectus. We will own and have all rights to any additions to that database after completion of this offering. If Action Performance terminates our intercompany agreements because we discontinue the Collectors' Club or stop selling Action Performance's products, or because a change of control of our company has occurred, Action Performance will have the right to a one-time print-out of the information in the database at the time of termination.

     We will purchase products from Action Performance pursuant to our intercompany agreements. We must offer and sell Action Performance's products directly to retail consumers and we may not offer or sell these products to other resellers. These restrictions will not prohibit sales to collectors who may ultimately resell their collectibles.


     We will agree to actively promote and sell the products of Action Performance. Action Performance will agree to use commercially reasonable efforts to maintain favorable license arrangements and the production and other operations that may be reasonably necessary to produce and supply products to us. If we desire to have new products or product lines made for us, Action Performance will have a right of first refusal to make those products or product lines. If Action Performance does not exercise its right of first refusal, we will be permitted to produce those products or product lines ourselves or to have a third party produce them for us.

     Internet Services. Action Performance will grant us a right of first refusal to control all of its current and future Internet sites and electronic media-based interactive ventures and opportunities and any such opportunities that it develops or that a third party brings to its attention in the future. We will not, however, control Action Performance's corporate Web site. Action Performance will be permitted to pursue online ventures and opportunities only if we are unable or unwilling to pursue them.


     Advertising. Action Performance will use its best efforts to include our name or logo on its product packaging and to include our name or logo in its advertisements. Except for its existing obligations to include the Nascar.com logo on its product packaging, Action Performance will not advertise or promote other online motorsports networks. We will provide banner advertising to Action Performance in an amount of at least 5% of available unsold advertising inventory on our network. Each party will provide the other with the right to use the other party's tradenames and trademarks for advertising, endorsements, and promotional purposes.


     Cooperation with Transactions. Under the master intercompany agreement, we will cooperate with Action Performance to complete this offering and any offerings of our securities prior to the time, if ever, that Action Performance distributes our shares to its stockholders. If Action Performance decides to distribute our class B common stock to its stockholders in the future, we will cooperate with Action Performance to complete any transactions necessary to distribute those shares. We will pay the expenses related to this offering and any future offerings of our securities. Action Performance will pay any expenses related to a tax-free distribution of our common stock.

     Access to Information. Generally, we and Action Performance will provide each other with access to information relating to the assets, business, and operations of the requesting party. We and Action Performance will keep our books and records for a period of time. Also, we and Action Performance will cooperate with the other party with respect to any claims brought against the other relating to the conduct of our business prior to completion of any spin-off or similar transaction.

     Covenants. For so long as Action Performance is required to consolidate our results of operations and financial position, we will:

     - provide Action Performance certain financial information regarding our company and our subsidiaries,

     - provide Action Performance copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filings, as well as final copies upon filing,

     - provide Action Performance with copies of our budgets and financial projections, as well as the opportunity to meet with our management to discuss such budgets and projections,

     - consult with Action Performance regarding the timing and content of earnings releases and cooperate fully and cause our accountants to cooperate fully with Action Performance in connection with any of its public filings,

     - not change our auditors without Action Performance's prior written consent, which will not be unreasonably withheld, and use our reasonable best efforts to enable our auditors to complete their audit of our financial statements such that they will date their opinion the same date that they date their opinion on Action Performance's financial statements,

     - provide to Action Performance and its auditors all information required for Action Performance to meet its schedule for the filing and distribution of its financial statements,

     - make our books and records available to Action Performance and its auditors, so that they may conduct reasonable audits relating to our financial statements,

     - adhere to certain specified accounting standards,

     - agree with Action Performance on any changes to our accounting policies, and

     - agree with Action Performance regarding our accounting estimates and principles.

     Maintenance Right. In order for our company to be included in Action Performance's consolidated group for federal income tax purposes, Action Performance must own 80% of the vote and value of our capital stock. For so long as we are included in Action Performance's consolidated group for income tax reporting purposes, at any time that we sell or otherwise issue additional shares of our capital stock, Action Performance will have the right to maintain its percentage of ownership by acquiring shares of our voting or non-voting stock on the same terms that we sell or otherwise issue those securities to third-parties. This will allow Action Performance to continue to include us in its consolidated group for income tax reporting purposes.

     Corporate Governance. For so long as Action Performance owns shares representing 50% or more of the voting power of our company, Action Performance will have the right to designate a majority of our board of directors. For so long as Action Performance owns shares representing at least 10% but less than 50% of our voting power, Action Performance will have the right to designate a proportionate number of directors to our board of directors. For so long as Action Performance owns shares representing at least 10% of the voting power of our company, Action Performance will have the right to designate at least one member to each committee of our board of directors.


     Indemnification and Release. We will give to Action Performance, and Action Performance will give us, a full and complete release and discharge as of the closing date of this offering of all liabilities between us and Action Performance on or before the closing date of this offering, except as expressly set forth in the master intercompany agreement.



     Except as provided in the master intercompany agreement, we will indemnify Action Performance and its affiliates for all liabilities from



     - our failure of or the failure of any other person to pay, perform or otherwise promptly discharge any of our liabilities in accordance with their respective terms;



     - any breach by us of any of the intercompany agreements; and



     - any untrue statement or alleged untrue statement of a material fact or omission with respect to the information contained in this prospectus or documents filed in connection with future offerings of our securities, unless provided by Action Performance for that express purpose.



     Except as provided in the master intercompany agreement, Action Performance will indemnify us and each of our affiliates for all liabilities from



     - the failure of Action Performance or any other person to pay any liabilities of Action Performance other than our liabilities;



     - any breach by Action Performance of the intercompany agreements; and



     - to the extent we rely on information provided by Action Performance, any untrue statement or alleged untrue statement of a material fact or omission with respect to the information contained in this prospectus or documents filed in connection with future offerings of our securities.


     Neither we nor Action Performance will be obligated to indemnify the other for


     - any liability assumed, transferred, assigned or allocated to the other under any of the intercompany agreements;



     - any liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business between the parties prior to the closing date of this offering;



     - any liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by one party at the request or on behalf of the other;



     - any liability that either party may have with respect to indemnification or contribution for claims brought against the other party by third persons; or

     - generally, any liability the release of which would result in the release of any person other than a person released pursuant to the master intercompany agreement.


  Talent Agreement

     Action Performance has relationships with many of the popular race car drivers, team owners and sponsors, and other motorsports personalities. Action Performance has agreements with many of these personalities to provide endorsements for the goracing network. We will enter into a talent agreement with Action Performance that will provide us with the use of the services of these personalities to endorse, promote, or advertise our network or motorsports or automotive-related online opportunities on our network.

     If we wish to obtain endorsements from or enter into online opportunities with new or additional motorsports personalities in the future, we will notify Action Performance of the identity of the person and the proposed terms of the agreement that we seek. Action Performance will then have the responsibility to negotiate with the motorsports personalities on our behalf, although our representatives will be able to accompany Action Performance's representatives and participate in the negotiations.


     Action Performance generally will enter into contracts for the services of these personalities on our behalf. If Action Performance enters into any new or additional agreements on our behalf for online endorsements by or online opportunities with motorsports personalities, Action Performance will immediately assign its rights to us. In exchange, we will pay Action Performance 100% of its direct costs and 104% of its indirect costs and expenses to provide these services.


     We may enter into contracts directly with the motorsports personalities that we designate only if Action Performance is unable or unwilling to enter into an agreement with these personalities, provided that any agreement that we enter into directly must be on substantially the same terms that we requested Action Performance to enter into on our behalf. We may pay these personalities cash, options to purchase shares of our class A common stock, royalties, or other consideration in exchange for their endorsements.

  Intercompany Services Agreement

     After this offering, Action Performance will continue to provide services to us, including accounting, human resources, information technology, creative and advertising, order fulfillment and warehouse operations, and public relations. In exchange, we will pay Action Performance 104% of its direct and indirect costs and expenses to provide these services. Under this agreement, we will pay for all expenses incurred by Action Performance for our benefit for upgrades or expansion to the computer systems, telephone systems, warehouse space or equipment, and any other furniture or equipment.

  Distributor Agreements; Processing and Fulfillment Agreement

     We will have the exclusive right to purchase Collectors' Club products from Action Performance. We also will act as the primary online retail distributor for Action Performance's non-club die-cast, apparel, and other merchandise. We generally will commit to purchase a percentage of all non-club die-cast items produced by Action Performance. We may not commit to purchase, however, more than 30% of these products during the first year following this offering or more than 50% of all products during the second year following this offering. We will have the right to decrease, but not increase this percentage commitment for individual products.

     Action Performance will fulfill all orders for products that we purchase from it either through our intercompany services agreement or a processing and fulfillment agreement. Action Performance will provide the labor and materials, warehouse space, inventory receiving, storage, and handling, invoicing, credit card processing, and returns receiving and processing. We will pay Action Performance either


     - a fixed price per fulfilled order, plus costs for materials and shipping, or



     - 104% of Action Performance's direct and indirect costs and expenses to provide these services. We will provide customer services for all of our product sales.

  Registration Rights Agreement


     We will enter into a registration rights agreement with Action Performance prior to the closing of this offering that will cover the shares of our class B common stock owned by Action Performance. Under that agreement, at any time beginning 180 days after the date of this prospectus, but not more than once in any 12-month period, Action Performance may demand that we file a registration statement under the securities laws covering all or a portion of our securities held by Action Performance. The securities to be registered, however, either must have a reasonably anticipated aggregate public offering price of at least $5.0 million or represent all of the remaining registrable securities. In some circumstances, we will have the right to delay the filing of a registration statement or we can require the holders of registrable securities to suspend sales of those securities.


     Action Performance also will have registration rights that apply if we propose to register any class A common stock or other securities under the securities laws. In that case, Action Performance may require us to include all or a portion of our securities that it owns in such registration. The managing underwriter of the offering, however, will have the right to restrict the number of registrable securities proposed to be included in the registration.

     We will bear all registration expenses incurred in connection with the first two demand registrations and all piggyback registrations. Action Performance will pay all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of our securities owned by it. The registration rights of Action Performance under the registration rights agreement will terminate when Action Performance may sell all of its shares in a three-month period under Rule 144 under the securities laws, or when all of the registrable securities have been sold under a registration statement.

  Tax Allocation Agreement

     For so long as Action Performance continues to own at least 80% of the voting rights and value of our capital stock, we will be included in Action Performance's consolidated group for federal income tax purposes. We will enter into a tax allocation agreement with Action Performance. Under that agreement, we will pay to Action Performance the amount of federal, state, and local income taxes that we would be required to pay to the relevant taxing authorities if we were a separate taxpayer not included in Action Performance's consolidated or combined returns. If we incur a net operating loss, Action Performance may use it to reduce its tax liability. To the extent that it uses our tax benefit, Action Performance will be required to establish a receivable for our benefit. Action Performance will offset the amount of the receivable to the extent we owe any amounts to Action Performance for income taxes in the future. When we are no longer included in Action Performance's consolidated tax group, Action Performance will be required to pay us cash for any amount remaining in the receivable established for our benefit, less any amount that we are required to pay our parent under the tax allocation agreement.


     By virtue of its controlling ownership of our company and the tax allocation agreement, Action Performance will effectively control all of our tax decisions. Under the tax allocation agreement, Action Performance will have sole authority to respond to and conduct all tax proceedings relating to us, including tax audits, to file all income tax returns on our behalf, and to determine the amount of our liability to or entitlement to payment from Action Performance. Under the tax allocation agreement, we have agreed to indemnify Action Performance, and Action Performance has agreed to indemnify us, for any tax or loss attributable to



     - failure of the indemnifying party to make any payment required under the agreement, or



     - negligence of the indemnifying party in supplying the other party with inaccurate or incomplete information in connection with the preparation of a tax return or an audit.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS


     Action Performance acquired all of the outstanding stock of goracing Interactive Services, Inc. (formerly Tech 2000 Worldwide, Inc.), now currently an indirect wholly owned subsidiary of our company, in November 1998. Prior to the acquisition, Tech 2000 operated the goracing.com Web site. In connection with the acquisition, Action Performance issued 137,923 shares of its common stock to the former shareholders of Tech 2000, valued at approximately $4.7 million. Roger J. Falcione, our Chief Technology Officer, was a principal stockholder of Tech 2000.



     We and Action Performance also plan to enter into a series of intercompany agreements in connection with this offering, which are discussed under "Transactions with Action Performance Companies, Inc." We would have paid Action Performance fees of approximately $422,000 had these agreements been in place during the year ended September 30, 1998.



     In August 1999, we entered into an agreement with a financial institution whereby we have available to us up to $7.0 million for the purposes of acquiring capital equipment under operating leases. Our commitment related to any future operating leases under this agreement is guaranteed by Action Performance. As of the date of this prospectus, there have been no operating leases executed under this agreement. Currently, there are no other sources of third-party financing available to us.

                             PRINCIPAL STOCKHOLDERS


     Action Performance beneficially owns all of the shares of our class B common stock outstanding as of the date of this prospectus. Immediately after this offering, Action Performance will continue to own all of our outstanding class B common stock, which will represent approximately 98.2% of the combined voting power of our outstanding common stock. If the underwriters exercise their over-allotment option in full, Action Performance's ownership will represent approximately 97.9% of the combined voting power of our outstanding common stock.



     The following table sets forth certain information regarding the shares of our outstanding common stock and the common stock of Action Performance beneficially owned as of June 30, 1999 by each of our directors and executive officers, all directors and executive officers of Action Performance as a group, and each person who is known by us to be the beneficial owner of more than 5% of the common stock of Action Performance. Other than Action Performance, no other person beneficially owns or exercises voting or dispositive control over more than 5% of our common stock.



                                            SHARES OF GORACING.COM                    SHARES OF ACTION PERFORMANCE
                                        COMMON STOCK BENEFICIALLY OWNED             COMMON STOCK BENEFICIALLY OWNED
                              ---------------------------------------------------   --------------------------------
                              NUMBER OF SHARES                  VOTING POWER(3)     NUMBER OF SHARES
                               AND NATURE OF                  -------------------     AND NATURE OF
NAME AND ADDRESS OF              BENEFICIAL      PERCENTAGE    BEFORE     AFTER        BENEFICIAL        PERCENTAGE
BENEFICIAL OWNER(1)              OWNERSHIP         OWNED      OFFERING   OFFERING     OWNERSHIP(2)        OWNED(2)
-------------------           ----------------   ----------   --------   --------   -----------------    -----------
DIRECTORS AND EXECUTIVE
  OFFICERS
Fred W. Wagenhals...........        --                --          --         --         2,014,266(4)        11.8%
Christopher S. Besing.......        --                --          --         --            29,998(5)           *
Lonnie P. Boutte............        --                --          --         --             4,999(6)           *
David A. Husband............        --                --          --         --             6,666(7)           *
Roger J. Falcione...........        --                --          --         --            86,107(8)           *
Tod J. Wagenhals............        --                --          --         --            40,321(9)           *
All directors and executive
  officers as a group (13
  persons)(10)..............        --                --          --         --         2,305,812           13.4%

5% STOCKHOLDERS
Action Performance
  Companies, Inc............        --             100.0%      100.0%      98.2%               --             --
FMR Corp....................        --                --          --         --         2,018,301(11)       11.9%
Pilgrim Baxter &
  Associates................        --                --          --         --         1,189,700(12)        7.0%
Rainier Investment
  Management, Inc...........        --                --          --         --         1,087,350(13)        6.4%
AMVESCAP PLC................        --                --          --         --           971,780(14)        5.7%


---------------
* Less than 1%

 (1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property law. Except as otherwise indicated, each person may be reached at 4707 East Baseline Road, Phoenix, Arizona 85040.


 (2) The percentages shown are calculated based on 16,924,752 shares of common stock of Action Performance outstanding on June 30, 1999. The numbers and percentages shown include the shares of common stock actually owned as of June 30, 1999 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of June 30, 1999 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.


 (3) The percentages shown are calculated based upon 6,250,000 shares of class A common stock and 35,000,000 shares of class B common stock of goracing.com after this offering, and reflect that holders of class A common stock are entitled to one vote per share while holders of class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. See "Description of Securities -- Common Stock."



 (4) Represents 1,903,600 shares of Action Performance common stock and vested options to acquire 110,666 shares of Action Performance Common Stock. The shares beneficially owned by Mr. Wagenhals includes 300,000 shares over which Mr. Wagenhals has shared voting power and shared dispositive power with his spouse.


 (5) Represents vested options to acquire 29,998 shares of Action Performance common stock.

 (6) Represents vested options to acquire 4,999 shares of Action Performance common stock.

 (7) Represents vested options to acquire 6,666 shares of Action Performance common stock.

 (8) Represents shares of Action Performance common stock including 11,724 shares held in escrow to secure Mr. Falcione's representations, warranties, and covenants made in connection with Action Performance's acquisition of Tech 2000.

 (9) Represents 1,456 shares of Action Performance common stock and vested options to acquire 38,865 shares of Action Performance common stock.


(10) All directors and executive officers as a group includes seven additional executive officers and/or directors of Action Performance who are not directors or executive officers of goracing.com, inc., and are not listed individually in the table. All of these directors and executive officers may be reached at Action Performance at 4707 East Baseline Road, Phoenix, Arizona 85040.


(11) Represents 2,018,301 shares of Action Performance common stock beneficially owned by FMR Corp., Edward C. Johnson 3d, Chairman of FMR Corp., and Abigail Johnson, Director of FMR Corp. FMR Corp., Mr. Johnson, and Ms. Johnson have sole voting power with respect to 135,900 shares and sole dispositive power with respect to 2,018,301 shares of common stock. All shares of the common stock are held by various subsidiaries or entities either wholly owned or controlled by FMR Corp., Mr. Johnson, or Ms. Johnson that serve as investment advisers to various investment companies. The address of FMR Corp., Mr. Johnson, and Ms. Johnson is 82 Devonshire Street, Boston, Massachusetts 02109.

(12) Represents 1,189,700 shares of Acton Performance common stock beneficially owned by Pilgrim Baxter & Associates, Ltd. ("Pilgrim"). Pilgrim has sole voting power with respect to 1,189,700 shares and sole dispositive power with respect to 1,013,400 shares of common stock. The address of Pilgrim is 825 Duportail Road, Wayne, Pennsylvania 19087.

(13) Represents 1,087,350 shares of Action Performance common stock beneficially owned by Rainier Investment Management, Inc. ("Rainier"). Rainier has sole voting power with respect to 969,500 shares and sole dispositive power with respect to 1,087,350 shares of common stock. All shares of the common stock are held by individual and institutional clients for which Rainier serves as investment adviser. Rainier is the owner of record and disclaims beneficial ownership of such shares. The address of Rainier is 601 Union Street, Suite 2801, Seattle, Washington 98101.

(14) Represents 971,780 shares of Action Performance common stock beneficially owned by AMVESCAP PLC. AMVESCAP PLC and six of its subsidiaries have shared voting power and shared dispositive power with respect to 971,780 shares of common stock. Such shares of common stock are held by the six subsidiaries of AMVESCAP PLC on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from such shares or the proceeds from the sale of such shares. The interest of any of such persons does not exceed 5% of the outstanding shares of common stock. AMVESCAP PLC and its subsidiaries may disclaim beneficial ownership of such shares. The address of AMVESCAP PLC is 1315 Peachtree St. NE, Atlanta, Georgia 30309.

                          DESCRIPTION OF CAPITAL STOCK


     Our authorized capital stock consists of 100,000,000 shares of class A common stock, par value $.0001 per share, 100,000,000 shares of class B common stock, par value $.0001 per share and 10,000,000 shares of serial preferred stock, par value $.0001 per share. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. Upon the closing of this offering, all outstanding shares of class A common stock and class B common stock will be legally issued, fully paid and nonassessable.



     The following descriptions of our capital stock and material provisions of our restated certificate of incorporation and bylaws are summaries. Complete copies of our restated certificate of incorporation and bylaws are filed with the Securities and Exchange Commission as exhibits to the registration statement containing this prospectus.


COMMON STOCK


     We are offering 6,250,000 shares of class A common stock under this prospectus. Action Performance holds 35,000,000 shares of class B common stock, which represents all of the outstanding shares of class B common stock. We reserved 35,000,000 shares of class A common stock for issuance upon conversion of the outstanding shares of class B common stock.



     Voting Rights. Holders of our class A common stock are entitled to one vote per share, while holders of our class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. Except with respect to the election of directors, amendments to our restated certificate of incorporation, and the other matters described below, or as required by law, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of class A common stock and class B common stock present in person or represented by proxy, voting together as a single class. Holders of our preferred stock might in the future be granted the right to vote alongside holders of our common stock or to separately elect members to our board of directors.



     With respect to the election of directors, for so long as the "Action Performance group" (as that term is described below) owns class B common stock representing at least 10% of the voting power of our outstanding voting stock, the holders of class A common stock, and the holders of class B common stock will vote as separate classes, as follows:



     - For so long as the Action Performance group owns class B common stock representing more than 50% of the voting power of our outstanding voting stock, the holders of class B common stock, voting separately as a single class, will be entitled to elect the smallest number of directors that will constitute a majority of our board of directors. Subject to the rights of the holders of any preferred stock to elect directors, the holders of our class A common stock, voting as a separate class, will be entitled to elect the remaining directors.



     - For so long as the Action Performance group owns class B common stock representing 10% or more but not more than 50% of the voting power of our outstanding voting stock, the holders of class B common stock, voting separately as a single class, will be entitled to elect a proportionate number of directors equal to the Action Performance group's then-existing percentage of voting stock (or the nearest percentage, rounded up, as is reasonably practicable). Subject to the rights of the holders of any preferred stock to elect directors, the holders of our class A common stock, voting as a separate class, will be entitled to elect the remaining directors.



     The "Action Performance group" means Action Performance and any person or entity that controls, is controlled by, or is under common control with Action Performance.



     When electing directors, those candidates receiving the most votes of class A common stock or class B common stock, as the case may be, even if not a majority of the votes cast, will be elected directors. Holders of shares of class A common stock and class B common stock are not entitled to cumulate their votes in the election of directors.


     Except as otherwise provided by law, and after honoring any voting rights granted to holders of any outstanding preferred stock, amendments to our restated certificate of incorporation to increase or decrease the authorized shares of any class of stock, must be approved by a majority of the combined voting power of all of the class A common stock and class B common stock, voting together as a single class. However, amendments to our restated certificate of incorporation that would alter the powers, preferences or special rights of either the class A common stock or class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.



     Dividends and Stock Splits. Holders of class A common stock and class B common stock will share equally on a per-share basis in any dividend declared by the board of directors, after honoring any preferential rights of outstanding preferred stock. If we pay a stock dividend in shares of common stock, holders of class A common stock will only receive shares of class A common stock and holders of class B common stock will only receive shares of class B common stock. We may not subdivide or combine shares of either class A common stock or class B common stock without at the same time proportionally subdividing or combining shares of the other class.



     Conversion. At any time prior to a tax-free spin-off of our company by Action Performance, a member of the Action Performance group may, at its option, convert each share of class B common stock that it holds into one share of class A common stock. If, prior to a tax-free distribution, a member of the Action Performance group transfers shares of class B common stock to a person that is not a member of the Action Performance group, the transferred shares will automatically be converted into class A common stock on a one-for-one basis at the time of the transfer.



     Shares of class B common stock distributed by Action Performance to its stockholders in a transfer intended to be a tax-free distribution will not be converted into shares of class A common stock upon the occurrence of a tax-free distribution. Following a tax-free distribution, shares of class B common stock will no longer be convertible into shares of class A common stock and generally will be transferable as class B common stock to the extent allowed under applicable laws. We believe that Action Performance has no current plans with respect to a tax-free distribution of goracing.com.



     Other Rights. In the event of any merger or consolidation of goracing.com with or into another company in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, of the other company, all holders of class A common stock and class B common stock will be entitled to receive the same kind and amount of interest in the other company. On liquidation, dissolution, or winding-up of goracing.com, all holders of class A common stock and class B common stock will be entitled to share ratably in any of our assets available for distribution to holders of shares of common stock, after payment in full of the amounts required to be paid to creditors and holders of our preferred stock, if any.


PREFERRED STOCK


     Our board of directors is authorized, without further stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board also is able to fix or alter the designations, preferences, rights, and any qualifications, limitations, or restrictions of the shares of each series of preferred stock, including the following:



     - dividend rates,



     - redemption rights and prices,



     - conversion rights and prices,



     - voting rights and preferences, and

     - preferences on liquidation or dissolution of our company.


     There are no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW

     Upon completion of this offering, we will be subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" (as these terms are described below) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - the transaction in which such stockholder became an interested stockholder is approved by the board of directors prior to the date the interested stockholder attained that status;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or


     - on or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.


"Business combinations" include mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with his, her, or its affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock. The restrictions in this statute would not apply to a "business combination" with Action Performance or any of its subsidiaries, but they could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to goracing.com and could therefore discourage attempts to acquire goracing.com.


ANTI-TAKEOVER EFFECTS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS



     Various provisions in our restated certificate of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the class A common stock.



  Corporate Governance and Rights of Stockholders



     Our restated certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. These provisions include the following:



     - Our board of directors will have the authority to increase the size of the board of directors and to fill vacancies on the board. If a vacancy occurs among the directors elected by the holders of class A common stock, the remaining class A directors (or the holders of class A common stock, if there are no remaining class A directors) will elect a successor to fill the vacancy. Likewise if a vacancy occurs among the directors elected by the holders of class B common stock, the remaining class B directors (or the holders of class B common stock, if there are no remaining class B directors) will elect a successor to fill the vacancy.



     - For so long as the Action Performance group holds stock representing 80% or more of the voting power and equity of our company, a director can be removed from office, with or without cause, only by the affirmative vote of a majority of the votes entitled to be cast by all shares of class A common stock and class B common stock, voting together as a single class. When the Action Performance group no longer holds stock representing 80% or more of our voting power and equity, for so long as class B common stock representing at least 10% of our voting power remains outstanding,

        - class A directors may be removed only for cause and only by the affirmative vote of at least 66 2/3% of the class A common stock, voting together as a single class, and



        - class B directors may be removed only for cause and only by the affirmative vote of at least 66 2/3% of the class B common stock, voting together as a single class, and



     - Except for changes to our corporate name and matters related to our capital structure and except as required by law, amendments to our restated certificate of incorporation must be approved by a majority of our directors and by the affirmative vote of at least 66 2/3% of all shares of stock entitled to vote, voting together as a single class. Furthermore, for so long as the Action Performance group owns shares representing at least 10% of our voting stock, any of the following will require approval either (a) by the holders of a majority of the outstanding shares of class B common stock, if any remains outstanding, or (b) if no shares of class B common stock remain outstanding, then by the holders of at least 66 2/3% of our voting stock, voting together as a single class:



        - amendments that would impose limitations on the legal rights of the Action Performance group as a stockholder other than those imposed under our restated certificate of incorporation, or



        - amendments that would deny to the Action Performance group, as a holder of any class of voting securities, any benefit that is made available to holders of any class of voting securities generally or



        - amendments that would alter the voting or other rights of the holders of any class of voting securities so that such rights, or the vote required with respect to any matter, are determined by reference to the amount of voting securities held by the Action Performance group.



     - Our restated certificate of incorporation and bylaws provide that, in addition to any requirements of applicable law, amendments to our bylaws may be made either (a) by our board of directors, or (b) by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock, voting together as a single class.



     - Our board of directors will have the authority to take into account all factors that the board deems relevant when evaluating tender offers, merger proposals, proposals to sell our company or all or a substantial portion of our assets, or proposals to recapitalize, reorganize, liquidate or dissolve our company or to declare an extraordinary dividend. The relevant factors that our board of directors may consider include



        -- the potential impact on our employees, customers, suppliers, joint ventures, and other constituents, and



        -- the potential impact on the communities in which we operate.



     Following this offering, Action Performance, as the beneficial owner of approximately 98.2% of the voting power of our outstanding common stock, will, on its own, be able to cause us to amend our restated certificate of incorporation and bylaws.


  Classified Board of Directors


     Our board of directors will be divided into three classes of directors serving staggered, three-year terms. As a result, approximately one-third of the members of our board of directors will be elected each year. When coupled with the provision of our Restated Certificate of Incorporation authorizing the board of directors to fill vacant directorships and increase the size of the board of directors, these provisions may prevent stockholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removals with their own nominees. As a result, a classified board of directors will make it difficult for third parties to control our company by gaining control of our board of directors.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations


     Our bylaws require that timely notice in writing be provided by stockholders seeking to bring business before, or to nominate candidates for election as directors at, the annual meeting of stockholders. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders.



     If no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 days earlier than or 70 days after that anniversary, notice will be timely if received not more than 120 days prior to the meeting and not later than the later of the close of business on


     - 90 days prior to the meeting, or


     - the tenth day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs.


     Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from timely bringing matters before, or from making nominations for directors at, an annual meeting of stockholders.


  Fair Price Provisions



     Our restated certificate of incorporation includes provisions that require approval by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock, voting together as a single class, before we can engage in a business combination with an interested stockholder.


LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS


     The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duty of care. Our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:


     - for any breach of the director's duty of loyalty to goracing.com or its stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; and

     - for any transaction from which the director derived an improper personal benefit.


Our bylaws generally provide that:


     - we must indemnify our directors and officers to the fullest extent permitted by Delaware law;


     - we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our restated certificate of incorporation, our bylaws, or other agreements; and


     - we must advance expenses, as incurred, to our directors and executive officers in defending any legal proceedings to the fullest extent permitted by Delaware law.

Prior to the closing of this offering, we intend to obtain directors' and officers' insurance providing indemnification for our directors, officers, and certain employees. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and executive officers.

     The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. Such provisions may also reduce the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers in connection with these indemnification provisions.


     There is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. We are unaware of any threatened litigation that may result in claims for indemnification.

NO DUTY OF ACTION PERFORMANCE TO REFRAIN FROM COMPETING WITH US


     Our restated certificate of incorporation provides that, except as we and Action Performance may otherwise agree,


     - Action Performance will have no duty to refrain from engaging in the same or similar or lines of business of goracing.com, thereby competing with goracing.com;


     - Action Performance, its officers, directors, and employees will not be liable to goracing.com or its stockholders for breach of any fiduciary duty by reason of any activities of Action Performance or its officers, directors, or employees in competition with goracing.com;



     - Action Performance will have no duty to communicate or offer corporate opportunities to goracing.com and will not be liable for breach of any fiduciary duty as a stockholder of goracing.com in connection with corporate opportunities;



     - if a director or officer of goracing.com who is also a director or officer of Action Performance learns of a potential transaction or matter that may be a corporate opportunity for goracing.com or Action Performance, that director or officer may offer the corporate opportunity to goracing.com or Action Performance as such director or officer deems appropriate under the circumstances; and



     - a director of officer will not be liable to goracing.com or its stockholders for breach of any fiduciary duty or duty of loyalty for failure to act in the best interests of goracing.com if:



        -- the director or officer first offers the corporate opportunity to Action Performance; or



        -- Action Performance pursues the corporate opportunity for itself or does not communicate information regarding the corporate opportunity to goracing.com.



These provisions of our restated certificate of incorporation eliminate rights that might have been available to stockholders under Delaware law had such provisions not been included in our restated certificate of incorporation. The enforceability of these provisions under Delaware law has not, however been established. Our intercompany agreements with Action Performance will control our respective rights and obligations with respect to online opportunities and sales of products that we purchase from Action Performance. See "Transactions with Action Performance Companies, Inc."


LISTING

     We have applied for listing of our class A common stock on the Nasdaq National Market under the trading symbol "GRCN."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the class A common stock will be American Stock Transfer & Trust, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, there has been no market for our class A common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our class A common stock. Sales of substantial amounts of our class A common stock in the public market, or the perception that sales might occur, could adversely affect the market price of our class A common stock. Sales of substantial amounts of class A common stock in the public market after the restrictions on resale described below lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.



     Upon completion of this offering, we will have outstanding 6,250,000 shares of class A common stock and 35,000,000 shares of class B common stock. All of the 6,250,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the securities laws unless held by one or more of our "affiliates." Under Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Shares of class A common stock purchased by our affiliates may be sold in the public market only if they are registered for resale, if they are sold pursuant to Rule 144, or if they qualify for an exemption from registration under the securities laws.


LOCK-UP AGREEMENTS

     We, Action Performance, and our respective directors and officers have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of class A common stock in the public market for a period of 180 days after the date of this prospectus, without the prior written consent of Banc of America Securities LLC. These restrictions also apply to shares of our class B common stock held by Action Performance. The shares could be available for resale immediately upon the expiration of the 180-day period, subject to the limitations of Rule 144.

RULE 144

     In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our class A common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of class A common stock then outstanding,
       which will equal approximately                shares after the closing of
       this offering, or

     - the average weekly trading volume of the class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner-of-sale provisions, notice requirements, and the availability of current public information about our company. Certain persons are entitled to sell such shares without regard to any of the volume limitations or other requirements described above if:

     - such person is not an affiliate or has not been an affiliate within three months prior to sale, and

     - such person has beneficially owned the shares proposed to be sold for at least two years.

STOCK OPTIONS


     We have reserved 10,000,000 shares of class A common stock for issuance under the 1999 Incentive Stock Plan. After this offering, we intend to register these shares under the securities laws by filing a registration statement with the SEC. After the effective date of such registration statement, shares issued under the 1999 Incentive Stock Plan will be freely tradable without restriction or further registration under the securities laws unless acquired by one or more of our affiliates, who will be subject to the volume and other limitations of Rule 144.

     We have reserved           shares of class A common stock for issuance upon
exercise of options that we have agreed to issue to the motorsports drivers, team owners, and crew chiefs that have agreed to endorse the goracing network. The options will have an exercise price per share equal to the initial public offering price of our class A common stock. The exercise price and number of shares of common stock issuable upon the exercise of each of the options may be adjusted upon the occurrence of certain events, including stock splits, stock dividends, reorganization, recapitalization, or merger.


REGISTRATION RIGHTS


     Prior to the closing of this offering, we will enter into an agreement with Action Performance providing Action Performance with specific registration rights applicable to shares of our class B common stock held by it. See "Transactions with Action Performance -- Intercompany Agreements -- Registration Rights Agreement."


ADDITIONAL SHARES

     We may issue additional shares of common stock to raise additional capital or as part of any acquisition we may complete in the future. We may decide to register such securities under the securities laws before we offer and issue them. Registered shares generally will be freely tradable after their issuance by persons not affiliated with us. However, sales of these shares during the lock-up period would require the prior written consent of Banc of America Securities LLC.

                                  UNDERWRITING


     We are offering the shares of class A common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, William Blair & Company L.L.C., U.S. Bancorp Piper Jaffray Inc., and J.C. Bradford & Co., are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase, the number of shares of class A common stock listed next to its name in the following table.



                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Banc of America Securities LLC..............................
William Blair & Company, L.L.C. ............................
U.S. Bancorp Piper Jaffray Inc..............................
J.C. Bradford & Co. ........................................
                                                              ---------
     Total..................................................  6,250,000
                                                              =========


     The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
some dealers a concession of not more than $     per share. The underwriters
also may allow, and any other dealers may reallow, a concession of not more than
$     per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The class A common stock is offered subject to a number of conditions, including:

     - receipt and acceptance of our class A common stock by the underwriters, and

     - the right to reject orders in whole or in part.


     We have granted an option to the underwriters to buy up to 937,500 additional shares of class A common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above. goracing.com will pay the expenses associated with the exercise of the over-allotment option.



     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by goracing.com. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.



                                                          PAID BY GORACING.COM
                                                      ----------------------------
                                                      NO EXERCISE    FULL EXERCISE
                                                      -----------    -------------
Per Share...........................................   $               $
Total...............................................   $               $



The expenses of the offering are estimated at $900,000 and are paid entirely by us.



     We, Action Performance, our respective officers and directors, and substantially all holders of stock options prior to this offering have entered into lock-up agreements with the underwriters. Under those agreements, we and those holders of stock and options may not dispose of or hedge any class A common stock or securities convertible into or exchangeable for shares of class A common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.


     We will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with this offering, the underwriters may purchase and sell shares of class A common stock in the open market, and engage in the following activities in accordance with applicable securities rules:



     - over-allotment,



     - short sales,



     - stabilizing transactions,



     - purchases to cover positions created by short sales,



     - syndicate covering transactions, and



     - imposition of penalty bids.


     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the class A common stock while this offering is in progress.

     The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.


     As a result of these activities, the price of the class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.



     The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of class A common stock offered by this prospectus.



     Prior to this offering, there has been no public market for our class A common stock. The initial public offering price will be negotiated between us and the underwriters. The primary factors to be considered in such negotiations are:


     - our history and prospects, and the history and prospectus of the industry in which we compete,

     - our past and present financial performance,

     - an assessment of our management,

     - the present state of our development,


     - our prospects for future earnings,


     - market valuations of publicly traded companies that we and the representatives believe to be comparable to us, and


     - the prevailing market conditions of the applicable U.S. securities market at the time of this offering.



     At our request, the underwriters have reserved up to 5% of the class A common stock offered hereby for sale to our employees, directors, officers, business associates, and strategic partners at the initial public offering price set forth on the cover page of this prospectus. Such persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent such persons purchase these reserved shares. Shares purchased by any of our employees, officers, directors or major stockholders will be subject to a 180-day lockup.

                                 LEGAL MATTERS


     The validity of the common stock offered hereby will be passed upon for goracing.com, inc. by Greenberg Traurig, P.A., Phoenix, Arizona. Selected legal matters in connection with this offering will be passed upon for the underwriters by Pillsbury Madison & Sutro LLP, Palo Alto, California.


                                    EXPERTS

     The audited financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


     We filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the class A common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to goracing.com, inc. and the class A common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.



     Anyone may inspect a copy of the registration statement without charge at the public reference facilities maintained by the Securities Exchange and Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Citicorp Center, Chicago, Illinois 60661; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement is also available through the Securities and Exchange Commission's Web site at the following address: http://www.sec.gov.



     This prospectus includes statistical data regarding Internet usage and growth of the motorsports industry that were obtained from industry publications, including reports generated by International Data Corporation, Forrester Research, Inc., IEG, NASCAR, and ESPN CHILTON. These industry publications generally obtain information from sources believed to be reliable. We have not sought the consent of any of these organizations to refer to their reports in this prospectus.

                               GORACING.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
INTRODUCTION TO FINANCIAL STATEMENTS........................  F-2
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS
  Unaudited Pro Forma Condensed Consolidated Balance
     Sheet..................................................  F-5
  Unaudited Pro Forma Condensed Consolidated Statements of
     Operations.............................................  F-6
  Notes to Unaudited Pro Forma Condensed Consolidated
     Financial Statements...................................  F-8
COMBINED FINANCIAL STATEMENTS
  Report of Independent Public Accountants..................  F-9
  Combined Balance Sheets...................................  F-10
  Combined Statements of Operations.........................  F-11
  Combined Statements of Equity.............................  F-12
  Combined Statements of Cash Flows.........................  F-13
  Notes to Combined Financial Statements....................  F-14

                               goracing.com, inc.

                      INTRODUCTION TO FINANCIAL STATEMENTS


     goracing.com, inc., a Delaware corporation incorporated on May 5, 1999, is a wholly-owned subsidiary of Action Performance Companies, Inc. (the "Parent"). The combined financial statements of goracing.com, inc., include the historical operating results of goracing Interactive Services, Inc. (formerly Action Interactive, Inc.), goracing Direct Sales, LLC (formerly Action Direct Marketing, LLC), and Racing Collectables Club of America, Inc. (formerly Action Racing Collectables Club of America, Inc.), each of which was either a wholly-owned subsidiary or operating division of the Parent. The entities and divisions described above, including goracing.com, inc., are hereinafter collectively referred to as the "Company" unless specifically referred to otherwise.



GORACING INTERACTIVE SERVICES, INC.



     goracing Interactive Services, Inc. ("goracing Interactive") was formed in October 1998, for the purpose of merging with Tech 2000 Worldwide, Inc. ("Tech 2000"), a privately-held Internet company that provides motorsports and automotive-related content through its Web site at http://www.goracing.com. Under the terms of the merger agreement, the Parent issued 137,923 shares of its common stock in exchange for all of the issued and outstanding common stock of Tech 2000, and Tech 2000 was merged into goracing Interactive. The transaction was consummated on November 23, 1998 and was accounted for as a pooling-of-interests. Accordingly, the financial statements of goracing Interactive include the historical operating results and financial position of Tech 2000.



RACING COLLECTABLES CLUB OF AMERICA, INC.



     Racing Collectables Club of America, Inc. ("RCCA") was formed on June 1, 1998, as a wholly-owned subsidiary of the Parent that operates the Racing Collectables Club of America (the "Club"). At that time, specific assets and liabilities, including inventory of $8.6 million, fixed assets of $676,000 and liabilities of $1.2 million were transferred to RCCA by the Parent at historical cost basis. Prior to that date, the Club operated as a division of the Parent. The Club markets die-cast scaled replica vehicles and other licensed motorsports merchandise exclusively to its member base of approximately 166,000 members as of June 30, 1999. The Club also operates fan clubs for several popular race car drivers and for the National Association for Stock Car Auto Racing ("NASCAR"), with a combined member base of approximately 80,000 members as of June 30, 1999. Club members are notified of new product offerings through a monthly publication and through advertisements on the http://www.goracing.com Web site. Historically, orders have been received via telephone by a live agent or through an interactive voice response system. Beginning February 1999, with the launch of the Company's e-commerce solution, SpeedMall at http://www.goracing.com, Club members also began placing orders online through the Company's Web site. For financial reporting purposes, the Club has been treated as an operating division of the Parent prior to its formation as a subsidiary of the Parent through the creation of RCCA. As such, specific assets and liabilities of the Club are not included in the September 30, 1997 historical balance sheet, as the Club did not have specific title to assets nor was it specifically obligated for liabilities prior to its existence as a subsidiary on June 1, 1998.



GORACING DIRECT SALES, LLC



     goracing Direct Sales, LLC ("gDS"), was formed on December 31, 1998 to serve as the Internet distribution arm for all of the Parent's operating subsidiaries and divisions, other than RCCA. gDS began operations in February 1999, when the Company commenced its e-commerce solution at http://www.goracing.com. gDS's products consist of licensed motorsports merchandise, including die-cast scaled replica vehicles, hats, t-shirts, jackets, souvenirs, and related products. The accompanying combined financial statements include the historical operations and financial position of gDS since its inception.

PRESENTATION OF HISTORICAL COMBINED FINANCIAL STATEMENTS



     The accompanying historical combined financial statements include expenses, which have been allocated to the Company by the Parent on a specific identification basis, plus its allocated portion of the costs associated with resources it shares with the Parent. Allocations from the Parent for such shared resources have been made primarily on a proportional cost method based on a number of factors, including headcount, square footage, related revenue, and CPU usage. In addition, all of the products sold by the Company were purchased from or through the Parent or one of its subsidiaries or operating divisions at an amount equal to the Parent's costs plus the costs associated with such purchases, including freight, handling, and tooling depreciation. The Company also bore the expenses associated with third-party royalties related to the licensed motorsports merchandise that it sold. Therefore, the historical combined financial statements of the Company do not necessarily reflect the results of operations or the financial position that would have existed had the Company been an independent company.


RECAPITALIZATION OF goracing.com, inc.


     On July 2, 1999, the Company amended its certificate of incorporation such that the authorized capital stock consists of 100 million shares of Class A Common Stock, par value $.0001 per share, 100 million shares of Class B Common Stock, par value $.0001 per share, and 10 million shares of Serial Preferred Stock, par value $.0001 per share. In connection therewith, all of the previously issued and outstanding capital stock of the Company was exchanged for 35 million shares of Class B Common Stock. There are currently no shares of Serial Preferred Stock or Class A Common Stock issued or outstanding.


INITIAL PUBLIC OFFERING AND REORGANIZATION


     The Company has filed a registration statement with the Securities and Exchange Commission for the proposed initial public offering ("IPO") of its Class A Common Stock. In connection therewith, the Parent contributed to the Company, on July 1, 1999, all of its interest in goracing Interactive, RCCA, and gDS, and converted $6.2 million of intercompany payables to capital of the Company. The Parent also intends to convert an additional $2.7 million to capital of the Company upon completion of the Company's IPO. In addition, the Company and the Parent intend to enter into a number of intercompany agreements, as more fully described below, that more closely reflect an arms-length relationship between the Company and the Parent.


MASTER INTERCOMPANY AGREEMENT AND DISTRIBUTOR AGREEMENTS


     The Master Intercompany Agreement and Distributor Agreements establish general guidelines by which the Company and the Parent will conduct business in the future, including inventory pricing, exclusivity, non-competition, purchase order requirements, rights of return, and other general provisions. Under the terms of the agreements, the Company will purchase products from the Parent at the Parent's established wholesale selling price plus a markup of 20% to 30% depending upon the type of product sold and the third-party royalty obligation of the Parent for such products. All royalties for products purchased by the Company will be paid by the Parent. The agreements also establish the Company as the exclusive Internet distributor of the Parent, subject only to contractual obligations of the Parent with respect to, or certain rights retained by, certain distributors, third-party licensors, suppliers, and NASCAR.


INTERCOMPANY SERVICES AGREEMENT

     Under the terms of the Intercompany Services Agreement, the Parent will continue to provide substantially all of the services it currently provides to the Company at 104% of its costs. These services include warehousing, fulfillment, marketing, art and graphics, information technology, human resources, accounting, and other administrative services. The costs for such services will be determined based on a specific identification basis plus the Company's allocated portion of the costs associated with resources it shares with the Parent. Allocations from the Parent for such shared resources will be made primarily on a proportional cost method based on a number of factors, including headcount, square footage, related revenues, and CPU usage.

TAX ALLOCATION AGREEMENT

     Following the IPO, the Company will be part of the Parent's combined group for federal and state income tax reporting purposes. Until such time that the Company no longer belongs to the Parent's taxpayer group, the Tax Allocation Agreement generally provides that the Company will pay its proportionate share of the Parent's tax liability computed as if the Company were filing a separate return. However, any tax benefits attributable to the Company will be used by the Parent to the extent the Company is unable to use such benefits at that time. The Parent will be required to establish a liability in favor of the Company to the extent it uses the Company's tax benefits.

TALENT AGREEMENT

     The Talent Agreement generally provides that the Parent will use its best efforts in securing and maintaining, on behalf of the Company, agreements with racing celebrities, teams, crew chiefs, and motorsports personalities or organizations for endorsements as well as internet and other interactive electronic ventures. All costs associated with such efforts, including licensing fees, signing bonuses, appearance fees, and administrative services, will be paid by the Company. The agreement prevents the Company from directly entering into the endorsement agreements without using the Parent as its agent, except that the Company can enter into an agreement with a particular individual or organization if the Parent is unwilling or unable to do so.

PRO FORMA FINANCIAL STATEMENTS


     Historically, all transactions between the Company and the Parent were effectuated without taking into consideration a profit motive, which is more typical in arms-length transactions. Had the agreements described above been in effect during the historical periods presented in the financial statements, the operating results would have been materially different from those presented. The unaudited condensed consolidated pro forma financial statements (the "Pro Forma Statements") reflect (i) the provisions of the various intercompany agreements as if those agreements were in place from the earliest period presented; (ii) the contribution by the Parent to the Company of its interest in goracing Interactive, RCCA, and gDS as of June 30, 1999; (iii) the conversion of a portion of the intercompany payables to capital of the Company; and (iv) the recapitalization of goracing.com as of June 30, 1999.



     The Pro Forma Statements are derived from the historical financial statements of the Company. Therefore, the Pro Forma Statements, including the notes thereto, are qualified in their entirety by reference to and should be read in conjunction with, the audited combined financial statements of goracing.com, including the notes thereto, which are included elsewhere in this prospectus.

                               goracing.com, inc.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1999

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                           HISTORICAL     PRO FORMA      PRO FORMA
                                                            COMBINED     ADJUSTMENTS    CONSOLIDATED
                                                           ----------    -----------    ------------
                                               ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............................   $    12        $    --        $    12
  Accounts receivable, net...............................       340             --            340
  Inventory..............................................     8,699             --          8,699
  Prepaid expenses and other.............................        68             --             68
                                                            -------        -------        -------
          Total current assets...........................     9,119             --          9,119
PROPERTY AND EQUIPMENT, net..............................     1,489             --          1,489
OTHER ASSETS.............................................       320             --            320
                                                            -------        -------        -------
          Total assets...................................   $10,928        $    --        $10,928
                                                            =======        =======        =======
                                       LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Accounts payable, deferred revenue, accrued expenses
     and other...........................................   $ 1,109        $    --        $ 1,109
  Due to Action Performance Companies, Inc., net.........    12,905         (8,905)(a)      4,000
                                                            -------        -------        -------
          Total current liabilities......................    14,014         (8,905)         5,109
                                                            -------        -------        -------
COMMITMENTS AND CONTINGENCIES
EQUITY:
  Serial preferred stock $.0001 par value, 10,000,000
     shares authorized, no shares issued or outstanding
     on a historical or pro forma basis..................        --             --(b)          --
  Class A common stock, $.0001 par value, 100,000,000
     shares authorized, no shares issued or outstanding
     on a historical or pro forma basis..................        --             --(b)          --
  Class B common stock, $.0001 par value, 100,000,000
     shares authorized, 35,000,000 shares issued and
     outstanding on a pro forma basis, no shares issued
     or outstanding on a historical basis................        --              4(b)           4
  goracing Interactive Services, Inc. common stock, $.01
     par value, 4,000 shares authorized, 1,000 shares
     issued and outstanding on a historical and a pro
     forma basis.........................................        --             --(b)          --
  goracing Direct Sales, LLC membership interest on a
     historical and a pro forma basis....................         1             (1)(b)         --
  Racing Collectables Club of America, Inc. common stock,
     $.01 par value, 4,000 shares authorized, 1,000
     shares issued and outstanding on a historical and a
     pro forma basis.....................................        --             --(b)          --
  Additional paid-in capital.............................         2          8,902(c)       8,904
  Accumulated deficit....................................    (3,089)            --         (3,089)
                                                            -------        -------        -------
          Total equity (deficit).........................    (3,086)         8,905          5,819
                                                            -------        -------        -------
          Total liabilities and equity...................   $10,928        $    --        $10,928
                                                            =======        =======        =======


              The accompanying notes are an integral part of this unaudited pro forma condensed consolidated balance sheet.

                               GORACING.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                    FOR THE NINE MONTHS ENDED JUNE 30, 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                       HISTORICAL       PRO FORMA        PRO FORMA
                                                        COMBINED       ADJUSTMENTS      CONSOLIDATED
                                                       ----------      -----------      ------------
Revenue:
  Net product sales..................................   $34,340          $    --          $34,340
  Advertising and other..............................     1,077               --            1,077
                                                        -------          -------          -------
          Total revenue..............................    35,417               --           35,417
Cost of product sales................................    16,849            7,189(d)        24,038
                                                        -------          -------          -------
          Gross profit...............................    18,568           (7,189)          11,379
Operating expenses...................................    14,872             (497)(e)       14,375
                                                        -------          -------          -------
          Income (loss) before income taxes..........     3,696           (6,692)          (2,996)
Provision for (benefit from) income taxes............     1,581           (2,779)(f)       (1,198)
                                                        -------          -------          -------
          Net income (loss)..........................   $ 2,115          $(3,913)         $(1,798)
                                                        =======          =======          =======
Basic and diluted net loss per share.................                                     $ (0.05)
                                                                                          =======
Basic and diluted weighted average shares
  outstanding........................................                                      35,000(g)
                                                                                          =======


              The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial statement.

                               GORACING.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                           HISTORICAL     PRO FORMA      PRO FORMA
                                                            COMBINED     ADJUSTMENTS    CONSOLIDATED
                                                           ----------    -----------    ------------
Revenue:
  Net product sales......................................   $37,277       $     --        $37,277
  Advertising and other..................................     1,389             --          1,389
                                                            -------       --------        -------
          Total revenue..................................    38,666             --         38,666
Cost of product sales....................................    18,548          7,555(d)      26,103
                                                            -------       --------        -------
          Gross profit...................................    20,118         (7,555)        12,563
Operating expenses.......................................    13,581           (766)(e)     12,815
                                                            -------       --------        -------
          Income (loss) before income taxes..............     6,537         (6,789)          (252)
Provision for (benefit from) income taxes................     2,800         (2,901)(f)       (101)
                                                            -------       --------        -------
          Net income (loss)..............................   $ 3,737       $ (3,888)       $  (151)
                                                            =======       ========        =======
Basic and diluted net income (loss) per share............                                 $  0.00
                                                                                          =======
Basic and diluted weighted average shares outstanding....                                  35,000(g)
                                                                                          =======


              The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial statement.

                               GORACING.COM, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS


     For additional information regarding the nature, timing, substance, and terms of the events and transactions to which the pro forma financial statements relate, please see "Introduction to Financial Statements".



BALANCE SHEET



     (a) Reflects the Parent's contribution of (i) $6.2 million of intercompany payables to equity of the Company on July 1, 1999; and (ii) an additional contribution of $2.7 million Action Performance intends to make upon completion of this offering.



     (b) Reflects the recapitalization of goracing.com on July 2, 1999 such that the authorized capital stock consists of 100 million shares of Class A common stock, par value $.0001 per share, 100 million shares of Class B common stock, par value $.0001 per share, and 10 million shares of serial preferred stock, par value $.0001 per share. In connection therewith, all of the issued and outstanding capital stock was exchanged for 35 million shares of Class B common stock. These pro forma adjustments also reflect the Parent's contribution of all of its interest in goracing Interactive, RCCA, and gDS to the Company and the consolidation of these entities into goracing.com.



     (c) Reflects the net contribution to capital from the transactions described above.


STATEMENTS OF OPERATIONS


     (d) Reflects the provisions of the intercompany Distributor Agreements whereby the Company will purchase products from the Parent at the Parent's established wholesale selling price plus a markup of 20% to 30% depending upon the type of product sold and the third-party royalty obligation of the Parent for such products.



     (e) Reflects the provisions of the intercompany Services Agreement as follows:



          (1) elimination of goodwill amortization, marketing, and indirect product design and development costs, as these costs will be included as a component of the price of the product purchased from the Parent pursuant to the intercompany Distributor Agreements discussed in (d) above. Those costs totaled $1,188,000 and $1,034,000 for the fiscal year ended September 30, 1998 and for the nine-month period ended June 30, 1999, respectively; and



          (2) a markup of 4% on the cost of services provided to the Company by the Parent. These amounts totaled $422,000 and $537,000 for the fiscal year ended September 30, 1998 and for the nine-month period ended June 30, 1999, respectively.



     (f) Reflects the recognition of income tax expense (benefit) in accordance with the intercompany Tax Sharing Agreement. The Company's effective income tax rate is estimated to be approximately 40%.



     (g) We did not exist as a separate company during the historical periods presented. Therefore, no earnings per share data is presented for the historical periods. We computed earnings per share on a pro forma basis based on the shares outstanding following our recapitalization on July 2, 1999, as if such shares were outstanding from the beginning of the periods presented.

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To goracing.com, inc.:


     We have audited the accompanying combined balance sheets of goracing.com, inc. (a Delaware Corporation and a wholly owned subsidiary of Action Performance Companies, Inc. incorporated in May 1999) and the subsidiaries and divisions identified in Note 1 (collectively, the Company) as of June 30, 1999 and September 30, 1998, and the related combined statements of operations, equity and cash flows for the nine months ended June 30, 1999 and the years ended September 30, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1999 and September 30, 1998, and the results of its operations and its cash flows for the nine months ended June 30, 1999 and the years ended September 30, 1998 and 1997, in conformity with generally accepted accounting principles.


                                          /s/ Arthur Andersen LLP

Phoenix, Arizona,

   September 2, 1999.

                               GORACING.COM, INC.

                            COMBINED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                              SEPTEMBER 30,   JUNE 30,
                                                                  1998          1999
                                                              -------------   --------
                                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................     $    1       $    12
  Accounts receivable, net of allowance for doubtful
     accounts of $76 and $75, respectively..................        153           340
  Inventory.................................................      8,954         8,699
  Prepaid expenses and other................................          1            68
                                                                 ------       -------
          Total current assets..............................      9,109         9,119
PROPERTY AND EQUIPMENT, net of accumulated depreciation of
  $374 and $484, respectively...............................        720         1,489
OTHER ASSETS................................................         --           320
                                                                 ------       -------
          Total assets......................................     $9,829       $10,928
                                                                 ======       =======

                                LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Accounts payable, accrued expenses and deferred revenue...     $1,448       $ 1,109
  Notes payable.............................................        750            --
  Due to Action Performance Companies, Inc., net............      8,548        12,905
                                                                 ------       -------
          Total current liabilities.........................     10,746        14,014
                                                                 ------       -------
COMMITMENTS AND CONTINGENCIES

EQUITY:
  goracing Interactive Services, Inc. common stock, $.01 par value, 4,000 shares authorized, 1,000 issued and
     outstanding............................................         --            --
  goracing Direct Sales, LLC membership interest............         --             1
  Racing Collectables Club of America, Inc. common stock,
     $.01 par value, 4,000 shares authorized, 1,000 issued
     and outstanding........................................         --            --
  Additional paid-in capital................................          2             2
  Accumulated deficit.......................................       (919)       (3,089)
                                                                 ------       -------
          Total equity (deficit)............................       (917)       (3,086)
                                                                 ------       -------
          Total liabilities and equity......................     $9,829       $10,928
                                                                 ======       =======


 The accompanying notes are an integral part of these combined balance sheets.

                               GORACING.COM, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)



                                                                                    NINE MONTHS
                                                                  YEAR ENDED           ENDED
                                                                SEPTEMBER 30,        JUNE 30,
                                                              ------------------    -----------
                                                               1997       1998         1999
                                                              -------    -------    -----------
Revenue:
  Net product sales.........................................  $21,659    $37,277      $34,340
  Advertising and other.....................................    1,289      1,389        1,077
                                                              -------    -------      -------
          Total revenue.....................................   22,948     38,666       35,417
Cost of product sales.......................................   10,240     18,548       16,849
                                                              -------    -------      -------
          Gross profit......................................   12,708     20,118       18,568
Selling, general and administrative expenses................    8,581     13,581       14,872
                                                              -------    -------      -------
Income before income taxes..................................    4,127      6,537        3,696
Provision for income taxes..................................    1,660      2,800        1,581
                                                              -------    -------      -------
          Net income........................................  $ 2,467    $ 3,737      $ 2,115
                                                              =======    =======      =======


    The accompanying notes are an integral part of these combined financial statements.

                               GORACING.COM, INC.

                         COMBINED STATEMENTS OF EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                  GORACING                     RACING COLLECTIBLES
                                INTERACTIVE                      CLUB OF AMERICA,
                               SERVICES, INC.      GDS, LLC            INC.           ADDITIONAL    COMBINED         COMBINED
                             ------------------   MEMBERSHIP   --------------------    PAID-IN     ACCUMULATED        EQUITY
                             SHARES   PAR VALUE    INTEREST    SHARES    PAR VALUE     CAPITAL       DEFICIT        (DEFICIT)
                             ------   ---------   ----------   -------   ----------   ----------   -----------   ----------------
Balance, September 30,
  1996.....................  1,000       --           --           --        --              1          (452)           (451)
  Net income (loss)........     --       --           --           --        --          2,480           (13)          2,467
  Transfer of operating
    division profit to
    Parent.................     --       --           --           --        --         (2,480)           --          (2,480)
                             -----       --          ---        -----        --        -------       -------         -------
Balance, September 30,
  1997.....................  1,000       --           --           --        --              1          (465)           (464)
  Formation of RCCA on June
    1, 1998................     --       --           --        1,000        --              1            --               1
  Net income...............     --       --           --           --        --            880         2,857           3,737
  Transfer of operating
    division profit to
    Parent.................     --       --           --           --        --           (880)           --            (880)
  Transfer of subsidiary
    profit to Parent.......     --       --           --           --        --             --        (3,311)         (3,311)
                             -----       --          ---        -----        --        -------       -------         -------
Balance, September 30,
  1998.....................  1,000       --           --        1,000        --              2          (919)           (917)
  Formation of gDS on
    December 31, 1998......     --       --            1           --        --             --            --               1
  Net income ..............     --       --           --           --        --             --         2,115           2,115
  Transfer of subsidiary
    profit to
    Parent ................     --       --           --           --        --             --        (4,285)         (4,285)
                             -----       --          ---        -----        --        -------       -------         -------
Balance, June 30, 1999.....  1,000       $--         $ 1        1,000        $--       $     2       $(3,089)        $(3,086)
                             =====       ==          ===        =====        ==        =======       =======         =======


    The accompanying notes are an integral part of these combined financial statements.

                               GORACING.COM, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                      FOR THE
                                                                                    NINE MONTHS
                                                              FOR THE YEAR ENDED       ENDED
                                                                SEPTEMBER 30,        JUNE 30,
                                                              ------------------    -----------
                                                               1997       1998         1999
                                                              -------    -------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 2,467    $ 3,737      $ 2,115
  Adjustments to reconcile net income to net cash provided
     by operating activities --
  Depreciation and amortization.............................       42        112          110
  Change in assets and liabilities:
     Accounts receivable, net...............................      (53)       (10)        (187)
     Inventory..............................................       --       (376)         255
     Other assets...........................................       --         --          (67)
     Accounts payable, accrued expenses and deferred
       revenue..............................................       72         37         (339)
                                                              -------    -------      -------
       Net cash provided by operating activities............    2,528      3,500        1,887
                                                              -------    -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment, net...................      (16)        --         (878)
  Investment in license agreements..........................       --         --         (320)
                                                              -------    -------      -------
       Net cash used in investing activities................      (16)        --       (1,198)
                                                              -------    -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable...................       --        150           --
  Payments on notes payable.................................      (18)        --         (600)
  Transfer of operating division profit to Parent...........   (2,480)      (880)          --
  Transfer of subsidiary profit to Parent...................       --     (3,311)      (4,285)
  Borrowings from Parent, net...............................       --        525        4,207
                                                              -------    -------      -------
       Net cash used in financing activities................   (2,498)    (3,516)        (678)
                                                              -------    -------      -------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................       14        (16)          11
CASH AND CASH EQUIVALENTS, beginning of period..............        3         17            1
                                                              -------    -------      -------
CASH AND CASH EQUIVALENTS, end of period....................  $    17    $     1      $    12
                                                              =======    =======      =======


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:


     In June 1998, in conjunction with the formation of RCCA (see Note 1), assets and liabilities, including inventory of $8.6 million, fixed assets of $676,000 and liabilities of $1.2 million were transferred to the Company by the Parent.


    The accompanying notes are an integral part of these combined financial statements.

                               GORACING.COM, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) THE BUSINESS:


     goracing.com, inc., a Delaware corporation incorporated on May 5, 1999, is a wholly-owned subsidiary of Action Performance Companies, Inc. (the "Parent"). The combined financial statements of goracing.com, inc., include the historical operating results of goracing Interactive Services, Inc. (formerly Action Interactive, Inc.), goracing Direct Sales, LLC (formerly Action Direct Marketing, LLC), Racing Collectables Club of America, Inc. (formerly Action Racing Collectables Club of America, Inc.), each of which was either a wholly-owned subsidiary or operating division of the Parent. The entities described above, including goracing.com, inc., are hereinafter collectively referred to as the "Company" unless specifically referred to otherwise. The Company has utilized the Parent's business relationships, infrastructure, and brand names and has relied on the Parent to provide financing to fund its operations (see Notes 2 and 3). The Company intends to file a registration statement with the Securities and Exchange Commission for the proposed initial public offering ("IPO") of its common stock. If the proposed IPO is not consummated, the Company will be dependent on the continued financial support of the Parent.



  goracing Interactive Services, Inc.



     goracing Interactive Services, Inc. ("goracing Interactive") was formed in October 1998, for the purpose of merging with Tech 2000 Worldwide, Inc. ("Tech 2000"), a privately-held Internet company that provides motorsports and automotive-related content through its Web site at http://www.goracing.com. Under the terms of the merger agreement, the Parent issued 137,923 shares of its common stock in exchange for all of the issued and outstanding common stock of Tech 2000, and Tech 2000 was merged into goracing Interactive. The merger was consummated on November 23, 1998 and was accounted for as a pooling-of-interests. Accordingly, the financial statements of goracing Interactive include the historical operating results and financial position of Tech 2000.



     Tech 2000 reported the following results of operations for the periods before the combination was consummated:



                                              YEAR ENDED      FOR THE PERIOD FROM
                                            SEPTEMBER 30,       OCTOBER 1, 1998
                                            --------------          THROUGH
                                            1997     1998      NOVEMBER 23, 1998
                                            -----    -----    -------------------
                                                       (IN THOUSANDS)
Revenue...................................  1,289    1,389            154
Net loss..................................    (13)    (454)          (255)



  Racing Collectables Club of America, Inc.



     Racing Collectables Club of America, Inc. ("RCCA") was formed on June 1, 1998, as a wholly-owned subsidiary of the Parent that operates the Racing Collectables Club of America (the "Club"). At that time, specific assets and liabilities, including inventory of $8.6 million, fixed assets of $676,000 and liabilities of $1.2 million were transferred to RCCA by the Parent at historical cost basis. Prior to that date, the Club operated as a division of the Parent. The Club markets die-cast scaled replica vehicles and other licensed motorsports merchandise exclusively to its member base of approximately 166,000 members as of June 30, 1999. The Club also operates fan clubs for several popular race car drivers and for the National Association for Stock Car Auto Racing ("NASCAR"), with a combined member base of approximately 80,000 members as of June 30, 1999. Club members are notified of new product offerings through a monthly publication and through advertisements on the http://www.goracing.com Web site. Historically, orders have been received via telephone by a live agent or through an interactive voice response system. Beginning February 1999, with the launch of the Company's e-commerce solution at http://www.goracing.com, Club members also began placing orders online through the Company's Web site. For financial reporting purposes, the Club has been treated as an operating division of the Parent prior to its formation as a subsidiary of the Parent through the creation of

                               GORACING.COM, INC.

RCCA. Accordingly, specific assets and liabilities of the Club are not included in the Company's combined balance sheet prior to June 1, 1998, as the Club did not have specific title to assets nor was it specifically obligated for liabilities prior to its existence as a subsidiary on June 1, 1998.



  goracing Direct Sales, LLC



     goracing Direct Sales, LLC ("gDS"), was formed on December 31, 1998 to serve as the Internet distribution arm for all of the Parent's operating subsidiaries and divisions other than RCCA. gDS began operations in February 1999, when the Company commenced its e-commerce solution at http://www.goracing.com. gDS's products consist of licensed motorsports merchandise, including die-cast scaled replica vehicles, hats, t-shirts, jackets, souvenirs, and related products.


  Reorganization


     In connection with the proposed IPO, the Parent contributed to the Company on July 1, 1999, all of its interest in goracing Interactive, RCCA, and gDS, and converted $6.2 million of intercompany indebtedness owed to the Parent to capital of the Company.


  Seasonality

     The Company is subject to seasonal fluctuations in its product sales and results of operations. Because the auto racing season is concentrated between the months of February and November, the Company's results of operations during the second and third calendar quarters generally are characterized by higher sales of motorsports products. Seasonal fluctuations in quarterly sales may require the Company to take temporary measures, including changes in its personnel levels and marketing activities that could result in unfavorable quarterly earnings comparisons.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation


     The accompanying combined financial statements of the Company include the historical operating results of goracing Interactive (as restated for the acquisition of Tech 2000, which was accounted for as a pooling-of-interests) and the Club for all periods presented. The combined financial statements also include the operations of gDS and RCCA since their inception dates. The operating results attributable to the Club have been recorded as Additional Paid in Capital in the accompanying Combined Statements of Equity as these results were derived from an operating division as opposed to a subsidiary of the Company. The operating results attributable to goracing Interactive, gDS and RCCA have been recorded as additions or reductions to Combined Accumulated Deficit in the accompanying Combined Statements of Equity as these results were derived from subsidiaries of the Company.

                               GORACING.COM, INC.

     Additional Paid in Capital and Combined Accumulated Deficit balances in the accompanying financial statements consist of the following:



                                              ADDITIONAL PAID-IN CAPITAL                      ACCUMULATED DEFICIT
                                           ---------------------------------   -------------------------------------------------
                                                                 RACING                                              RACING
                                              GORACING        COLLECTABLES        GORACING        GORACING        COLLECTABLES
                                            INTERACTIVE     CLUB OF AMERICA,    INTERACTIVE     DIRECT SALES,   CLUB OF AMERICA,
                                           SERVICES, INC.         INC.         SERVICES, INC.        LLC              INC.
                                           --------------   ----------------   --------------   -------------   ----------------
Balance, September 30, 1996..............           1                --              (452)              --               --
  Net income (loss)......................          --             2,480               (13)
  Transfer of operating division profit
    to Parent............................          --            (2,480)               --               --               --
                                              -------           -------           -------          -------          -------
Balance, September 30, 1997..............           1                --              (465)              --               --
  Formation of RCCA on June 1, 1998......          --                 1                --               --               --
  Net income (loss)......................          --               880              (454)              --            3,311
  Transfer of operating division profit
    to Parent............................          --              (880)               --               --               --
Transfer of subsidiary profit to
  parent.................................          --                --                --               --           (3,311)
                                              -------           -------           -------          -------          -------
Balance, September 30, 1998..............           1                 1              (919)              --               --
  Formation of gDS on December 31,
    1998.................................          --                --                --               --               --
  Net income (loss)......................          --                --            (2,175)               5            4,285
Transfer of subsidiary profit to
  parent.................................          --                --                --               --           (4,285)
                                              -------           -------           -------          -------          -------
Balance, June 30, 1999...................     $     1           $     1           ($3,094)         $     5          $    --
                                              =======           =======           =======          =======          =======


     The combined financial statements include expenses, which have been allocated to the Company by the Parent on a specific identification basis, plus its allocated portion of the costs associated with resources it shares with the Parent. Allocations from the Parent for such shared resources have been made primarily on a proportional cost method based on a number of factors, including headcount, square footage, related revenues, and CPU usage. Management believes these allocations are reasonable.

     The combined financial statements of the Company do not necessarily reflect the results of operations or the financial position that would have existed had the Company been an independent company.

  Cash and Cash Equivalents


     The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. The Company places its deposits with high-quality-credit financial institutions.


  Inventory

     Inventory consists entirely of finished goods and is stated at the lower of cost (first-in, first-out method) or market.

  Property and Equipment


     Property and equipment is stated at historical cost and is depreciated using the straight-line method over five to ten years, the estimated useful lives of the assets.

                               GORACING.COM, INC.

     Property and equipment consists of the following (in thousands):



                                                              SEPTEMBER 30,    JUNE 30,
                                                                  1998           1999
                                                              -------------    --------
Furniture, fixtures and equipment...........................     $  948         $1,831
Leasehold improvements......................................        146            142
                                                                 ------         ------
                                                                  1,094          1,973
Less -- accumulated depreciation............................       (374)         (484)
                                                                 ------         ------
                                                                 $  720         $1,489
                                                                 ======         ======


  Stock-Based Compensation

     The Company accounts for its stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and complies with the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation." For non-employee stock-based compensation, the Company applies the accounting requirements of SFAS No. 123. Accordingly, the fair value of stock-based compensation is deferred and amortized as related services are performed generally utilizing the straight-line method over the term of the service agreement. See Note 7.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts in the financial statements and footnotes thereto. The accompanying combined financial statements include significant estimates of expenses associated with the costs of resources shared with the Parent. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     The fair value of financial instruments, which consist principally of cash and cash equivalents and accounts receivable, approximate their carrying value.

  Long-Lived Assets


     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," the Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows is less than the carrying value of the long-lived assets being evaluated. Impairment losses are measured as the amount by which the carrying amount of the impaired asset exceeds its fair value. The Company estimates fair values primarily by considering market prices for similar assets. There have been no impairment losses recorded to date.


  Due to Action Performance Companies, Inc.

     Amounts due to the Parent represent expenses and capital expenditures of the Company which have been funded by the Parent, net of cash collected by the Parent from the revenue-generating activities of the Company. The amounts due to the Parent also include assets and liabilities associated with income taxes paid or benefits used by the Parent, as well as deferred tax assets and liabilities as if the Company was independent of the Parent. The net advances are unsecured, non-interest bearing and due on demand.

                               GORACING.COM, INC.

  Revenue Recognition


     Sales of the Company's products are recognized at the time the products are shipped to customers. Advertising revenue is recognized on a straight-line basis over the period during which the advertising is provided. Revenue generated from new membership fees is recognized when all significant obligations have been met, which is upon shipment of membership kits. Revenue generated from Web development and related services is recognized ratably as the services are performed.


  Advertising Costs

     The Company expenses the cost of advertising as incurred.

  Income Taxes

     Historically, the Company's results have been included in the Parent's combined federal and state income tax returns. The income tax provision in the accompanying combined financial statements is calculated as if the Company was independent of the Parent. Deferred tax assets and liabilities are recorded based upon temporary differences between the financial statement carrying values and the tax bases of the assets and liabilities. Additionally, deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company is reimbursed for any tax benefits which the Parent receives on the Company's behalf and is liable to the Parent for any tax liability incurred by the Company. The Parent pays all taxes relative to the Company. Accordingly, income taxes receivable and payable and deferred tax assets and liabilities have been included in the amounts due to the Parent.

  Earnings Per Share


     goracing.com did not exist as a separate company during the periods presented in the historical combined financial statements. Therefore, no earnings per share data has been presented. The Company has not had any stock issuances or grants for nominal consideration.


  Recent Accounting Pronouncements

     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that public companies report certain information about operating segments in their annual financial statements and in subsequent condensed financial statements of interim periods issued to shareholders. This statement also requires that public companies report certain information about their products and services, the geographic areas in which they operate and their major customers. In management's opinion, the adoption of the provisions of SFAS No. 131 will not have a significant impact on the disclosures in the Company's financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. The adoption of this new standard is not expected to have a material effect on the Company's financial position or results of operations.


(3) RELATED PARTY TRANSACTIONS:



     Historically, all of the products sold by the Company were purchased from or through the Parent or one of its subsidiaries or operating divisions at an amount equal to the Parent's costs plus the costs associated with such purchases, including freight, handling, and tooling depreciation. The Company also bore the

                               GORACING.COM, INC.

expenses associated with third-party royalties related to the licensed motorsports merchandise that it sold. For the years ended September 30, 1997 and 1998 and for the nine-month period ended June 30, 1999, such purchases and related costs (excluding third-party royalties) totaled $6.8 million, $12.6 million, and $11.7, respectively.



     Additionally, the Company received, and was charged its proportionate share of, various services from the Parent, including administrative, facilities, warehousing, fulfillment, information technology, and other services. Such charges totaled $4.8 million, $7.3 million, and $7.1 million for the years ended September 30, 1997 and 1998 and for the nine-month period ended June 30, 1999, respectively. Management believes all allocations for such charges are reasonable and have been made on a consistent basis; however, they are not necessarily indicative of, nor is it practical for management to estimate, the level of expenses which might have been incurred had the Company operated independent from the Parent (see Note 2).



     Pursuant to note agreements dated August 1996, Tech 2000 borrowed approximately $600,000 from a then-current shareholder. The notes bore interest at prime plus 2% and were payable 60 days after demand. The notes, plus accrued interest, were paid in full in conjunction with the merger with Tech 2000 in November 1998. Prior to the merger, in September 1998, Tech 2000 also borrowed $150,000 from the Parent. This note was converted to an intercompany payable to the Parent upon consummation of the merger.


(4) CREDIT FACILITY:


     The Company is currently a participant and a guarantor under the Parent's $20 million bank line of credit and $30 million letter of credit facility (collectively the "Credit Facility"). Obligations under the Credit Facility are subject to certain conditions including the maintenance of financial ratios and covenants by the Parent. The Credit Facility also limits the payment of dividends by the Parent. There were no outstanding borrowings under the Parent's Credit Facility at September 30, 1998 or June 30, 1999. The Company's participation in the Credit Facility will be terminated concurrent with the closing of the IPO (see Note 7).


(5) COMMITMENTS AND CONTINGENCIES:

     The Company utilizes certain equipment and facilities under non-cancelable operating leases of the Parent. As discussed in Note 3, the Company is charged its proportionate share of expenses for facilities and equipment provided by the Parent.

     In the ordinary course of business, the Company may become a party to pending or threatened lawsuits. In the opinion of management, upon consultation with legal counsel, there are no currently pending or threatened lawsuits that will have a material effect on the combined financial position or operations of the Company.

                               GORACING.COM, INC.

(6) INCOME TAXES:


     The provision for income taxes consists of the following:



                                                                            NINE MONTHS
                                                           YEAR ENDED          ENDED
                                                         SEPTEMBER 30,       JUNE 30,
                                                        ----------------    -----------
                                                         1997      1998        1999
                                                        ------    ------    -----------
Current:
  Federal.............................................  $1,411    $2,388      $1,344
  State...............................................     249       422         237
Deferred:
  Federal.............................................      --        (8)         --
  State...............................................      --        (2)         --
                                                        ------    ------      ------
          Total.......................................  $1,660    $2,800      $1,581
                                                        ======    ======      ======



     Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance has been established for the net deferred tax assets recorded for pre-acquisition net operating losses incurred by Tech 2000. Significant components of the Company's deferred tax assets and liabilities are as follows:



                                                              SEPTEMBER 30,    JUNE 30,
                                                                  1998           1999
                                                              -------------    --------
Deferred tax asset -- net operating losses..................      $ 369         $ 369
Other, net..................................................         13            13
Valuation allowance.........................................       (372)         (372)
                                                                  -----         -----
                                                                  $  10         $  10
                                                                  =====         =====


     The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:


                                                                              NINE MONTHS
                                                              YEAR ENDED         ENDED
                                                            SEPTEMBER 30,      JUNE 30,
                                                            --------------    -----------
                                                            1997     1998        1999
                                                            -----    -----    -----------
Statutory federal income tax expense....................     34%      34%         34%
State income tax expense, net of federal tax
  provision.............................................      6        6           6
Change in valuation allowance and other.................     --        3           3
                                                             --       --          --
                                                             40%      43%         43%
                                                             ==       ==          ==


(7) SUBSEQUENT EVENTS:

  Lease commitments


     In June 1999, the Parent entered into certain non-cancelable operating lease agreements for the benefit of the Company. The expenses associated with these and any future leases under similar terms, will be allocated to the Company by the Parent at 104% of cost determined on a specific identification basis.



     In August 1999, the Company entered into an agreement with a financial institution whereby the Company has available to it up to $7.0 million for the purposes of acquiring capital equipment under operating leases. The Company's commitment related to any future operating leases under this agreement is

                               GORACING.COM, INC.

guaranteed by Action Performance. Through September 2, 1999, there have been no operating leases executed under this agreement. Currently, there are no other sources of third-party financing available to the Company.


  Recapitalization


     On July 2, 1999, the Company amended its certificate of incorporation such that the authorized capital stock of the Company consisted of 100 million shares of Class A Common Stock, par value $.0001 per share, 100 million shares of Class B Common Stock, par value $.0001 per share, and 10 million shares of Serial Preferred Stock, par value $.0001 per share. In connection therewith, all of the previously issued and outstanding capital stock of the Company was exchanged for 35 million shares of Class B Common Stock. The Company's articles of incorporation provide that the Company's Board of Directors may at any time in the future establish rights and preferences under the Serial Preferred Stock.


  Initial Public Offering

     In the proposed IPO, the Company plans to issue shares of its Class A Common Stock to the public while the Parent will retain ownership of all of the issued and outstanding Class B Common Stock. Holders of Class A Common Stock will have identical rights to the holder of the Class B Common Stock, except with respect to voting, conversion, and transfer. The Class A Common Stock is entitled to one vote per share while the Class B Common Stock is entitled to ten votes per share on all matters submitted to a vote of the stockholders. The shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Class A Common Stock on a share-for-share basis. In addition, the shares of Class B Common Stock will be automatically converted into a like number of shares of Class A Common Stock upon a transfer to any person or entity other than the Parent or an affiliate of the Parent. If the Parent distributes the Class B Common Stock to its stockholders, the shares will no longer be convertible into Class A Common Stock and will retain their status as Class B Common Stock.

  Intercompany Agreements

     In connection with the proposed IPO, the Company and the Parent will enter into a number of intercompany agreements, as more fully described below, that more closely reflect an arms-length relationship between the Company and the Parent.

          MASTER INTERCOMPANY AGREEMENT AND DISTRIBUTOR AGREEMENTS -- The Master Intercompany Agreement and Distributor Agreements establish the general guidelines by which the Company and the Parent will conduct business in the future, including pricing, exclusivity, non-competition, purchase order requirements, rights of return, and other general provisions. Under the terms of the agreements, the Company will purchase products from the Parent at the Parent's established wholesale selling price plus a markup of 20% to 30% depending upon the type of product sold and the third-party royalty obligation of the Parent for such products. All royalties for products purchased by the Company will be paid by the Parent. The agreements also establish the Company as the exclusive internet distributor of the Parent, subject only to contractual obligations of the Parent with respect to, or certain rights retained by, certain distributors, third-party licensors, suppliers, and NASCAR.

          INTERCOMPANY SERVICES AGREEMENT -- Under the terms of the Intercompany Services Agreement, the Parent will continue to provide substantially all of the services it currently provides to the Company at 104% of its costs. These services include warehousing, fulfillment, marketing, art and graphics, information technology, human resources, accounting, and other administrative services. The costs for such services will be determined based on a specific identification basis plus the Company's allocated portion of the costs associated with resources it shares with the Parent. Allocations from the Parent for such shared resources will be made primarily on a proportional cost method based on a number of factors including, headcount, square footage, related revenues, and CPU usage.

          TAX ALLOCATION AGREEMENT -- Immediately following the proposed IPO, the Company will be part of the Parent's combined group for federal and state income tax reporting purposes. Until such time that

                               GORACING.COM, INC.

     the Company no longer belongs to the Parent's taxpayer group, the Tax Allocation Agreement generally provides that the Company will pay its proportionate share of the Parent's tax liability computed as if the Company were filing a separate return. However, any tax benefits attributable to the Company will be used by the Parent to the extent the Company is unable to use such benefits at that time. The Parent will be required to establish a liability in favor of the Company to the extent it uses the Company's tax benefits.


          TALENT AGREEMENT -- The Talent Agreement generally provides that the Parent will use its best efforts in securing and maintaining, on behalf of the Company, agreements with racing celebrities, teams, crew chiefs, and motorsports personalities or organizations for endorsements as well as Internet and other interactive electronic ventures. All costs associated with such efforts, including licensing fees, signing bonuses, appearance fees, and administrative services will be paid by the Company. The agreement prevents the Company from directly entering into the endorsement agreements without using the Parent as its agent, except that the Company can enter into an agreement with a particular individual or organization if the Parent is unwilling or unable to do so.


     Had the intercompany agreements described above been in effect from the earliest period presented, the operating results would have been materially different than those presented in the accompanying historical combined financial statements.

  Stock Option Compensation -- Employees and Directors


     In conjunction with the proposed IPO, the Company has adopted the 1999 Stock Incentive Plan (the "Incentive Plan") for officers, employees, directors and other persons providing services to the Company. The Incentive Plan provides for the grant of stock options, including incentive stock options and non-qualified stock options, stock appreciation rights and restricted stock. Upon completion of the IPO, approximately 4,200,000 shares of Class A Common Stock will be reserved for grant. Either the Board of Directors or the Compensation Committee of the Board of Directors may determine the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise prices. No options have currently been granted under the Incentive Plan. The Company intends to issue options to employees and directors at the IPO date.



     The Company applies APB No. 25 and related interpretations in accounting for the Incentive Plan. The Company does not anticipate issuing options with exercise prices less than fair value at the date of issuance. Accordingly, no compensation expense will be recognized for employee and director options granted under the plan. The estimated fair market value of options granted will be estimated using the Black-Scholes option-pricing model with weighted average assumptions appropriate for such grants.


  Stock Option Compensation -- Celebrity and Non-Employee Options


     The Board of Directors has authorized the issuance of options to purchase common stock in conjunction with the proposed IPO to racing celebrities, teams, and crew chiefs as compensation and inducement to enter into Internet endorsement and service agreements between these celebrities and the Parent. The agreements generally provide for the endorsement of the Company's Web site at http://www.goracing.com, sponsorship rights, and a certain number of personal appearances and live chats on the Web site. No options have currently been granted.


     The estimated fair value of the options granted will be estimated using the Black-Scholes option-pricing model with weighted average assumptions appropriate for the options to be granted. The fair value of the options to be granted will be recorded in the financial statements as deferred stock option compensation and will be amortized using the straight-line method over the term of the service agreements, generally five years.

                            [INSIDE BACK COVER]
This page will contain pictures of various motorsports personalities who have agreed to endorse the goracing network.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                6,250,000 Shares


                              [GORACING.COM LOGO]

                            ------------------------
                                   Prospectus

                                           , 1999
                            ------------------------

                         BANC OF AMERICA SECURITIES LLC
                            WILLIAM BLAIR & COMPANY
                           U.S. BANCORP PIPER JAFFRAY
                              J.C. BRADFORD & CO.

     Until             , 1999, all dealers that buy, sell or trade the common
stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the SEC registration fee and NASD and Nasdaq National Market filing fees.

SEC registration fee........................................    $
NASD filing fee.............................................
Blue Sky fees and expenses..................................
Nasdaq National Market......................................
Transfer agent and registrar fees...........................
Accountants' fees and expenses..............................
Legal fees and expenses.....................................
Printing and engraving expenses.............................
Miscellaneous fees..........................................
                                                                ----------
     Total..................................................    $
                                                                ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Restated Certificate of Incorporation and Bylaws of the Registrant provide that the Registrant will indemnify and advance expenses, to the fullest extent permitted by the Delaware General Corporation Law, to each person who is or was a director or officer of the Registrant, or who serves or served any other enterprise or organization at the request of the Registrant (and "Indemnitee").

     Under Delaware law, to the extent that an Indemnitee is successful on the merits in defense of a suit or proceeding brought against him or her by reason of the fact that he or she is or was a director, officer, or agent of the Registrant, or serves or served any other enterprise or organization at the request of the Registrant, the Registrant shall indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection with such action.

     If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, an Indemnitee may be indemnified under Delaware law against both (i) expenses, including attorneys' fees, and (ii) judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

     If unsuccessful in defense of a suit brought by or in the right of the Registrant, where the suit is settled, an Indemnitee may be indemnified under Delaware law only against expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of the suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant except that if the Indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Registrant, he or she cannot be made whole even for expenses unless a court determines that he or she is fully and reasonably entitled to indemnification for such expenses.

     Also under Delaware law, expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the Registrant in advance of the final disposition of the suit, action, or proceeding upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the Registrant. The Registrant may also advance expenses incurred by other employees and agents of the Registrant upon such terms and conditions, if any, that the Board of Directors of the Registrant deems appropriate.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Registrant has not sold any securities since its inception on October , 1998 which were not registered under the Securities Act.

ITEM 16.  EXHIBITS.

     (a) Exhibits


EXHIBIT
NUMBER                               EXHIBITS
-------                              --------
   1       Form of Underwriting Agreement+
   2.1     Agreement and Plan of Reorganization dated November 19, 1998 among Action Performance Companies, Inc., Action
             Interactive, Inc., Tech 2000 Worldwide, Inc., Roger J.
             Falcione, and Patricia I. Barletta, Executrix of The
             Estate of Vincent D. Barletta.
   2.2     Stock Contribution Agreement dated July 1, 1999 by and
             between Action Performance Companies, Inc., goracing.com,
             inc., and Action Racing Collectables Club of America,
             Inc.*
   3.1     Restated Certificate of Incorporation of the Registrant*
   3.2     Bylaws of the Registrant*
   4.1     Specimen of Class A Common Stock Certificate*
   5       Opinion of Greenberg Traurig, P.A.
  10.1(a)  Form of Master Intercompany Agreement between Action
             Performance Companies, Inc. and goracing.com, inc. dated
             as of September   , 1999*
  10.1(b)  Form of Talent Agreement between Action Performance
             Companies, Inc. and goracing.com, inc. dated as of
             September   , 1999*
  10.1(c)  Form of Tax Allocation Agreement by and among Action
             Performance Companies, Inc. and goracing.com, inc. dated
             as of September   , 1999*
  10.1(d)  Form of Registration Rights Agreement between goracing.com, inc. and Action Performance Companies, Inc. dated as of
             September   , 1999*
  10.1(e)  Form of Intercompany Services Agreement between
             goracing.com, inc. and Action Corporate Services, Inc.
             dated as of September   , 1999*
  10.1(f)  Form of Distributor Agreement between Action Sports Image,
             LLC and Action Racing Collectables Club of America, Inc.
             dated as of September   , 1999*
  10.1(g)  Form of Processing and Fulfillment Agreement between Action
             Sports Image, LLC and Action Racing Collectables Club of
             America, Inc. dated as of September   , 1999*
  10.1(h)  Form of Distributor Agreement between Action Racing
             Collectables, Inc. and Action Racing Collectables Club of
             America, Inc. dated as of September   , 1999*
  10.2     1999 Incentive Stock Plan*
  10.3     Employment Agreement dated as of November 24, 1998 between
             Action Interactive, Inc. and Roger J. Falcione.
  21       List of Subsidiaries+
  23.1     Consent of Greenberg Traurig, P.A. (included in Exhibit 5)
  23.2     Consent of Arthur Andersen LLP
  24       Power of Attorney of Directors and Executive Officers
             (included on the Signature Page of the Registration
             Statement)+
  27.1     Financial Data Schedule for Fiscal Year Ended September 30,
             1996+
  27.2     Financial Data Schedule for Fiscal Year Ended September 30,
             1997+
  27.3     Financial Data Schedule for Six Months Ended March 31, 1998+
  27.4     Financial Data Schedule for Fiscal Year Ended September 30,
             1998+
  27.5     Financial Data Schedule for Nine Months Ended June 30, 1999


---------------

+ Previously filed


* To be filed by amendment

     (b) Financial Statement Schedules

     The Registrant has not provided any financial statement schedules, because the information called for is not required, or is shown either in the financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

          (2) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) that for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on September 3, 1999.


                                          GORACING.COM, INC.

                                          By:    /s/ CHRISTOPHER S. BESING
                                            ------------------------------------
                                                   Christopher S. Besing
                                                  Chief Executive Officer


     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                   TITLE                        DATE
                  ---------                                   -----                        ----
                      *                        Chairman of the Board                 September 3, 1999
---------------------------------------------
              Fred W. Wagenhals

          /s/ CHRISTOPHER S. BESING            Chief Executive Officer and Director  September 3, 1999
---------------------------------------------  (Principal Executive Officer)
            Christopher S. Besing

                      *                        President and Director                September 3, 1999
---------------------------------------------
              Lonnie P. Boutte

                      *                        Acting Chief Accounting Officer and   September 3, 1999
---------------------------------------------  Director (Principal Financial and
              David A. Husband                 Accounting Officer)

                      *                        Director                              September 3, 1999
---------------------------------------------
              Tod J. Wagenhals

       *By: /s/ CHRISTOPHER S. BESING
   ---------------------------------------
              Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               EXHIBITS
-------                              --------
   1       Form of Underwriting Agreement+
   2.1     Agreement and Plan of Reorganization dated November 19, 1998 among Action Performance Companies, Inc., Action
             Interactive, Inc., Tech 2000 Worldwide, Inc., Roger J.
             Falcione, and Patricia I. Barletta, Executrix of The
             Estate of Vincent D. Barletta.
   2.2     Stock Contribution Agreement dated July 1, 1999 by and
             between Action Performance Companies, Inc., goracing.com,
             inc., and Action Racing Collectables Club of America,
             Inc.*
   3.1     Restated Certificate of Incorporation of the Registrant*
   3.2     Bylaws of the Registrant*
   4.1     Specimen of Class A Common Stock Certificate*
   5       Opinion of Greenberg Traurig, P.A.
  10.1(a)  Form of Master Intercompany Agreement between Action
             Performance Companies, Inc. and goracing.com, inc. dated
             as of September   , 1999*
  10.1(b)  Form of Talent Agreement between Action Performance
             Companies, Inc. and goracing.com, inc. dated as of
             September   , 1999*
  10.1(c)  Form of Tax Allocation Agreement by and among Action
             Performance Companies, Inc. and goracing.com, inc. dated
             as of September   , 1999*
  10.1(d)  Form of Registration Rights Agreement between goracing.com, inc. and Action Performance Companies, Inc. dated as of
             September   , 1999*
  10.1(e)  Form of Intercompany Services Agreement between
             goracing.com, inc. and Action Corporate Services, Inc.
             dated as of September   , 1999*
  10.1(f)  Form of Distributor Agreement between Action Sports Image,
             LLC and Action Racing Collectables Club of America, Inc.
             dated as of September   , 1999*
  10.1(g)  Form of Processing and Fulfillment Agreement between Action
             Sports Image, LLC and Action Racing Collectables Club of
             America, Inc. dated as of September   , 1999*
  10.1(h)  Form of Distributor Agreement between Action Racing
             Collectables, Inc. and Action Racing Collectables Club of
             America, Inc. dated as of September   , 1999*
  10.2     1999 Incentive Stock Plan*
  10.3     Employment Agreement dated as of November 24, 1998 between
             Action Interactive, Inc. and Roger J. Falcione.
  21       List of Subsidiaries+
  23.1     Consent of Greenberg Traurig, P.A. (included in Exhibit 5)
  23.2     Consent of Arthur Andersen LLP
  24       Power of Attorney of Directors and Executive Officers
             (included on the Signature Page of the Registration
             Statement)+
  27.1     Financial Data Schedule for Fiscal Year Ended September 30,
             1996+
  27.2     Financial Data Schedule for Fiscal Year Ended September 30,
             1997+
  27.3     Financial Data Schedule for Six Months Ended March 31, 1998+
  27.4     Financial Data Schedule for Fiscal Year Ended September 30,
             1998+
  27.5     Financial Data Schedule for Nine Months Ended June 30, 1999


---------------

+ Previously filed


* To be filed by amendment